Execution Version

MERGER AGREEMENT

AGNICO EAGLE MINES LIMITED

- and -

KIRKLAND LAKE GOLD LTD.

September 28, 2021

-i-

-ii-

MERGER AGREEMENT

THIS AGREEMENT made as of the 28th day of September, 2021,

BETWEEN:

AGNICO EAGLE MINES LIMITED,

a corporation existing under the laws of the Province of Ontario,

("Agnico"),

- and -

KIRKLAND LAKE GOLD LTD.,

a corporation existing under the laws of the Province of Ontario,

("Kirkland").

WHEREAS the Kirkland Board has unanimously determined, after consultation with its financial and legal advisors and reviewing the Kirkland Fairness Opinions and following the receipt and review of a unanimous recommendation from the Kirkland Special Committee, that the acquisition and combination of the business conducted by Kirkland with Agnico to be effected by way of the Plan of Arrangement is in the best interests of Kirkland and that the Consideration to be received by the Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kirkland Shareholders;

AND WHEREAS the Agnico Board has unanimously determined, after consultation with its financial and legal advisors and reviewing the Agnico Fairness Opinions, that the acquisition and combination of the business conducted by Kirkland with Agnico to be effected by way of the Plan of Arrangement is in the best interests of Agnico;

AND WHEREAS the Agnico Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the issue of the Consideration Shares pursuant to the Arrangement to the Agnico Shareholders;

AND WHEREAS the Kirkland Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Plan of Arrangement to the Kirkland Shareholders;

AND WHEREAS in furtherance of the transactions contemplated by this Agreement and the Plan of Arrangement, the Kirkland Board has agreed to submit the Plan of Arrangement to the Kirkland Shareholders and the Court for approval and the Agnico Board has agreed to submit the transactions contemplated hereby and thereby to the Agnico Shareholders in accordance with the terms and conditions of this Agreement;

AND WHEREAS all of the directors and senior officers of Kirkland and Agnico have entered into support and voting agreements pursuant to which such individuals have irrevocably agreed to, among other things, support the Arrangement and vote their Kirkland Shares and Agnico Shares, as applicable, in favour of the transactions contemplated herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

As used in this Agreement, unless the content otherwise requires, the following terms have the following meanings and grammatical variations of those terms have the corresponding meanings:

"Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement between a Party and a Person other than the other Party that: (a) contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement; (b) includes other customary terms that are no less favorable in the aggregate to such Party (in its capacity as "Disclosing Party" under the Confidentiality Agreement) than those contained in the Confidentiality Agreement; and (c) allows and does not preclude or limit the ability of such Party to disclose such agreement or information relating to such agreement or the negotiations with or information furnished to the other Person party thereto and which does not otherwise conflict with any of the terms of this Agreement (including restricting such Party from complying with Article 5 hereof).

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and any transaction involving only a Party and one or more of its wholly-owned Subsidiaries or between one or more of such Party's wholly-owned Subsidiaries, any offer, proposal, expression or inquiry (whether written or oral) made on or after the date of this Agreement from any Person or group of Persons "acting jointly or in concert" (within the meaning of NI 62-104) other than a Party or one or more of their Affiliates relating to:

(a) any direct or indirect acquisition, sale, disposition, partnership, alliance or joint venture (or other arrangement having the same economic effect as an acquisition or sale), in a single transaction or a series of related transactions involving: (i) 20% or more of any class of equity or voting securities of a Party (or rights thereto, and including equity swaps or similar arrangements and securities convertible into or exercisable or exchangeable for equity or voting securities); or (ii) assets (including shares of Subsidiaries of a Party) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue, of such Party and its Subsidiaries (based on the most recent annual consolidated financial statements of the Party filed as part of the Agnico Public Disclosure or Kirkland Public Disclosure, as applicable);

(b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of equity or voting securities (or rights thereto, and including equity swaps or similar arrangements and securities convertible into or exercisable or exchangeable for equity or voting securities) of a Party or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of a Party and its Subsidiaries (based on the most recent annual consolidated financial statements of the Party filed as part of the Agnico Public Disclosure or Kirkland Public Disclosure, as applicable);

(c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or similar transaction, in a single transaction or a series of related transactions, involving a Party or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of such Party and its Subsidiaries (based on the most recent annual consolidated financial statements of the Party filed as part of the Agnico Public Disclosure or Kirkland Public Disclosure, as applicable); or

(d) any other similar transaction or series of related transactions involving a Party or any of its Subsidiaries the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

"Affiliate" has the meaning set out in Section 1.2(k)(i).

"Agnico" has the meaning set out in the preamble to this Agreement and includes its successors and permitted assigns.

"Agnico AIF" means the annual information form of Agnico for the year ended December 31, 2020 dated March 26, 2021.

"Agnico Assets" means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by Agnico and its Subsidiaries.

"Agnico Board" means the board of directors of Agnico as constituted from time to time.

"Agnico Board Recommendation" means the unanimous determination of the Agnico Board, after consultation with its financial and legal advisors, that the entering into of this Agreement is in the best interests of Agnico and the unanimous recommendation of the Agnico Board to Agnico Shareholders that they vote in favour of the Agnico Resolution.

"Agnico Change in Recommendation" has the meaning set out in Section 7.2(a)(iii)(B).

"Agnico Collective Agreements" means all collective bargaining agreements or union agreements currently applicable to Agnico or any of its Subsidiaries which impose any obligations upon Agnico or any of its Subsidiaries with respect to any Agnico Employee.

"Agnico Credit Facility" means the third amended and restated credit agreement dated as of October 25, 2017 between Agnico, The Bank of Nova Scotia, in its capacity as administrative agent, each guarantor party thereto, as guarantors, and each lender party thereto, as lenders, as amended by amendment no. 1 to the third amended and restated credit agreement dated as of December 14, 2018, and as further amended, restated, supplemented or otherwise modified from time to time.

"Agnico Data Room" means the material contained in the electronic data room established and hosted by Agnico in connection with the transactions contemplated by this Agreement as of 2:00 a.m. on September 28, 2021.

"Agnico Disclosure Letter" means the disclosure letter dated the date of this Agreement executed by Agnico and delivered to Kirkland in connection with this Agreement.

"Agnico Dividend Reinvestment Plan" means the dividend reinvestment and share purchase plan established by Agnico, as described in the Agnico Public Disclosure.

"Agnico Employee Plans" means all health, welfare, retiree benefit, supplemental unemployment benefit, fringe benefits, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance, share purchase, share compensation or any other share or equity-based compensation, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of Agnico or any of its Subsidiaries, Agnico Employees or former Agnico Employees, or any dependants or beneficiaries of such directors, Agnico Employees or former directors or Agnico Employees, registered, unregistered, funded or unfunded, which are maintained by or binding upon Agnico or any of its Subsidiaries or in respect of which Agnico or any of its Subsidiaries has any actual or potential liability or obligations; provided that, such term shall not include any statutory benefit plans which Agnico or its Subsidiaries, as applicable, are required to participate in or comply with, including any benefit plan administered by any Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation.

"Agnico Employees" means all officers and employees of Agnico and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

"Agnico Equity Awards" means the Agnico Options, Agnico PSUs and Agnico RSUs.

"Agnico Fairness Opinions" means the opinions of TD Securities Inc. and Merrill Lynch Canada Inc. to the effect that, as of the date of each such opinion, subject to the assumptions, limitations and qualifications contained therein, the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Agnico.

"Agnico Financial Advisors" has the meaning set out in Section 39 of Schedule E.

"Agnico Letter of Credit Facilities" means, collectively: (a) the credit agreement dated as of June 26, 2012 in respect of the uncommitted letter of credit facility, between Agnico, as borrower, The Bank of Nova Scotia, as lender, and each guarantor party thereto, as guarantors, as amended by amendment no. 1 to credit agreement dated November 5, 2013, amendment no. 2 to credit agreement dated October 2, 2014, amendment no. 3 to credit agreement dated July 31, 2015 with effect as of August 22, 2014, amendment no. 4 to credit agreement dated July 31, 2015, amendment no. 5 to credit agreement dated October 28, 2015 and amendment no. 6 to credit agreement dated September 27, 2016; (b) a standby letter of credit facility agreement dated September 23, 2015 between Agnico, as borrower, and The Toronto-Dominion Bank, as lender, as amended by an amending agreement dated September 25, 2015, an amending agreement dated June 20, 2018, an amending agreement dated June 21, 2019 and an amending agreement dated September 16, 2021; and (c) a bi-lateral standby letter of credit facility letter agreement dated June 29, 2016 between Agnico, as borrower, and Bank of Montreal, as lender, as each such agreement may be amended, restated, supplemented or otherwise modified from time to time.

"Agnico Loan Facilities" means the Agnico Credit Facility, the Agnico Letter of Credit Facilities and the Agnico NPAs.

"Agnico Meeting" means the special meeting of the Agnico Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider the Agnico Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties in accordance with the terms of this Agreement.

"Agnico Mineral Rights" has the meaning set out in Section 21(a)(ii) of Schedule E.

"Agnico NPAs" means the following note purchase agreements between Agnico and the purchasers party thereto: (a) note purchase agreement dated April 7, 2010, providing for the issuance of $115 million 6.13% Series A senior notes due 2017, $360 million 6.67% Series B senior notes due 2020 and $125 million 6.77% Series C senior notes due 2022; (b) note purchase agreement dated July 24, 2012, providing for the issuance of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024; (c) note purchase agreement dated September 30, 2015, providing for the issuance of $50 million of 4.15% senior unsecured notes due 2025; (d) note purchase agreement dated June 30, 2016, providing for the issuance of $100 million 4.54% Series A senior notes due 2023, $200 million 4.84% Series B senior notes due 2026 and $50 million 4.94% Series C senior notes due 2028; (e) note purchase agreement dated May 5, 2017, providing for the issuance of $40 million 4.42% Series A senior notes due 2025, $100 million 4.64% Series B senior notes due 2027, $150 million 4.74% Series C senior notes due 2029 and $10 million 4.89% Series D senior notes due 2032; (f) note purchase agreement dated February 27, 2018, providing for the issuance of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033; and (g) note purchase agreement dated April 7, 2020, providing for the issuance of $100 million 2.78% Series A senior notes due 2030 and $100 million 2.88% Series B senior notes due 2032, in each case, together with the notes issued pursuant thereto, as amended, restated, supplemented or otherwise modified from time to time.

"Agnico Option Plan" means the amended and restated stock option plan of Agnico, as described in the Agnico Public Disclosure.

"Agnico Options" means outstanding options to purchase Agnico Shares issued pursuant to the Agnico Option Plan.

"Agnico Permitted Dividends" means quarterly dividends to Agnico Shareholders not in excess of $0.35 per Agnico Share.

"Agnico PSU Plan" means the preference share unit plan of Agnico, as described in the Agnico Public Disclosure.

"Agnico PSUs" means the outstanding performance share units issued pursuant to the Agnico PSU Plan.

"Agnico Public Disclosure" means all documents publicly filed under the profile of Agnico on SEDAR since January 1, 2019.

"Agnico Real Properties" has the meaning set out in Section 21(a)(i) of Schedule E.

"Agnico Replacement Options" means the options to purchase Agnico Shares to be issued in exchange for Kirkland Options pursuant to the Plan of Arrangement.

"Agnico Resolution" means an ordinary resolution of the Agnico Shareholders approving the issuance of the Consideration Shares, substantially in the form set out in Schedule C.

"Agnico Restricted Share Unit Plan" means the restricted share unit plan of Agnico, as described in the Agnico Public Disclosure.

"Agnico RSUs" means the outstanding restricted share units issued under the Agnico Restricted Share Unit Plan.

"Agnico Senior Management" means the Chief Executive Officer; the President; the Senior Vice President, Finance and Chief Financial Officer; the Senior Vice President, Legal, General Counsel and Corporate Secretary; the Senior Vice President, Exploration; and the Senior Vice President, Corporate Development, Business Strategy and Technical Services.

"Agnico Shareholder Approval" means the approval of the Agnico Resolution by a simple majority of the votes cast on the Agnico Resolution by Agnico Shareholders present in person or represented by proxy at the Agnico Meeting and entitled to vote at the Agnico Meeting.

"Agnico Shareholders" means the registered or beneficial holders of the Agnico Shares, as the context requires.

"Agnico Shares" means the common shares in the capital of Agnico as constituted from time to time.

"Agnico Support and Voting Agreements" means each of the support and voting agreements dated the date of this Agreement between Kirkland and the Agnico Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Agnico Shares in favour of the Agnico Resolution.

"Agnico Supporting Shareholders" means all of the officers and directors of Agnico that are named in the Agnico AIF and remain officers and directors of Agnico at the date hereof, that hold Agnico Shares and who have entered into Agnico Support and Voting Agreements.

"Agnico Termination Amount Event" has the meaning set out in Section 8.2(c).

"Agreement" means this merger agreement, including all schedules attached hereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

"Anti-Corruption Laws" means all Laws relating to corruption and bribery, including the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and any Law of similar effect.

"Anti-Money Laundering Laws" has the meaning set out in Section 36 of Schedule D.

"Arrangement" means the arrangement of Kirkland under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

"Arrangement Resolution" means the special resolution of the Kirkland Shareholders approving the Arrangement to be considered at the Kirkland Meeting, substantially in the form and content of Schedule B.

"Articles of Arrangement" means the articles of arrangement of Kirkland in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Agnico and Kirkland, each acting reasonably.

"ASIC" means the Australian Securities and Investments Commission.

"ASIC Relief or Requirements" means any approvals, clearances or relief required from or provided by ASIC, or (in the event that relief is not granted) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, in order to distribute the Joint Circular to Australian Shareholders in respect of Kirkland Shares listed on the ASX, including, but not limited to, relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act.

"ASX" means the Australian Securities Exchange or ASX Limited, as the context requires.

"ASX Listing Rules" means the Listing Rules of ASX, as in force or as modified from time to time;

"Australian Corporations Act" means the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.

"Australian Securities Laws" means the Australian Corporations Act and the ASX Listing Rules.

"Australian Shareholder" means a Kirkland Shareholder whose address as shown in the shareholder register (or sub-register in the case of Kirkland CDIs) of Kirkland is within Australia or who is acting on behalf of such a Person, unless Agnico determines that it is lawful for such Kirkland Shareholder to receive the Consideration Shares under the Plan of Arrangement under Laws of Australia.

"Australian Taxing Authority" has the meaning set out in Section 4.4(c).

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, relief, licence, notification, registration or similar authorization of or with any Governmental Entity having jurisdiction over the Person.

"Breaching Party" has the meaning set out in Section 4.10(c).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"Canadian Malartic Mine" means the 100% interest in the Canadian Malartic mine located near the Town of Malartic, Quebec, Canada held by Canadian Malartic Corporation and Canadian Malartic GP.

"Canadian Securities Authorities" means the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

"Canadian Securities Laws" means the Securities Act and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

"CDN" means CHESS Depositary Nominees Pty Limited, the entity that provides depositary services in respect of the Kirkland CDIs.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Closing" has the meaning set out in Section 2.9(c).

"Commissioner of Competition" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or his/her designee.

"Competition Act" means the Competition Act (Canada).

"Competition Act Approval" means the occurrence of one or more of the following: (a) the issuance of an advance ruling certificate under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he or she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; (b) the applicable waiting period, including any extension of such waiting period, under section 123 of the Competition Act shall have expired or been terminated; or (c) the obligation to provide pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act and, in the case of (b) or (c), the Commissioner of Competition shall have issued a No-Action Letter.

"Confidentiality Agreement" means the confidentiality agreement dated June 24, 2019 between Agnico and Kirkland, as amended by letter agreement dated June 22, 2021.

"Consideration" means the consideration to be received by each Kirkland Shareholder pursuant to the Plan of Arrangement in respect of each Kirkland Share that is issued and outstanding immediately prior to the Effective Time, consisting of Consideration Shares equal to the Exchange Ratio.

"Consideration Shares" means the Agnico Shares to be issued to the Kirkland Shareholders as the Consideration pursuant to the Arrangement.

"Constating Documents" means articles of incorporation, amalgamation, arrangement or continuation, partnership agreements, unanimous shareholders agreements, by-laws (or equivalent documents) and all amendments to such articles, partnership agreements, unanimous shareholders agreements or by-laws (or equivalent documents).

"Contract" means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking, obligation or undertaking (written or oral), together with any amendments and modifications thereto, to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

"control" has the meaning set out in Section 1.2(k)(iii).

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"COVID-19" means the coronavirus disease 2019 (dubbed COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

"COVID-19 Measures" means commercially reasonable actions necessary for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law promulgated by any Governmental Entity in connection with COVID-19.

"Depositary" means such Person as Agnico and Kirkland may appoint to act as depositary in relation to the Arrangement.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Environmental Laws" means all Laws relating to pollution, protection of the natural environment or the generation, production, use, storage, treatment, transportation, disposal or Release of Regulated Substances, including under common law, and all Authorizations issued pursuant to such Laws.

"Environmental Liabilities" means with respect to any Person, all liabilities, remedial and removal costs, investigation and monitoring costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, decommissioning and reclamation plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"Environmental Permits" means all permits, licenses, authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under applicable Environmental Laws.

"Exchange Ratio" means 0.7935 of an Agnico Share for each Kirkland Share, subject to adjustment pursuant to Section 2.11.

"Exchanges" means the ASX, TSX and NYSE.

"Exclusivity Agreement" means the letter agreement dated September 16, 2021 between Agnico and Kirkland.

"Final Order" means the final order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Agnico and Kirkland, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied on appeal; provided that any such amendment is acceptable to both Agnico and Kirkland, each acting reasonably.

"FIRB Approval" means that, on or before the Effective Date, any of the following has occurred: (a) written notification by the Treasurer of the Commonwealth of Australia or his or her delegate under the Foreign Acquisitions and Takeovers Act 1975 (Cth) that the Commonwealth Government of Australia has no objection under the Australian Federal Government's foreign investment policy (if applicable) or under the Foreign Acquisitions and Takeovers Act 1975 (Cth) to Agnico acquiring all the Kirkland Shares under the Arrangement; (b) the Treasurer of the Commonwealth of Australia ceases to be entitled to make an order under Division 2 of Part 3 of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the acquisition by Agnico of all of the Kirkland Shares in accordance with the Arrangement; or (c) the Foreign Acquisitions and Takeovers Act 1975 (Cth) or its associated regulations have been amended so that the acquisition by Agnico of all of the Kirkland Shares ceases to be a "significant action", a "notifiable action" or a "notifiable national security action" as defined in such Law.

"First Nations Claims" means any and all claims, actions, suits or other proceedings (whether or not proven) by any First Nations Group, including any claim or assertion of Aboriginal or treaty rights.

"First Nations Group" means any Indian or Indian band (as those terms are defined in the Indian Act (Canada)), First Nations person or people, Métis person or people, Inuit person or people, or aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title), treaty right or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing.

"Form 51-102F5" means Form 51-102F5 as prescribed in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

"Governmental Entity" means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority or representative of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"Indemnified Persons" has the meaning set out in Section 8.7(a).

"Intellectual Property" means, with respect to a Person, all patents, copyrights, trademarks, trade names, business names, corporate names, service marks, copyrights, trade secrets, inventions, know-how, logos, commercial symbols and industrial designs (including applications for all of the foregoing and renewals, divisions, extensions and reissues, as applicable, relating thereto), all domain names, website names, world-wide web addresses, computer software and programs, and all other proprietary information or intellectual or industrial property, together with all goodwill associated with any of the foregoing, of the Person or its Subsidiaries.

"Interim Order" means the interim order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, providing for, among other things, the calling and holding of the Kirkland Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Agnico and Kirkland, each acting reasonably.

"Investment Canada Act" means the Investment Canada Act (Canada).

"Joint Circular" means the notice of the Agnico Meeting and the notice of the Kirkland Meeting to be sent to the Agnico Shareholders and the Kirkland Shareholders, respectively, and the accompanying joint management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference into, such management information circular, to be prepared by the Parties and sent to Agnico Shareholders and Kirkland Shareholders, respectively, in connection with the Agnico Meeting and the Kirkland Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Key Regulatory Approvals" means the Competition Act Approval and the FIRB Approval.

"Kirkland" has the meaning set out in the preamble to this Agreement and includes its successors and permitted assigns.

"Kirkland AIF" means the annual information form of Kirkland for the year ended December 31, 2020 dated March 30, 2021.

"Kirkland Assets" means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by Kirkland and its Subsidiaries.

"Kirkland Board" means the board of directors of Kirkland as constituted from time to time.

"Kirkland Board Recommendation" means the unanimous determination of the Kirkland Board, after consultation with its financial and legal advisors and following the receipt and review of an unanimous recommendation from the Kirkland Special Committee, that the Arrangement is in the best interests of Kirkland and the Consideration is fair to the Kirkland Shareholders and the unanimous recommendation of the Kirkland Board to the Kirkland Shareholders that they vote in favour of the Arrangement Resolution.

"Kirkland CDI" means a Kirkland CHESS Depositary Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in a Kirkland Share that is registered in the name of CDN.

"Kirkland CDI Holders" means the holders of outstanding Kirkland CDIs.

"Kirkland Change in Recommendation" has the meaning set out in Section 7.2(a)(iv)(B).

"Kirkland Collective Agreements" means all collective or enterprise bargaining agreements or union agreements currently applicable to Kirkland or any of its Subsidiaries which impose any obligations upon Kirkland or any of its Subsidiaries with respect to any Kirkland Employee.

"Kirkland Data Room" means the material contained in the electronic data rooms established by Kirkland and hosted by Ansarada in connection with the transactions contemplated by this Agreement as of 2:00 a.m. on September 28, 2021.

"Kirkland Disclosure Letter" means the disclosure letter dated the date of this Agreement executed by Kirkland and delivered to Agnico in connection with this Agreement.

"Kirkland DSU Plan" means Kirkland's deferred share unit plan for non-employee directors, as described in the Kirkland Public Disclosure.

"Kirkland DSUs" means the outstanding deferred share units issued pursuant to the Kirkland DSU Plan.

"Kirkland Employee Plans" means all health, welfare, retiree benefit, supplemental unemployment benefit, fringe benefits, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance, share purchase, share compensation or any other share or equity-based compensation, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of Kirkland or any of its Subsidiaries, Kirkland Employees or former Kirkland Employees, or any dependants or beneficiaries of such directors, Kirkland Employees or former directors or Kirkland Employees, registered, unregistered, funded or unfunded, which are maintained by or binding upon Kirkland or any of its Subsidiaries or in respect of which Kirkland or any of its Subsidiaries has any actual or potential liability or obligations; provided that, such term shall not include any statutory benefit plans which Kirkland or its Subsidiaries, as applicable, are required to participate in or comply with, including any benefit plan administered by any Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation.

"Kirkland Employees" means all officers and employees of Kirkland and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

"Kirkland Equity Awards" means the Kirkland Options, Kirkland DSUs, Kirkland PSUs and Kirkland RSUs.

"Kirkland Fairness Opinions" means the opinions of BMO Nesbitt Burns Inc., Maxit Capital LP and CIBC World Markets Inc. to the effect that, as of the date of each such opinion, subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders.

"Kirkland Financial Advisors" has the meaning set out in Section 39 of Schedule D.

"Kirkland Legacy Option Plans" means the omnibus incentive plan of Kirkland Lake Gold Inc. prior to its arrangement with Kirkland on November 30, 2016 and the option plan of St. Andrew Goldfields Ltd., each as described in the Kirkland Public Disclosure.

"Kirkland LTIP" means the long term incentive plan established by Kirkland on January 1, 2017, as amended on December 8, 2017 and May 29, 2020, as described in the Kirkland Public Disclosure.

"Kirkland Meeting" means the special meeting of Kirkland Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties in accordance with the terms of this Agreement.

"Kirkland Mineral Rights" has the meaning set out in Section 21(a)(ii) of Schedule D.

"Kirkland Optionholders" means the holders of Kirkland Options.

"Kirkland Options" means the outstanding options to purchase Kirkland Shares granted under or otherwise subject to the Kirkland Legacy Option Plans.

"Kirkland Permitted Dividends" means quarterly dividends to Kirkland Shareholders not in excess of $0.1875 per Kirkland Share.

"Kirkland Preferred Shares" means the preferred shares in the capital of Kirkland.

"Kirkland PSUs" means the outstanding performance share units issued pursuant to the Kirkland LTIP.

"Kirkland Public Disclosure" means all documents publicly filed under the profile of Kirkland on SEDAR since January 1, 2019.

"Kirkland Real Properties" has the meaning set out in Section 21(a)(i) of Schedule D.

"Kirkland RSUs" means the outstanding restricted share units issued pursuant to the Kirkland LTIP.

"Kirkland Senior Management" means the President and Chief Executive Officer; Chief Financial Officer; Chief Operating Officer; Executive Vice President, Corporate Affairs and Sustainability; Senior Vice President, Exploration; Senior Vice President, Corporate Development; and the Executive Vice President.

"Kirkland Shareholder Approval" has the meaning set out in Section 2.2(c).

"Kirkland Shareholders" means the registered or beneficial holders of the Kirkland Shares (including, for the avoidance of doubt, the Kirkland CDI Holders), as the context requires.

"Kirkland Shares" means common shares in the capital of Kirkland as currently constituted and including, for greater certainty, where applicable, any corresponding Kirkland CDIs.

"Kirkland Special Committee" means the special committee of the Kirkland Board currently composed of Peter Grosskopf (Chair), Jonathan Gill and Jeffrey Parr.

"Kirkland Support and Voting Agreements" means each of the support and voting agreements dated the date of this Agreement between Agnico and the Kirkland Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Kirkland Shares in favour of the Arrangement Resolution.

"Kirkland Supporting Shareholders" means all of the officers and directors of Kirkland that are named in the Kirkland AIF and remain officers and directors of Kirkland at the date hereof, that hold Kirkland Shares and who have entered into Kirkland Support and Voting Agreements.

"Kirkland Termination Amount Event" has the meaning set out in Section 8.2(b).

"Law" or "Laws" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, by-law, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise, and which shall include, for greater certainty, Environmental Laws.

"Lien" means any mortgage, pledge, hypothec, assignment, charge, lien, security interest, adverse interest in property, title retention agreement, adverse claim or right, or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Matching Period" has the meaning set out in Section 5.4(a)(iv).

"Material Adverse Effect" means, with respect to any Person, any fact or state of facts, change, event, occurrence, effect or circumstance that, individually or in the aggregate with any other such fact, state of facts, changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (whether absolute, accrued, contingent or otherwise) of such Person and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, event, occurrence, effect or circumstance resulting from or arising in connection with:

(a) any change or development generally affecting the industries, businesses or segments in which such Person and its Subsidiaries operate or carry on their business;

(b) any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or Australia or globally;

(c) any climatic or other natural events or conditions, including any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d) any change (on a current or forward basis) in the price of gold, silver or copper or any other mineral product used or sold by such Person or its Subsidiaries;

(e) any general outbreak of illness, epidemic, pandemic (including COVID-19), or general outbreak of illness, including the worsening thereof;

(f) any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity;

(g) any change in IFRS or changes in applicable regulatory accounting requirements generally applicable to the industries in which such Person and its Subsidiaries conducts their business;

(h) any change in the market price, credit rating or trading volume of any securities of such Person; provided, however, that the causes underlying such change may, if not otherwise excluded from the definition of Material Adverse Effect, be considered to determine whether such change constitutes a Material Adverse Effect;

(i) the failure of such Person to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings, production, cash flow or other financial or reporting metrics for any period ending on or after the date of this Agreement; provided, however, that the causes underlying such failure may, if not otherwise excluded from the definition of Material Adverse Effect, be considered to determine whether such failure constitutes a Material Adverse Effect;

(j) the announcement, execution or implementation of this Agreement or the transactions contemplated hereby; or

(k) any action taken (or omitted to be taken) by such Person or any of its Subsidiaries: (i) pursuant to this Agreement (excluding any obligation to act in the Ordinary Course); or (ii) at the written request of or that is consented to by the other Party in writing, provided, however, that: (A) with respect to clause (a) through to and including clause (f), such matter does not have a materially disproportionate effect on such Person and its Subsidiaries, on a consolidated basis, relative to other comparable entities operating in the industries, businesses or segments in which such Person and/or its Subsidiaries operate; and (B) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Contract" means, in respect of any Party, any Contract:

(a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of such Party;

(b) under which such Party or any of its Subsidiaries is obligated to make or expects to receive payments in excess of 5% of such Party's consolidated revenues as reported in its audited consolidated financial statements for fiscal 2020 over the remaining term of the Contract;

(c) that is a lease, sublease, license, right of way, occupancy or similar agreement for real property that is material to the business or to an operation of such Party and its Subsidiaries, on a consolidated basis;

(d) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100 million individually or in the aggregate;

(e) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal prepayment or similar Contract on a material property of such Party that has a value or expected value in excess of $50 million individually or in the aggregate;

(f) providing for the establishment, investment in, organization, formation, or governance of any material joint venture, limited liability company, partnership or similar alliance;

(g) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, or for the deferred purchase price of property with an outstanding principal amount in excess of $50 million or which is otherwise secured by a Lien;

(h) under which such Party or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party in excess of $50 million, in the aggregate, excluding guarantees between two or more wholly-owned Subsidiaries of such Party or between such Party and one or more of its wholly-owned Subsidiaries;

(i) relating to any material commodity swap, hedge, derivative, forward, off-take or similar arrangement;

(j) that is a material Contract with any Governmental Entity or a First Nations Group;

(k) which is a collective bargaining or union agreement or any other material Contract with any labour union;

(l) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to such Party and its Subsidiaries on a consolidated basis, to the benefit of a third party, other than joint operating agreements, bidding agreements and other industry standard agreements entered into in the Ordinary Course;

(m) restricting the incurrence of indebtedness by such Party or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of such Party or any of its Subsidiaries;

(n) restricting, or which may in the future restrict, the payment of dividends by such Party or any of its Subsidiaries;

(o) that limits or restricts in any material respect the ability of such Party or any of its Subsidiaries to engage in any line of business or carry on business or to acquire or operate any material property or material assets in any geographic area, the scope of Persons to whom such Party or any of its Subsidiaries may sell products or deliver services, or grants a third party a "most favoured nation" or similar right that would reasonably be expected to be material to the business or to an operation of such Party and its Subsidiaries on a consolidated basis;

(p) in respect of Agnico, each of the Contracts listed in Schedule 1.1 of the Agnico Disclosure Letter and in respect of Kirkland, each of the Contracts listed in Schedule 1.1 of the Kirkland Disclosure Letter; or

(q) that is otherwise material to such Party and its Subsidiaries on a consolidated basis.

"material fact" has the meaning set out in the Securities Act; provided, that with respect to any documents filed or furnished by Agnico or Kirkland with or to the SEC, "material fact" includes a fact that is "material", where "material" has the meaning set out in the U.S. Exchange Act.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"NI 54-101" means National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer.

"NI 62-104" means National Instrument 62-104 - Take-Over Bids and Issuer Bids.

"No-Action Letter" means a written confirmation from the Commissioner of Competition indicating that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, such letter or other written notification having not been withdrawn prior to the Effective Time.

"Notice" has the meaning set out in Section 8.4(a).

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario).

"officer" has the meaning set out in the Securities Act.

"Ordinary Course" means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

"Outside Date" means March 31, 2022, subject to the right of either Party to postpone the Outside Date in accordance with Section 1.4.

"Parties" means Agnico and Kirkland, and "Party" means any one of them.

"Permitted Acquisition Agreement" means an agreement, arrangement or understanding entered into by a Party to implement, pursue or support a Superior Proposal, which:

(a) other than in respect of the requirement for such Party to make an Agnico Change in Recommendation or a Kirkland Change in Recommendation, as applicable, as provided in Section 5.4(a), all obligations of Agnico or Kirkland, as applicable, (other than confidentiality and standstill) contained in the agreement, arrangement or understanding are effective only following the satisfaction of a condition precedent that: (i) in the case of an agreement, arrangement or understanding entered into by Agnico, the Agnico Resolution shall have failed to receive the Agnico Shareholder Approval at the Agnico Meeting (including any adjournments or postponements thereof); or (ii) in the case of an agreement, arrangement or understanding entered into by Kirkland, the Arrangement Resolution shall have failed to receive the Kirkland Shareholder Approval at the Kirkland Meeting (including any adjournments or postponements thereof) in accordance with the Interim Order;

(b) other than as required by Law prior to the satisfaction of the applicable condition precedent referred to in clause (a) above, does not require or permit such Party to take any further steps in respect of the Superior Proposal, including any filing or notice to any Governmental Entity, until the applicable condition precedent referred to in clause (a) above has been satisfied;

(c) terminates automatically in accordance with its terms, and is of no further force or effect, immediately upon the failure of the applicable condition precedent referred to in clause (a) above to be satisfied;

(d) does not contain any provisions providing for the payment of any amount or the taking of any other action by such Party as a result of the completion of the transactions contemplated by this Agreement or the failure to satisfy the applicable condition precedent referred to in clause (a) above; and

(e) other than in respect of the ability of such Party to make an Agnico Change in Recommendation or a Kirkland Change in Recommendation, as applicable, upon the entering into of the agreement, arrangement or understanding as provided in Section 5.4(a), such agreement, arrangement or understanding does not by its terms otherwise prevent, delay or inhibit, in any way, such Party from completing the Arrangement in accordance with the terms of this Agreement unless and until such time as the applicable condition precedent referred to in clause (a) above is satisfied.

"Permitted Liens" means any one or more of the following Liens:

(a) Liens or deposits for Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings; provided that the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of, in the case of Agnico or any of its Subsidiaries, the Agnico Assets and, in the case of Kirkland and any of its Subsidiaries, the Kirkland Assets; provided that such Liens: (i) are related to obligations not due or delinquent; (ii) are not registered against title to such assets; (iii) in respect of which adequate holdbacks are being maintained as required by Law; and (iv) arise or are incurred in the Ordinary Course and are not, individually or in the aggregate, material;

(c) municipal by-laws, regulations, ordinances, zoning laws, building or land use restrictions and other limitations as to the use of real property imposed by any Governmental Entity having jurisdiction over real property;

(d) customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities or properties in or on which the Party or any of its Subsidiaries conduct their business; provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights: (i) were not incurred in connection with any indebtedness; and (ii) do not or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e) Liens incurred, created and granted in the Ordinary Course to a utility, municipality or Governmental Entity in connection with operations conducted with respect to, in the case of Agnico or any of its Subsidiaries, the Agnico Assets and, in the case of Kirkland and any of its Subsidiaries, the Kirkland Assets; provided that such Liens are not filed or registered against title or relate to costs and expenses for which payment is not due or delinquent;

(f) any minor encroachments by any structure located on, in the case of Agnico or any of its Subsidiaries, the Agnico Assets and, in the case of Kirkland and any of its Subsidiaries, the Kirkland Assets, onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto such assets; provided that such Liens do not materially adversely affect the use or value of such assets or otherwise materially impair business operations at the affected properties;

(g) easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables; provided that they: (i) have been complied with in all material respects and do not materially adversely impact the use or value of such property; and (ii) arise in the Ordinary Course;

(h) any reservations, exceptions, limitations, provisos and conditions contained in the original grant or patent from any Governmental Entity (including the reservation of any mines and minerals in a Governmental Entity or in any other Person), as same may be varied by statute, together with any Liens arising from or as a result of any alleged defects or irregularities in the initial grant from the Governmental Entity; provided that they do not materially affect the use or value of the property subject thereto;

(i) any Liens, other than those described above, that are: (i) registered, as of the date of this Agreement against title to real property in the applicable land registry offices; or (ii) registered, as of the Effective Time, against a Party, any of its Subsidiaries or their respective assets, in a public personal property registry or similar registry systems;

(j) any conditions and covenants imposed by such mining legislation and regulation as may be applicable to, in the case of Agnico or any of its Subsidiaries, the Agnico Assets and, in the case of Kirkland and any of its Subsidiaries, the Kirkland Assets; provided the same are complied with in all material respects;

(k) statutory Liens incurred or pledges or deposits made in the Ordinary Course to secure the performance of obligations of any Party under Environmental Laws to which any assets of such Party are subject; provided that such Liens, pledges or deposits do not materially affect the use or value of the subject property or assets;

(l) undetermined or inchoate Liens and charges arising under Law which have not at the time been filed or registered in accordance with Law or for which written notice has not been duly given in accordance with Law or which, although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under applicable worker's compensation, employment insurance and other social security legislation;

(m) customary rights of set-off or combination of accounts with respect to Ordinary Course hedge arrangements, deposits and/or accounts;

(n) Liens on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement, in each case, entered into in the Ordinary Course and upon usual and arm's length market terms, securing the payment of the applicable Party's portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement; provided that: (i) such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings; and (ii) reserves are being maintained in accordance with IFRS against such Liens; and

(o) the Liens, in respect of Agnico, listed and described in Schedule 1.1 of the Agnico Disclosure Letter, and in respect of Kirkland, listed and described in Schedule 1.1 of the Kirkland Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, limited liability company, organization, syndicate, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity) or any other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement of Kirkland, substantially in the form of Schedule A, subject to any amendments or variations thereto made in accordance with Section 8.1, the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

"Pre-Arrangement Reorganization" has the meaning set out in Section 4.9(a)(i).

"Private Ruling Request" has the meaning set out in Section 4.4(c).

"Qualified Person" has the meaning set out in NI 43-101.

"Real Property Lease" means any lease or license with respect to any real property leased or licensed by a Party or any of its Subsidiaries.

"Receiving Party" has the meaning set out in Section 5.4(a).

"Regulated Substances" means any substance that is prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.

"Regulatory Approval" means any consent, waiver, permit, exemption, relief, review, order, decision or approval of, or any notification, registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity pursuant to a written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required or advisable under Law in connection with the Arrangement, including the Key Regulatory Approvals and the ASIC Relief or Requirements.

"Release" has the meaning prescribed in any applicable Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Regulated Substance, whether accidental or intentional, into the environment.

"Representative" means, with respect to a Person, its Subsidiaries and Affiliates and its and their directors, officers, trustees, employees, consultants, agents and other representatives (including any legal, financial or other advisor).

"Sanctions" has the meaning set out in Section 34 of Schedule D.

"SEC" means the United States Securities and Exchange Commission.

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

"Securities Act" means the Securities Act (Ontario).

"Securities Authorities" means, collectively, the Canadian Securities Authorities, the ASIC and the SEC.

"Securities Laws" means Australian Securities Laws, Canadian Securities Laws and U.S. Securities Laws.

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

"Subsidiary" has the meaning set out in Section 1.2(k)(ii).

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement from a Person, or group of Persons, who is or are arm's length to the Party subject to the Acquisition Proposal, to acquire not less than all of the outstanding Agnico Shares or Kirkland Shares, as applicable, or all or substantially all of the assets of the Party and its Subsidiaries on a consolidated basis that is subject to the Acquisition Proposal, that:

(a) complies with Securities Laws and did not result from or involve a breach of Section 5.1 or section 2 of the Exclusivity Agreement;

(b) is not subject to any financing condition and, after consultation with its financial advisors, in respect of which the board of directors of such Party determines in good faith that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to effect payment in full for all of the shares or assets, as the case may be, at the time and on the basis set out in such Acquisition Proposal;

(c) is not subject to any due diligence or access condition;

(d) if it relates to the acquisition of a Party's outstanding common shares, is made available to all holders of such Party's common shares on the same terms and conditions;

(e) the board of directors of such Party has determined in good faith, after receiving the advice of its financial advisors and its outside legal advisors, is reasonably likely to be completed at the time and on the terms proposed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates;

(f) the board of directors of such Party determines in good faith, after receiving the advice of its financial advisors and its outside legal advisors and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the board of directors of such Party (including the Person or group of Persons making such Acquisition Proposal and their Affiliates), that: (i) the Acquisition Proposal would, if completed in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to the shareholders of such Party, from a financial point of view, than the Arrangement, taking into account, among other things, the expected synergies and cost savings arising from, the Arrangement (including after considering any amendments to the terms and conditions of the Arrangement proposed by a Party pursuant to Section 5.4(c)); and (ii) the failure to recommend such Acquisition Proposal to the shareholders of such Party would be inconsistent with its fiduciary duties under Law.

"Superior Proposal Notice" has the meaning set out in Section 5.4(a)(iii).

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) and other documents (whether in tangible, electronic or other form) filed or required to be filed in respect of Taxes.

"Taxes" means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital gains, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, mining, net worth, indebtedness, surplus, sales, escheat, goods and services, harmonized sales, provincial sales, use, ad valorem, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee or employer health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, countervail, anti-dumping and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor of any party.

"Terminating Party" has the meaning set out in Section 4.10(c).

"Termination Amount" means $450,000,000.00.

"Termination Notice" has the meaning set out in Section 4.10(c).

"Transaction Personal Information" has the meaning set out in Section 8.9(a).

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934.

"U.S. Investment Act" means the United States Investment Company Act of 1940.

"U.S. Securities Act" means the United States Securities Act of 1933.

"U.S. Securities Laws" means the federal and state securities legislation of the United States, and the rules and regulations promulgated thereunder.

"U.S. Tax Code" means the United States Internal Revenue Code of 1986.

"U.S. Treasury Regulations" means the treasury regulations under the U.S. Tax Code.

1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a) Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b) Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified. In the event that any amounts are required to be converted from a foreign currency to United States dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

(c) Gender and Number. Any words importing gender includes all genders, including the neuter gender. Words importing the singular number only include the plural and vice versa.

(d) Certain Phrases and References, etc.

(i) The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of."

(ii) Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(iii) Any reference in this Agreement to any other agreement or document includes, and is a reference to such agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules, exhibits or attachments hereto and thereto.

(iv) The term "made available" means: (A) with respect to Kirkland, copies of the subject materials were included in the Kirkland Data Room; and (B) with respect to Agnico, copies of the subject materials were included in the Agnico Data Room.

(e) Capitalized Terms. All capitalized terms used in any Schedule or in the Agnico Disclosure Letter or Kirkland Disclosure Letter shall have the respective meanings ascribed to them in this Agreement.

(f) Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of: (i) Kirkland, it is deemed to refer to the collective actual knowledge of Kirkland Senior Management, after such reasonable inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties; and (ii) Agnico, it is deemed to refer to the collective actual knowledge of Agnico Senior Management, after such reasonable inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties.

(g) Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with IFRS.

(h) Statutes. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded, unless stated otherwise.

(i) Date for Action and Computation of Time.

(i) If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(ii) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(j) Time References. References to days means calendar days, unless stated otherwise. References to time are to local time, Toronto, Ontario, unless stated otherwise.

(k) Affiliates and Subsidiaries. For the purpose of this Agreement:

(i) a Person is an "Affiliate" of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person; provided that in no case shall an "Affiliate" of Agnico or any of its Subsidiaries include Canadian Malartic Corporation or Canadian Malartic GP;

(ii) a "Subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary; and

(iii) a Person is considered to "control" another Person if: (A) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (B) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (C) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

1.3 Subsidiaries to Comply

To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of either Party, each such provision shall be construed as a covenant of the applicable Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.4 Outside Date

(a) Either Agnico or Kirkland shall have the right to postpone the Outside Date on one or more occasions (by at least 5 days and not more than 15 days, as specified by the postponing Party) up to a maximum of 60 days if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity, by providing Notice of such postponement to the other Party in accordance with Section 1.4(b).

(b) A postponing Party shall give written Notice of any such postponement of the Outside Date permitted in accordance with Section 1.4(a) to the other Party by no later than 5:00 p.m. on the date that is not less than five Business Days prior to the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.4), or such later date as may be agreed to in writing by the Parties; provided that, notwithstanding the foregoing, a Party shall not be permitted to unilaterally postpone the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.4) if: (i) the failure to obtain a Key Regulatory Approval is primarily the result of such Party's wilful breach of its obligations under this Agreement with respect to obtaining such Key Regulatory Approval; or (ii) in the aggregate, such postponements would exceed 60 days from the original Outside Date.

1.5 Schedules

(a) The following Schedules are attached to this Agreement and form an integral part of this Agreement for all purposes of it:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Agnico Resolution
Schedule D	-	Representations and Warranties of Kirkland
Schedule E	-	Representations and Warranties of Agnico
Schedule F	-	Governance Matters

(b) The Agnico Disclosure Letter, the Kirkland Disclosure Letter and all information contained in such disclosure letters are considered confidential information and are subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

Agnico and Kirkland agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement, as soon as reasonably practicable after the date of this Agreement.

2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, and in any event prior to October 27, 2021, Kirkland shall, in a manner and form acceptable to Agnico, acting reasonably, apply to the Court pursuant to section 182 of the OBCA and, in cooperation with Agnico, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a) for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Kirkland Meeting and for the manner in which such notice is to be provided;

(b) confirmation of the record date for the purposes of determining the Kirkland Shareholders entitled to receive notice of and vote at the Kirkland Meeting in accordance with the Interim Order;

(c) that the required approval for the Arrangement Resolution shall be 66⅔% of the votes cast on the Arrangement Resolution by Kirkland Shareholders present in person or represented by proxy at the Kirkland Meeting and entitled to vote at the Kirkland Meeting (the "Kirkland Shareholder Approval");

(d) that, subject to the discretion of the Court, the Kirkland Meeting may be held as a virtual-only or hybrid-virtual shareholder meeting and that Kirkland Shareholders that participate in the Kirkland Meeting by virtual means will be deemed to be present at the Kirkland Meeting, including for purposes of establishing quorum;

(e) that, if a virtual-only Kirkland Meeting is held with the approval of the Court, such Kirkland Meeting will be deemed to be held at the location of Kirkland's registered office;

(f) for the grant of the Dissent Rights only to those Kirkland Shareholders who are registered Kirkland Shareholders as contemplated in the Plan of Arrangement;

(g) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h) that the Kirkland Meeting may be adjourned or postponed from time to time by Kirkland, in accordance with the terms of this Agreement, without the need for additional approval of the Court;

(i) that the record date for the Kirkland Shareholders entitled to notice of and to vote at the Kirkland Meeting will not, unless agreed to in writing by Agnico and Kirkland, change in respect of any adjournment(s) or postponement(s) of the Kirkland Meeting, unless required by the Court or Law;

(j) that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court's determination that the Arrangement is substantively and procedurally fair to the Kirkland Shareholders and the Kirkland Optionholders who are entitled to receive Consideration Shares or Agnico Replacement Options pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Kirkland Shareholders and the Kirkland Optionholders;

(k) that each Kirkland Shareholder, Kirkland Optionholder and any other affected Person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within the prescribed time and in accordance with the procedures set out in the Interim Order;

(l) that, subject to the foregoing and in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of Kirkland's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Kirkland Meeting; and

(m) for such other matters as Agnico or Kirkland may reasonably require, subject to obtaining the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

2.3 Mutual Obligations regarding Joint Circular

(a) As promptly as practicable following the execution of this Agreement, and in compliance with the Interim Order and Law, and subject to Agnico's compliance with Section 2.3(g) and Kirkland's compliance with Section 2.3(h), Kirkland and Agnico shall promptly prepare and complete, in consultation and coordination with each other, each acting reasonably, the Joint Circular together with any other documents required by Law (and, if applicable, any ASIC Relief or Requirements) in connection with the Kirkland Meeting and the Agnico Meeting, respectively, and the Arrangement or that may be necessary in connection with obtaining the Kirkland Shareholder Approval and the Agnico Shareholder Approval. The Joint Circular shall comply with Law and be in form and content satisfactory to Agnico and Kirkland, each acting reasonably, and: (i) subject to Section 2.3(a)(ii), the Parties shall agree on the final copy of the Joint Circular prior to it being filed and mailed to their respective shareholders; and (ii) each Party shall have the right, in its sole discretion, to elect to prepare a separate "Letter to Shareholders" and "Background" section for inclusion in the Joint Circular, and in such circumstances, such Party will provide the other Party and its legal counsel with a reasonable opportunity to review and comment on such disclosure and will give reasonable consideration to such comments.

(b) Each of Kirkland and Agnico shall, promptly after obtaining the Interim Order, cause the Joint Circular and such other documents to be filed and sent to each Kirkland Shareholder and Agnico Shareholder, respectively, and other Person as required by the Interim Order and Law, in each case, in compliance with the accelerated timing contemplated by NI 54-101 and in any event so as to permit the Kirkland Meeting and the Agnico Meeting to be held by the date specified in Section 2.4(b) and in accordance with Section 2.4 and Section 2.5, respectively.

(c) Each Party shall, with assistance from and the participation of the other Party, each acting reasonably, cause the Joint Circular to be prepared in compliance, in all material respects, with the Interim Order and Law, and provide the Kirkland Shareholders and the Agnico Shareholders, respectively, with sufficient information to permit the Kirkland Shareholders and the Agnico Shareholders to form a reasoned judgment concerning the matters to be placed before the Kirkland Meeting and the Agnico Meeting, respectively. Without limiting the generality of the foregoing, the Joint Circular shall include (or incorporate by reference): (i) a copy of the Interim Order; (ii) a summary of the terms and conditions of this Agreement and the Plan of Arrangement and a copy of the Plan of Arrangement; (iii) copies and summaries of the Kirkland Fairness Opinions and a statement to the effect that Kirkland has received the Kirkland Fairness Opinions; (iv) copies and summaries of the Agnico Fairness Opinions and a statement to the effect that Agnico has received the Agnico Fairness Opinions; (v) the Kirkland Board Recommendation; (vi) the Agnico Board Recommendation; (vii) a statement, to the extent accurate as of such time, that each Kirkland Supporting Shareholder has agreed to vote all of such Person's Kirkland Shares in favour of the Arrangement Resolution, subject to the terms and conditions of the Kirkland Support and Voting Agreements; (viii) a statement, to the extent accurate as of such time, that each Agnico Supporting Shareholder has agreed to vote all of such Person's Agnico Shares in favour of the Agnico Resolution, subject to the terms and conditions of the Agnico Support and Voting Agreements; and (ix) the pro forma financial statements required under applicable Canadian Securities Laws.

(d) Each Party shall provide the other Party and its Representatives a reasonable and timely opportunity to review and comment on drafts of the Joint Circular and other related documents (including documents incorporated by reference therein), prior to the Joint Circular being printed and mailed to the Kirkland Shareholders and the Agnico Shareholders, respectively, and any drafts being submitted to, or filed with, the Exchanges or the Securities Authorities, and shall give reasonable consideration to all comments made by the other Party and its Representatives; provided that (i) all information relating to Agnico or any of its Affiliates included in the Joint Circular (including the Agnico Fairness Opinions) must be in a form and content satisfactory to Agnico and its Representatives, acting reasonably; and (ii) all information relating to Kirkland or any of its Affiliates included in the Joint Circular (including the Kirkland Fairness Opinions) must be in a form and content satisfactory to Kirkland and its Representatives, acting reasonably.

(e) Agnico and Kirkland shall ensure that the Joint Circular does not, at the time of the mailing of the Joint Circular, contain any Misrepresentation; provided that: (i) Kirkland shall not be responsible for any information included in the Joint Circular related to Agnico and its Affiliates that was furnished or approved by Agnico for inclusion in the Joint Circular pursuant to Section 2.3(g); and (ii) Agnico shall not be responsible for any other information included in the Joint Circular, including related to Kirkland and its Affiliates that was furnished or approved by Kirkland for inclusion in the Joint Circular pursuant to Section 2.3(h).

(f) Each Party shall promptly notify the other Party if it becomes aware (in the case of Agnico only with respect to information provided by Agnico in accordance with Section 2.3(g) and, in the case of Kirkland, with respect to all other information) that the Joint Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as is required or appropriate, and Kirkland and Agnico shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Kirkland Shareholders and Agnico Shareholders, respectively, and any other Persons entitled to receive the Joint Circular in accordance with the Interim Order and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(g) Agnico shall provide Kirkland, on a timely basis, with all information regarding Agnico, its Affiliates and the Consideration Shares as may reasonably be required by Kirkland (including as required by section 14.2 of Form 51-102F5) for inclusion in the Joint Circular or any amendments or supplements to the Joint Circular. Agnico shall also use commercially reasonable efforts to obtain all necessary consents (if any) from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Joint Circular. Agnico shall ensure that such information does not contain a Misrepresentation.

(h) Kirkland shall provide Agnico, on a timely basis, with all information regarding Kirkland, its Affiliates and the Kirkland Shares as may reasonably be required by Agnico (including as required by section 14.2 of Form 51-102F5) for inclusion in the Joint Circular or any amendments or supplements to the Joint Circular. Kirkland shall also use commercially reasonable efforts to obtain all necessary consents (if any) from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Joint Circular. Kirkland shall ensure that such information does not contain a Misrepresentation.

(i) Each Party shall promptly advise the other Party of any communication, requests or comments received by such Party from the Exchanges, the Securities Authorities or any other Governmental Entity in connection with the Joint Circular.

(j) If the Parties mutually agree to prepare their own management information circulars in lieu of a Joint Circular for their respective meetings of shareholders, the provisions of this Section 2.3 shall apply to each stand-alone notice of meeting and management information circular mutatis mutandis.

2.4 Kirkland Meeting

Subject to the terms of this Agreement and the Interim Order:

(a) Kirkland shall, in consultation and coordination with Agnico, fix and publish the record date for the Kirkland Shareholders entitled to receive notice of and vote at the Kirkland Meeting as promptly as practicable and shall use commercially reasonable efforts to set such record date as the same record date used for Agnico Shareholders in respect of the Agnico Meeting;

(b) subject to Section 2.4(c), Kirkland shall convene and conduct the Kirkland Meeting in accordance with the Interim Order, Kirkland's Constating Documents and Law as soon as reasonably practicable, and in any event, on or before December 1, 2021;

(c) Kirkland shall consult and coordinate with Agnico and use its commercially reasonable efforts to schedule the Kirkland Meeting on the same day as (but after) the Agnico Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Kirkland Meeting without the prior written consent of Agnico, except: (i) as required for quorum purposes (in which case the Kirkland Meeting shall be adjourned and not cancelled and subsequently reconvened as soon as practicable); (ii) if required by Law or any relevant Governmental Entity; (iii) an adjournment or postponement in the event that the Agnico Meeting is adjourned or postponed, in which case the Kirkland Meeting may be adjourned or postponed in order to ensure that the Agnico Meeting occurs on the same day as and prior to the Kirkland Meeting; or (iv) as required or permitted under Section 4.10(d) or 5.4(f);

(d) Kirkland shall use commercially reasonable efforts to solicit proxies of Kirkland Shareholders in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution or any of the transactions contemplated by this Agreement, including, if so requested by Agnico, using proxy solicitation services firms acceptable to Agnico, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution; provided that Kirkland shall not be required to continue to solicit proxies, including via such proxy solicitation services firms, if there has been a Kirkland Change in Recommendation;

(e) Kirkland shall give notice to Agnico of the Kirkland Meeting and allow Agnico's Representatives to attend the Kirkland Meeting (including by virtual means);

(f) Kirkland shall: (i) promptly advise Agnico of any material written or oral communication received after the date of this Agreement from any shareholder or other Person in opposition to the Arrangement, except for non-substantive communications from any Kirkland Shareholder that beneficially owns, or has direction or control over, less than 50,000 Kirkland Shares in the aggregate (provided that communications from such Kirkland Shareholder are not substantive or material in the aggregate); and (ii) provide Agnico with an opportunity to review and comment upon any written communication sent by or on behalf of Kirkland to any such Person;

(g) Kirkland shall: (i) promptly advise Agnico of any written or oral notice of dissent, purported exercise or withdrawal of Dissent Rights by a Kirkland Shareholder, and written communications sent by or on behalf of Kirkland to any Kirkland Shareholder exercising or purporting to exercise Dissent Rights; and (ii) provide Agnico with an opportunity to review and comment upon any written communication sent by or on behalf of Kirkland to any such Person;

(h) Kirkland shall not: (i) make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights; or (ii) waive any failure by any Kirkland Shareholders to timely deliver a notice of exercise of Dissent Rights, in each case, without the prior written consent of Agnico. Kirkland shall make any payments or settlements with respect to Dissent Rights solely out of its own funds. No funds will be supplied by Agnico, nor will Agnico directly or indirectly reimburse Kirkland, for any payments with respect to Dissent Rights;

(i) Kirkland shall promptly advise Agnico, at such times as Agnico may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Kirkland Meeting, as to the aggregate tally of the proxies received by Kirkland in respect of the Arrangement Resolution;

(j) Kirkland shall provide Agnico with copies of or access to information regarding the Kirkland Meeting generated by Kirkland's transfer agent or any proxy solicitation services firm, as reasonably requested from time to time by Agnico;

(k) promptly upon the request of Agnico from time to time, Kirkland shall prepare or cause to be prepared and provide to Agnico: (i) a list of Kirkland Shareholders (including registered Kirkland Shareholders, lists of non-objecting beneficial holders of Kirkland Shares and book-based nominee registrants), together with their addresses and respective holdings of Kirkland Shares; (ii) a list of all Persons having rights issued by Kirkland to acquire Kirkland Shares (including holders of Kirkland Equity Awards), together with their addresses and respective holdings; and (iii) a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., all such deliveries to be in printed form and, if available, in computer-readable format. Kirkland shall from time to time prepare or obtain or require that its registrar and transfer agent furnish Agnico with such additional information, including updated or supplemental lists of Kirkland Shareholders and lists of holdings of Kirkland Equity Awards (in printed form and, if available, in computer-readable format) and provide such other assistance as Agnico may reasonably request;

(l) Kirkland shall not propose or submit for consideration at the Kirkland Meeting any business other than the Arrangement Resolution, unless otherwise consented to in writing by Agnico;

(m) Kirkland shall not change the record date for the Kirkland Shareholders entitled to vote at the Kirkland Meeting in connection with any adjournment or postponement of the Kirkland Meeting, unless: (i) required by Law or the Interim Order; or (ii) with Agnico's prior written consent; and

(n) notwithstanding: (i) the receipt by Kirkland of a Superior Proposal; (ii) the Kirkland Board having made a Kirkland Change in Recommendation; or (iii) Kirkland entering into a Permitted Acquisition Agreement, Kirkland shall continue to take all steps reasonably necessary to hold the Kirkland Meeting and to cause the Arrangement Resolution to be voted on at such meeting and shall not propose to adjourn or postpone such meeting other than as contemplated by Section 2.4(c); provided that Kirkland shall not be required to hold the Kirkland Meeting: (A) if this Agreement is terminated in accordance with its terms; (B) if the holding of the Kirkland Meeting is not permitted by Law or by a Governmental Entity; or (C) with the prior written consent of Agnico.

2.5 Agnico Meeting

Subject to the terms of this Agreement:

(a) Agnico shall, in consultation and coordination with Kirkland, fix and publish the record date for the Agnico Shareholders entitled to receive notice of and vote at the Agnico Meeting as promptly as practicable and shall use commercially reasonable efforts to set such record date as the same record date used for Kirkland Shareholders in respect of the Kirkland Meeting;

(b) subject to Section 2.5(c), Agnico shall convene and conduct the Agnico Meeting in accordance with Agnico's Constating Documents and Law as soon as reasonably practicable, and in any event, on or before December 1, 2021;

(c) Agnico shall consult and coordinate with Kirkland and use its commercially reasonable efforts to schedule the Agnico Meeting on the same day as (but prior to) the Kirkland Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Agnico Meeting without the prior written consent of Kirkland, except: (i) as required for quorum purposes (in which case the Agnico Meeting shall be adjourned and not cancelled and subsequently reconvened as soon as practicable); (ii) if required by Law or any relevant Governmental Entity; (iii) an adjournment or postponement in the event that the Kirkland Meeting is adjourned or postponed, in which case the Agnico Meeting may be adjourned or postponed in order to ensure that the Kirkland Meeting occurs on the same day as and following the Agnico Meeting; or (iv) as required or permitted under Section 4.10(d) or 5.4(f);

(d) Agnico shall use commercially reasonable efforts to solicit proxies of Agnico Shareholders in favour of the approval of the Agnico Resolution and against any resolution submitted by any Person that is inconsistent with the Agnico Resolution or any of the transactions contemplated in this Agreement, including, if so desired by Agnico or requested by Kirkland, using proxy solicitation services firms acceptable to Kirkland, acting reasonably, to solicit proxies in favour of the approval of the Agnico Resolution; provided that Agnico shall not be required to continue to solicit proxies including via such proxy solicitation services firms if there has been a Agnico Change in Recommendation;

(e) Agnico shall give notice to Kirkland of the Agnico Meeting and allow Kirkland's Representatives to attend the Agnico Meeting (including by virtual means);

(f) Agnico shall: (i) promptly advise Kirkland of any material written or oral communication received after the date of this Agreement from any shareholder or other Person in opposition to the Agnico Resolution, except for non-substantive communications from any Agnico Shareholder that beneficially owns, or has direction or control over, less than 50,000 Agnico Shares in the aggregate (provided that communications from such Agnico Shareholder are not substantive or material in the aggregate); and (ii) provide Kirkland with an opportunity to review and comment upon any written communication sent by or on behalf of Agnico to any such Person;

(g) Agnico shall promptly advise Kirkland, at such times as Kirkland may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Agnico Meeting, as to the aggregate tally of the proxies received by Agnico in respect of the Agnico Resolution;

(h) Agnico shall provide Kirkland with copies of or access to information regarding the Agnico Meeting generated by Agnico's transfer agent or any proxy solicitation services firm, as reasonably requested from time to time by Kirkland;

(i) promptly upon the request of Kirkland from time to time, Agnico shall prepare or cause to be prepared and provide to Kirkland: (i) a list of Agnico Shareholders (including registered Agnico Shareholders, lists of non-objecting beneficial holders of Agnico Shares and book-based nominee registrants), together with their addresses and respective holdings of Agnico Shares; and (ii) a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., all such deliveries to be in printed form and, if available, in computer-readable format. Agnico shall from time to time prepare or obtain or require that its registrar and transfer agent furnish Kirkland with such additional information, including updated or supplemental lists of Agnico Shareholders (in printed form and, if available, in computer-readable format) and provide such other assistance as Kirkland may reasonably request;

(j) Agnico shall not propose or submit for consideration at the Agnico Meeting any business other than the Agnico Resolution, unless otherwise consented to in writing by Kirkland;

(k) Agnico shall not change the record date for the Agnico Shareholders entitled to vote at the Agnico Meeting in connection with any adjournment or postponement of the Agnico Meeting, unless: (i) required by Law or the Court; or (ii) with Kirkland's prior written consent; and

(l) notwithstanding: (i) the receipt by Agnico of a Superior Proposal; (ii) the Agnico Board having made a Agnico Change in Recommendation; or (iii) Agnico entering into a Permitted Acquisition Agreement, Agnico shall continue to take all steps reasonably necessary to hold the Agnico Meeting and to cause the Agnico Resolution to be voted on at such meeting and shall not propose to adjourn or postpone such meeting other than as contemplated by Section 2.5(c); provided that Agnico shall not be required to hold the Agnico Meeting: (A) if this Agreement is terminated in accordance with its terms; (B) if the holding of the Agnico Meeting is not permitted by Law or by a Governmental Entity; or (C) with the prior written consent of Kirkland.

2.6 Final Order

If: (a) the Interim Order is obtained; (b) the Kirkland Shareholder Approval is obtained; and (c) the Agnico Shareholder Approval is obtained, then subject to the terms of this Agreement, Kirkland shall, as soon as reasonably practicable, and in any event within three Business Days of all such conditions having been satisfied, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 182 of the OBCA, on terms satisfactory to the Parties, each acting reasonably.

2.7 Court Proceedings

(a) Agnico shall cooperate with and assist Kirkland in, and consent to Kirkland, seeking the Interim Order and the Final Order, including by providing Kirkland on a timely basis any information regarding Agnico and its Affiliates as reasonably requested by Kirkland or as required by Law to be supplied by Agnico in connection therewith.

(b) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to Law, Kirkland shall:

(i) diligently pursue, and consult and cooperate with Agnico in diligently pursuing, the Interim Order and the Final Order and any appeal therefrom or any amendment thereto;

(ii) provide Agnico and its legal counsel with a reasonable and timely opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including drafts of the motion for Interim Order and Final Order, affidavits, the Interim Order and Final Order, and will give reasonable consideration to the comments of Agnico and its legal counsel;

(iii) promptly provide Agnico's legal counsel with copies of any notice of appearance and any evidence or other documents served on Kirkland or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom or any amendment thereto, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv) not object to Agnico's legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order or any appeal therefrom or any amendment thereto as such counsel considers appropriate; provided that: (A) Agnico advises Kirkland of the nature of any such submissions and provides copies to Kirkland of any notice of appearance, motions or other documents supporting such submissions, in each case, on a timely basis prior to the hearing; and (B) such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(v) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement;

(vi) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement or the Plan of Arrangement;

(vii) if at any time after the issuance of the Final Order and prior to the Effective Date, Kirkland is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after Notice to, and in consultation and cooperation with, Agnico; and

(viii) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Agnico's prior written consent, which consent may not be unreasonably withheld, conditioned or delayed; provided that Agnico may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Agnico's obligations or diminishes or limits Agnico's rights set forth in any such filed or served materials or under this Agreement, the Arrangement and the Kirkland Support and Voting Agreements.

2.8 Kirkland Equity Awards

(a) The Parties acknowledge and agree that the outstanding Kirkland Equity Awards shall be treated in accordance with the provisions of the Plan of Arrangement.

(b) Prior to the Effective Date and conditional upon the Effective Time having occurred, Kirkland shall, in form and substance satisfactory to Agnico, amend if necessary for great certainty the Kirkland LTIP and any grant agreements pursuant thereto and take all other steps necessary or desirable to give effect to, upon the Effective Time, the modifications to the Kirkland LTIP necessary to reflect that Agnico is the successor to Kirkland under the Kirkland LTIP pursuant to its terms, the adjustment to the terms of the Kirkland RSUs and Kirkland PSUs to substitute for the Kirkland Shares subject to such Kirkland Equity Awards such number of Agnico Shares as is provided for under the Plan of Arrangement (provided that the Kirkland RSUs and Kirkland PSUs may still be settled in cash or shares in accordance with the existing terms of the Kirkland LTIP) and to reflect that any payments to be made on the redemption or settlement of the Kirkland PSUs will be calculated by reference to the Agnico Shares, provided that the payout factor provided for under the Kirkland LTIP to be applied to the Kirkland PSUs on vesting following the Effective Time shall not be less than the payout factor that would otherwise have applied to such Kirkland PSUs under the existing Kirkland LTIP as of the close of markets on September 24, 2021.

(c) Prior to the Effective Date and conditional upon the Effective Time having occurred, Kirkland shall, in form and substance satisfactory to Agnico, amend if necessary for greater certainty the Kirkland DSU Plan and any grant agreements pursuant thereto and take all other steps necessary or desirable to give effect to, upon the Effective Time, the modifications to the Kirkland DSU Plan necessary to reflect that Agnico is the successor to Kirkland under the Kirkland DSU Plan pursuant to its terms such that the "separation date" as provided for in the existing Kirkland DSU Plan shall occur with reference to a director ceasing to be a director of Agnico and to reflect that any payments to be made on the settlement of the Kirkland DSUs will be calculated by reference to the Agnico Shares. For greater certainty, the foregoing provisions shall only apply with respect to the Kirkland directors to be appointed to the Agnico Board as of the Effective Time pursuant to Section 2.12 and shall not apply with respect to any Kirkland directors that will not be appointed to the Agnico Board at the Effective Time in accordance with Section 2.12.

2.9 Articles of Arrangement and Effective Date

(a) The Articles of Arrangement shall include the form of the Plan of Arrangement. The Parties shall amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, at the reasonable request of the other Party.

(b) Kirkland shall file the Articles of Arrangement with the Director, and the Effective Date shall occur, as soon as reasonably practicable and in any event not later than three Business Days, after the date on which all conditions set forth in Article 6 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective at the Effective Time on the Effective Date and the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Arrangement will have all of the effects provided by Law, including the OBCA, as set out in the Articles of Arrangement.

(c) The closing of the Arrangement (the "Closing") will take place via electronic document exchange at 8:00 a.m. on the Effective Date, or at such other date and time or in such other manner as may be agreed upon by the Parties.

2.10 Payment of Consideration

(a) Agnico shall on the day immediately prior to the Effective Date, prior to the filing by Kirkland of the Articles of Arrangement with the Director in accordance with Section 2.9(b), deposit in escrow pending the Effective Time with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares (and any treasury directions addressed to Agnico's transfer agent as may be necessary) and cash equal to the aggregate cash payable pursuant to the Plan of Arrangement to satisfy the aggregate Consideration to be paid to the Kirkland Shareholders (other than dissenting Kirkland Shareholders) under the Arrangement and in accordance with the Plan of Arrangement.

(b) The Depositary shall hold the Consideration as agent and nominee for the Kirkland Shareholders for distribution to such Kirkland Shareholders and, upon completion of the Arrangement, the Depositary shall deliver the Consideration deposited with the Depositary as contemplated in Section 2.10(a) in accordance with the Plan of Arrangement and the depositary agreement to be entered into among the Parties and the Depositary.

2.11 Adjustment of Consideration

(a) Notwithstanding anything in this Agreement to the contrary, if between the date of this Agreement and the Effective Time: (i) Agnico declares or pays dividends on the Agnico Shares with a record date on or prior to the Effective Date other than Agnico Permitted Dividends; (ii) Kirkland declares or pays dividends on the Kirkland Shares with a record date on or prior to the Effective Date other than Kirkland Permitted Dividends; (iii) Agnico changes the number of Agnico Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction; or (iv) Kirkland changes the number of Kirkland Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction, then in each case, to provide each Party and their respective shareholders the same economic effect as contemplated in this Agreement and the Arrangement but for such circumstances arising, and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, the Exchange Ratio and any other dependent item set out in this Agreement, shall be adjusted to eliminate the effects of such event, except as may be otherwise agreed by the Parties in writing.

(b) Notwithstanding anything in this Agreement to the contrary, if at the Effective Time: (i) Agnico's representations and warranties in Section 6 [Capitalization of Agnico] of Schedule E; or (ii) Kirkland's representations and warranties in Section 6 [Capitalization of Kirkland] of Schedule D, are not true in any non-de minimis respect relating to the number of fully-diluted shares outstanding in respect of each Party, then in either case, to provide each Party and their respective shareholders the same economic effect as contemplated in this Agreement and the Arrangement but for such representations and warranties not being true, and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, the Exchange Ratio and any other dependent item set out in this Agreement, shall be adjusted to eliminate the effects, and to the extent, of such representations and warranties being untrue.

(c) For greater certainty, nothing in this Section 2.11 shall derogate from the covenants, terms and conditions in this Agreement or be construed to permit Agnico, Kirkland or any of their respective Affiliates to take any action that is otherwise prohibited by the terms of this Agreement or to cure any breach or inaccuracy of any representation, warranty or covenant given by a Party under this Agreement.

2.12 Governance Matters

The Parties shall take all steps (including passing all resolutions) necessary to implement the governance matters set out in Schedule F, including by providing any information required by Law for inclusion in the Joint Circular in a timely manner. In connection with the implementation of such governance matters and conditional upon the Effective Time having occurred:

(a) prior to the Effective Date and with effect at the Effective Time, Agnico shall: (i) fix the number of directors of the Agnico Board as set out in Schedule F; (ii) cause the directors of Agnico that will not continue as an Agnico director following the Effective Time to deliver a resignation from the Agnico Board and an unconditional and irrevocable release of all claims he or she may have against Agnico and its Subsidiaries in his or her capacity as a director (without prejudice to any rights such outgoing director may have under any indemnity or policy of directors' and officers' insurance), in each case, in form and substance satisfactory to Agnico, acting reasonably, and in accordance with Agnico's Constating Documents and Laws; and (iii) subject to such director being qualified and eligible to act as a director under Law and Agnico receiving a consent to act as a director of the Agnico Board, cause each of the incoming directors of Kirkland to be appointed to the Agnico Board in accordance with Schedule F; and

(b) prior to the Effective Date and with effect at the Effective Time, Kirkland shall: (i) cause each director of Kirkland and of each Subsidiary of Kirkland (other than any directors which Agnico and Kirkland may agree in writing will continue to be directors on any such boards) to deliver a resignation from such boards and an unconditional and irrevocable release of all claims he or she may have against Kirkland, Agnico or their respective Subsidiaries in his or her capacity as a director (without prejudice to any rights such outgoing director may have under any indemnity or policy of directors' and officers' insurance policy required to be maintained following the Effective Time pursuant to this Agreement), in each case, in form and substance satisfactory to Agnico and Kirkland, acting reasonably, and in accordance with the applicable Constating Documents of Kirkland and its Subsidiaries and Laws; and (ii) subject to such director being qualified and eligible to act as a director under Law and Kirkland receiving a consent to act as a director, if applicable, appoint or cause to be appointed to the Kirkland Board and each of the respective boards of directors (or equivalent governing bodies) of each Subsidiary of Kirkland, each person designated by Agnico.

2.13 Withholding Taxes

(a) Agnico, Kirkland, the Depositary and any other Person that makes a payment under this Agreement, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement, including Kirkland Shareholders exercising Dissent Rights, and from all dividends, distributions or other amounts otherwise payable to any former Kirkland Shareholders or holders of Kirkland Equity Awards, such Taxes or other amounts as Agnico, Kirkland, the Depositary or other Persons are or may be required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

(b) Each of Agnico, Kirkland, the Depositary or any other Person that makes a payment under this Agreement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a Person, such portion of any Consideration Shares or other securities otherwise deliverable to such Person under the Plan of Arrangement, as is necessary to provide sufficient funds to Agnico, Kirkland, the Depositary or such other Person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under Section 2.13(a), and Agnico, Kirkland, the Depositary or such other Person, as applicable, shall notify such Person and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

2.14 U.S. Securities Law Matters

(a) The Parties agree and intend that the Arrangement shall be carried out such that, and shall use their respective commercially reasonable efforts to ensure that, the issuance of the Consideration Shares to Kirkland Shareholders in exchange for the Kirkland Shares and the issuance of the Agnico Replacement Options to holders of Kirkland Options in exchange for such Kirkland Options upon completion of the Arrangement qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and pursuant to similar exemptions under applicable U.S. state securities laws. Each Party shall act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.14.

(b) In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement, shall be carried out on the following basis:

(i) the Arrangement shall be subject to the approval of the Court;

(ii) the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Persons receiving Consideration Shares and Agnico Replacement Options pursuant to the Arrangement;

(iii) the Court shall be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Persons receiving Consideration Shares and Agnico Replacement Options pursuant to the Arrangement;

(iv) the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(v) the Final Order shall expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Persons receiving Consideration Shares and Agnico Replacement Options;

(vi) Kirkland shall ensure that each Person entitled to receive Consideration  Shares and Agnico Replacement Options, as applicable, on completion of the Arrangement, shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;

(vii) each Person to whom Consideration Shares or Agnico Replacement Options, as applicable, shall be issued pursuant to the Arrangement, shall be advised that such Consideration Shares and Agnico Replacement Options have not been and will not be registered under the U.S. Securities Act and shall be issued by Agnico in reliance upon the Section 3(a)(10) Exemption, and that certain restrictions on resale under the U.S. Securities Laws, including Rule 144 under the U.S. Securities Act, may be applicable with respect to such securities issued to Affiliates of Agnico;

(viii) the Interim Order shall specify that each Person to whom Consideration Shares or Agnico Replacement Options shall be issued pursuant to the Arrangement shall have the right to appear before the Court at the hearing on the Final Order so long as such securityholder enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(ix) the Final Order shall include a statement to substantially the following effect:

"This Order will serve as the basis for reliance on the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Agnico pursuant to the Plan of Arrangement."

2.15 U.S. Tax Matters

(a) The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by Law.

(b) Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of section 368(a) of the U.S. Tax Code.

(c) For greater certainty, neither Party makes any representation, warranty or covenant to the other Party or to any Kirkland Shareholder, Agnico Shareholder or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Kirkland

(a) Except as set forth in the Kirkland Disclosure Letter or in the Kirkland Public Disclosure made prior to the date of this Agreement (which disclosure shall apply only against any representations and warranties to which it is reasonably apparent it should relate and which shall exclude any disclosure in the Kirkland Public Disclosure under the headings "Forward-Looking Statements" or "Risks and Uncertainties" and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature), Kirkland represents and warrants to Agnico that the representations and warranties set forth in Schedule D are true and correct as of the date of this Agreement and acknowledges and agrees that Agnico is relying upon such representations and warranties in connection with the entering into, and the performance of its obligations under, this Agreement.

(b) The representations and warranties of Kirkland contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party's rights or obligations arising out of a wilful breach of any representation or warranty hereunder.

(c) Except for the representations and warranties set forth in this Agreement: (i) neither Kirkland nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of Kirkland; and (ii) neither Kirkland nor any other Person makes or has made any representation or warranty to Agnico or any of its Representatives, with respect to (A) any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to Kirkland or any of its Subsidiaries or their respective businesses or operations, individually or in the aggregate, or (B) the accuracy or completeness of any information furnished or made available to Agnico or any of its Representatives in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. Any investigation by Agnico or its Representatives shall not mitigate, diminish or affect the representations and warranties of Kirkland under this Agreement.

3.2 Representations and Warranties of Agnico

(a) Except as set forth in the Agnico Disclosure Letter or in the Agnico Public Disclosure made prior to the date of this Agreement (which disclosure shall apply only against any representations and warranties to which it is reasonably apparent it should relate and which shall exclude any disclosure in the Agnico Public Disclosure under the headings "Note to Investors Concerning Forward-Looking Statements" or "Risk Profile" and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature), Agnico represents and warrants to Agnico that the representations and warranties set forth in Schedule E are true and correct as of the date of this Agreement and acknowledges and agrees that Agnico is relying upon such representations and warranties in connection with the entering into, and the performance of its obligations under, this Agreement.

(b) The representations and warranties of Agnico contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party's rights or obligations arising out of a wilful breach of any representation or warranty hereunder.

(c) Except for the representations and warranties set forth in this Agreement: (i) neither Agnico nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of Agnico; and (ii) neither Agnico nor any other Person makes or has made any representation or warranty to Kirkland or any of its Representatives, with respect to (A) any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to Agnico or any of its Subsidiaries or their respective businesses or operations, individually or in the aggregate, or (B) the accuracy or completeness of any information furnished or made available to Kirkland or any of its Representatives in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. Any investigation by Kirkland or its Representatives shall not mitigate, diminish or affect the representations and warranties of Agnico under this Agreement.

ARTICLE 4
COVENANTS

4.1 Conduct of Business of Kirkland

(a) Subject to Section 4.1(c), Kirkland covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Kirkland shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course and in accordance, in all material respects, with Law, and Kirkland shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, assets, properties, employees, goodwill and relationships with customers, suppliers, partners and other Persons with which Kirkland or any of its Subsidiaries have material business relations.

(b) Subject to Section 4.1(c), Kirkland covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Kirkland shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) amend its Constating Documents or similar organizational documents;

(ii) split, combine or reclassify any shares of its capital stock or amend or modify any term of any outstanding debt security;

(iii) reduce its stated capital or otherwise enter into any transaction that would reduce the "paid-up capital" (within the meaning of the Tax Act) of the Kirkland Shares;

(iv) reorganize, arrange, restructure, amalgamate or merge with any other Person, other than any such reorganization, arrangement, restructuring, amalgamation or merger involving only wholly-owned Subsidiaries of Kirkland and, then, only on prior written Notice to Agnico and subject to Section 4.9;

(v) issue, grant, deliver, sell, pledge or otherwise encumber, authorize the issuance, grant, delivery, sale or pledge of, or otherwise subject to a Lien, any of its securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or value of the Kirkland Shares, other than: (A) the issuance of Kirkland Shares issuable upon the exercise or termination of Kirkland Equity Awards outstanding on the date of this Agreement; (B) the issuance of Kirkland Equity Awards in the Ordinary Course; provided that (I) any such grant shall use the standard form of award agreements under the Kirkland LTIP or the Kirkland DSU Plan, as applicable and (II) no such grant shall contain terms providing for acceleration of vesting, exercisability or payment solely by virtue of the consummation of the transactions contemplated in this Agreement; or (C) transactions between two or more wholly-owned Subsidiaries of Kirkland or between Kirkland and one or more of its wholly-owned Subsidiaries;

(vi) in the case of a Subsidiary, declare, set aside or pay any dividend or other distribution on any shares of its capital stock (whether in cash, stock or property or any combination thereof) other than Kirkland Permitted Dividends or distributions by a wholly-owned Subsidiary in the Ordinary Course or set a record date or payment date for any Kirkland Permitted Dividend other than in the Ordinary Course;

(vii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (including pursuant to any outstanding normal course issuer bid), other than in connection with the settlement of outstanding Kirkland Equity Awards in accordance with this Agreement;

(viii) adopt a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of Kirkland, any of its Subsidiaries or any of their respective assets, or file a petition in bankruptcy under any Law on behalf of Kirkland or any of its Subsidiaries or consent to the filing of any bankruptcy petition against Kirkland or any of its Subsidiaries;

(ix) acquire (by merger, consolidation, exchange, acquisition of securities, acquisitions, lease, licence, contributions to capital or otherwise) or commit to acquire, directly or indirectly, in one transaction or in a series of related transactions, an interest in any Person, assets, securities, properties, interests or businesses or make any investment either by purchase of securities, contributions of capital or purchase of any property or assets of any Person, other than:

(A) for consideration less than $50 million individually or $500 million in the aggregate;

(B) acquisitions in the Ordinary Course; or

(C) transactions between two or more wholly-owned Subsidiaries of Kirkland or between Kirkland and one or more such wholly-owned Subsidiaries;

(x) sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise transfer any assets or any interest in any assets, other than assets or interests in assets:

(A) with a value less than $10 million individually or $50 million in the aggregate;

(B) sold in the Ordinary Course;

(C) that are obsolete, damaged or destroyed; or

(D) pursuant to transactions between two or more wholly-owned Subsidiaries of Kirkland or between Kirkland and any of its wholly-owned Subsidiaries;

(xi) prepay any long-term indebtedness before its scheduled maturity, or increase, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other liability or obligation, issue any debt securities, or provide any guarantees thereof, other than:

(A) indebtedness, liabilities or obligations owing by one wholly-owned Subsidiary of Kirkland to Kirkland or another wholly-owned Subsidiary of Kirkland, or of Kirkland to another wholly-owned Subsidiary of Kirkland;

(B) in connection with indebtedness or advances under Kirkland's or any Subsidiary's existing credit facilities disclosed in Schedule 4.1(b)(xi)(B) of the Kirkland Disclosure Letter;

(C) indebtedness, liabilities or obligations in an amount not exceeding $100 million in the aggregate; or

(D) indebtedness, liabilities or obligations entered into in the Ordinary Course or in accordance with the Arrangement;

(xii) make any loan or advance to any Person, other than:

(A) to a wholly-owned Subsidiary of Kirkland or from a wholly-owned Subsidiary of Kirkland to Kirkland; or

(B) in respect of accounts payable to trade creditors or accrued liabilities incurred in the Ordinary Course;

(xiii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person, other than a wholly-owned Subsidiary of Kirkland;

   (xiv) make any capital expenditure or commit to make any capital expenditure, other than capital expenditures or commitments:

(A) less than $25 million individually or $100 million in the aggregate; or

(B) made in the Ordinary Course;

(xv) amend or modify in any material respect, or terminate or waive any material right under, any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date of this Agreement (other than the renewal or replacement of a Contract in existence on the date of this Agreement on terms materially consistent with terms in existence on the date of this Agreement), in each case, other than in the Ordinary Course;

(xvi) enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xvii) enter into any new material Real Property Lease or amend or extend the terms of any existing material Real Property Lease, other than in the Ordinary Course and except for extensions or amendments provided for under an existing Real Property Lease that are not material;

(xviii) enter into any agreement or arrangement that limits or otherwise restricts, in any material respect, the business of Kirkland or any of its Subsidiaries, or that may in the future limit or restrict, in any material respect, Kirkland, any of its Subsidiaries or successors from carrying on business, acquiring or operating any properties or assets or competing in any manner;

(xix) grant or commit to grant an exclusive licence or otherwise transfer any of Kirkland's or any of its Subsidiaries' Intellectual Property or exclusive rights in or in respect thereto that is material to Kirkland and its Subsidiaries, on a consolidated basis, other than to wholly-owned Subsidiaries;

(xx) enter into, adopt or amend any collective agreement or union agreement or amend, modify, terminate or waive any right under the Collective Agreements or agree to any such amendment, modification, termination or waiver of rights; provided that Kirkland may, in the Ordinary Course, negotiate, in good faith and enter into, supersede, extend, amend, modify, terminate or renew any Collective Agreement which has expired, or is within six months of expiring on terms materially consistent with terms in existence on the date of this Agreement;

(xxi) amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies (with terms no longer than 12 months other than in accordance with Section 4.7) underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage substantially similar to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect, other than: (A) as contemplated in Section 4.7; and (B) renewals in the Ordinary Course;

(xxii) enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the Ordinary Course;

(xxiii) enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters between Kirkland and each of the Kirkland Financial Advisors, in connection with the Arrangement and the transactions contemplated in this Agreement;

(xxiv) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations (including the material Kirkland Mineral Rights and material Environmental Permits) necessary to conduct Kirkland's and its Subsidiaries' businesses as now conducted or as proposed to be conducted, or fail to pursue, with commercially reasonable efforts and due diligence, any pending applications to any Governmental Entities for any material Authorizations;

(xxv) abandon or fail to diligently pursue any application for any material Authorizations, (including the material Kirkland Mineral Rights and material Environmental Permits) or take any action, or fail to take any action, that could lead to the suspension, revocation or limitation or rights under of any material Authorizations;

(xxvi) enter into any transaction with a "related party" or agree to provide any "collateral benefit" (within the meanings of MI 61-101), other than expense reimbursements, expense accounts, payments and advances in the Ordinary Course;

(xxvii) other than as disclosed in Schedule 4.1(b)(xxvii) of the Kirkland Disclosure Letter, (A) make, change or rescind any material Tax election, information schedule, return or designation; (B) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy; (C) file any materially amended Tax Return; (D) enter into any material agreement with a Governmental Entity with respect to Taxes; (E) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Kirkland or its Subsidiaries; (F) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; (G) consent to the extension or waiver of the limitation period applicable to any material Tax matter; (H) make a request for a material Tax ruling to any Governmental Entity; or (I) materially amend or change any of its methods of reporting income, deductions or accounting for Tax purposes, other than as may be required by Law;

(xxviii) take any action or enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of Kirkland and other non-depreciable capital property owned by Kirkland or any of its Subsidiaries on the date of this Agreement, upon an amalgamation or winding up of Kirkland or any of its Subsidiaries or any of their respective successors, other than: (A) the implementation of the transactions contemplated in this Agreement; and (B) actions taken in the Ordinary Course;

(xxix) make any material change to Kirkland's accounting policies or methods of accounting (including adopting new accounting policies or methods), other than required by concurrent changes in IFRS;

(xxx) other than as permitted by this Section 4.1(b)(xxx) or as required by the terms of any Collective Agreement, Kirkland Employee Plan or written employment agreements in existence on the date of this Agreement:

(A) grant to any officer or director of Kirkland or any of its Subsidiaries an increase in compensation in any form, other than in the Ordinary Course (and, for greater certainty, the granting of any special compensation in any form in connection with the transactions contemplated by this Agreement shall not be considered to be in Ordinary Course);

(B) grant any increase or decrease in the amount of wages, salaries, bonuses, incentives or other compensation payable to any employees, other than in the Ordinary Course;

(C) adopt or otherwise implement any new bonus, profit sharing distribution, employee or executive bonus or retention plan or similar plan or program;

(D) grant or increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any director or officer of Kirkland or, other than in the Ordinary Course, any Kirkland Employee (other than a director or officer), independent contractor or consultant;

(E) enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of Kirkland or, other than in the Ordinary Course, any Kirkland Employee (other than a director or officer), independent contractor or consultant;

(F) provide for accelerated vesting or removal of restrictions on exercise of any Kirkland Equity Awards upon a change of control occurring on or prior to the Effective Time;

(G) loan or advance money or other property by Kirkland or its Subsidiaries to any of their present or former directors, officers or Kirkland Employees (other than expense reimbursements, expense accounts and advances in the Ordinary Course);

(H) terminate any Kirkland Employee Plan, amend or modify, in a material way, any Kirkland Employee Plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be a Kirkland Employee Plan if it were in existence as of the date of this Agreement;

(I) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any Kirkland Employee Plan; or

(J) fund any pension solvency deficit;

(xxxi) commence waive, release, assign, settle, compromise or settle any litigation, proceeding, claim or investigation affecting Kirkland or any of its Subsidiaries reasonably expected to involve an amount in excess of $20 million in the aggregate or over the amount reflected or reserved against in the balance sheet (or notes thereto) included in the most recent Kirkland Public Disclosure relating to such litigation, proceedings or investigations, as applicable, or which could reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxxii) waive, release, grant, assign or transfer any material rights, claims or benefits of Kirkland or any of its Subsidiaries;

(xxxiii) enter into any material new line of business or discontinue any material existing line of business;

(xxxiv) (A) offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization or payment of anything of value, directly or indirectly, to any Governmental Entity or other Person for the purpose of securing discretionary action or inaction or a decision of a Governmental Entity, influence over discretionary action of a Governmental Entity, or any improper advantage; or (B) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of any Anti-Corruption Laws or Anti-Money Laundering Laws or Laws of similar effect of any other jurisdiction prohibiting corruption, bribery, proceeds of crime or money laundering, in connection with any of their business;

(xxxv) take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of Kirkland set forth in this Agreement; or

(xxxvi) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing matters prohibited in this Section 4.1(a).

(c) The restrictions contained in the covenants set out in Sections 4.1(a) and 4.1(b) shall not apply to actions taken (or omitted to be taken) by Kirkland or any of its Subsidiaries: (i) with the express prior written consent of Agnico (such consent not to be unreasonably withheld, conditioned or delayed); (ii) in connection with any COVID-19 Measures undertaken by Kirkland or its Subsidiaries; (iii) reasonably taken in accordance with good mining practice to safeguard life or property; (iv) as required or in connection with transactions otherwise permitted or specifically contemplated by this Agreement (including pursuant to Section 4.1(b)) or the Plan of Arrangement; (v) as expressly set out in Schedule 4.1(c) of the Kirkland Disclosure Letter; or (vi) as required by Law or a Governmental Entity. Notwithstanding Section 4.1(a), for greater certainty, Kirkland shall not be deemed to have failed to satisfy its obligations under Section 4.1(a) to the extent such failure directly resulted from (x) Kirkland's failure to take any action prohibited by, or (y) Kirkland taking any action permitted or specifically contemplated by, Section 4.1(b).

(d) Kirkland shall: (i) use commercially reasonable efforts to, on a timely basis, provide Agnico with all financial statements and financial information reasonably requested by Agnico to prepare pro forma financial statements required for inclusion in the Joint Circular; and (ii) maintain a system of internal control over financial reporting (as such term is defined in NI 52-109) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with NI 52-109, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(e) Kirkland shall keep Agnico fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Kirkland; provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information.

(f) Kirkland shall promptly notify Agnico in writing of:

(i) any circumstance or development that, to the knowledge of Kirkland, is or would reasonably be expected to constitute a material change (within the meaning of the Securities Act) or Material Adverse Effect in respect of Kirkland;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(iii) any notice or other communication from any material supplier or other material business partner to the effect that such material supplier or other material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Kirkland or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(iv) the resignation or termination of any of Kirkland's directors, officers or other members of senior management (including the Kirkland Senior Management);

(v) (A) any written notice or other written communication from any bargaining agent representing Kirkland Employees giving notice to bargain and as permitted by Law, which shall be accompanied by copies of any proposals made by any such bargaining agent that, if implemented, would materially modify the terms of a Collective Agreement; and (B) the status of any ongoing collective bargaining negotiations with any union between the date of the Agreement and the Effective Time, which shall be accompanied by copies of all material documents provided by either party in the course of any such collective bargaining negotiations;

(vi) any notice or other communication received from any Governmental Entity in connection with this Agreement (and Kirkland shall contemporaneously provide a copy of any such written notice or communication to Agnico where not prohibited by Law); and

(vii)  any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Kirkland, its Subsidiaries or their respective assets.

(g) Nothing in this Agreement, including any of the covenants in this Section 4.1: (i) is intended to or shall result in Agnico exercising material influence over the operations of Kirkland, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date; or (ii) shall be interpreted in such a way as to place either of Agnico or Kirkland in violation of any Law.

4.2 Conduct of Business of Agnico

(a) Subject to Section 4.2(c), Agnico covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Agnico shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course and in accordance, in all material respects, with Law, and Agnico shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, assets, properties, employees, goodwill and relationships with customers, suppliers, partners and other Persons with which Agnico or any of its Subsidiaries have material business relations.

(b) Subject to Section 4.2(c), Agnico covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Agnico shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) amend the Constating Documents or similar organizational documents of Agnico;

(ii) split, combine or reclassify any shares of its capital stock or amend or modify any material term of any outstanding debt security;

(iii) reduce its stated capital or otherwise enter into any transaction that would reduce the "paid-up capital" (within the meaning of the Tax Act) of the Agnico Shares;

(iv) reorganize, arrange, restructure, amalgamate or merge with any other Person, other than any such reorganization, arrangement, restructuring, amalgamation or merger involving only wholly-owned Subsidiaries of Agnico;

(v) issue, grant, deliver, sell, pledge or otherwise encumber, authorize the issuance, grant, delivery, sale or pledge of, or otherwise subject to a Lien, any of its securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or value of the Agnico Shares, other than: (A) the issuance of Agnico Shares issuable upon the exercise or termination of Agnico Equity Awards outstanding on the date of this Agreement; (B) the issuance of Agnico Equity Awards in the Ordinary Course; provided that (I) any such grant shall use the standard form of award agreements under the Agnico Option Plan, Agnico PSU Plan or Agnico Restricted Share Unit Plan, as applicable and (II) no such grant shall contain terms providing for acceleration of vesting, exercisability or payment solely by virtue of the consummation of the transactions contemplated in this Agreement; (C) transactions between two or more wholly-owned Subsidiaries of Agnico or between Agnico and one or more of its wholly-owned Subsidiaries; or (D) in connection with the notes issued pursuant to the Agnico NPAs;

(vi) in the case of a Subsidiary, declare, set aside or pay any dividend or other distribution on any shares of its capital stock (whether in cash, stock or property or any combination thereof) other than Agnico Permitted Dividends and dividends or distributions by a wholly-owned Subsidiary in the Ordinary Course or set a record date or payment date for any Agnico Permitted Dividend other than in the Ordinary Course;

(vii) except in normal course or market purchases or offers to purchase at market, redeem, repurchase, or otherwise acquire or offer to acquire any of Agnico's outstanding shares or other securities, other than (A) in connection with the settlement of Agnico Equity Awards; (B) the reinvestment of dividends pursuant to the Agnico Dividend Reinvestment Plan; or (C) the redemption or repurchase of notes pursuant to the Agnico NPAs;

(viii) adopt a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of Agnico and its Subsidiaries or the Agnico Assets, on a consolidated basis, or file a petition in bankruptcy under any Law on behalf of Agnico and any of its Subsidiaries or consent to the filing of any bankruptcy petition against Agnico or any of its Subsidiaries;

(ix) acquire (by merger, consolidation, exchange, acquisition of securities, acquisitions, lease, licence, contributions to capital or otherwise) or commit to acquire, directly or indirectly, in one transaction or in a series of related transactions, an interest in any Person, assets, securities, properties, interests or businesses or make any investment either by purchase of securities, contributions of capital or purchase of any property or assets of any Person, other than:

(A) for cash consideration less than $50 million individually or $500 million in the aggregate;

(B) acquisitions in the Ordinary Course; or

(C) transactions between two or more wholly-owned Subsidiaries of Agnico or between Agnico and one or more such wholly-owned Subsidiaries;

(x) sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise transfer any assets or any interest in any assets, other than assets or interests in assets:

(A) with a value less than $10 million individually or $50 million in the aggregate;

(B) that are pledged, or in which a security interest is granted, in connection with any existing or future credit facilities, Agnico NPAs and other indebtedness and guarantees of Agnico or any Subsidiary thereof;

(C) sold in the Ordinary Course;

(D) that are obsolete, damaged or destroyed; or

(E) pursuant to transactions between two or more wholly-owned Subsidiaries of Agnico or between Agnico and any of its wholly-owned Subsidiaries;

(xi) prepay any long-term indebtedness before its scheduled maturity, or increase, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other liability or obligation, issue any debt securities, or provide any guarantees thereof, other than:

(A) indebtedness, liabilities or obligations owing by one wholly-owned Subsidiary of Agnico to Agnico or another wholly-owned Subsidiary of Agnico, or of Agnico to another wholly-owned Subsidiary of Agnico;

(B) in connection with indebtedness or advances under the Agnico Loan Facilities or Agnico's or any Subsidiary's existing or future credit facilities disclosed in Schedule 4.2(b)(xi)(B) of the Agnico Disclosure Letter;

(C) indebtedness, liabilities or obligations in an amount not exceeding $100 million in the aggregate; or

(D) indebtedness, liabilities or obligations entered into in the Ordinary Course or in accordance with the Arrangement;

(xii) make any loan or advance to any Person, other than:

(A) to a wholly-owned Subsidiary of Agnico or from a wholly-owned Subsidiary of Agnico to Agnico; or

(B) in respect of accounts payable to trade creditors or accrued liabilities incurred in the Ordinary Course;

(xiii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person, other than a wholly-owned Subsidiary of Agnico;

(xiv) make any capital expenditure or commit to make any capital expenditure, other than capital expenditures or commitments:

(A) less than $25 million individually or $100 million in the aggregate; or

(B) made in the Ordinary Course;

(xv) amend or modify in any material respect, or terminate or waive any material right under, any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date of this Agreement (other than the renewal or replacement of a Contract in existence on the date of this Agreement on terms materially consistent with terms in existence on the date of this Agreement), in each case, other than in the Ordinary Course;

(xvi) enter into any new material Real Property Lease or amend or extend the terms of any existing material Real Property Lease, other than in the Ordinary Course and except for extensions or amendments provided for under such Real Property Lease that are not material;

(xvii) enter into any agreement or arrangement that limits or otherwise restricts, in any material respect, the business of Agnico or any of its Subsidiaries, or that may in the future limit or restrict, in any material respect, Agnico and its Subsidiaries or their successors from carrying on business, acquiring or operating any properties or assets or competing in any manner;

(xviii) grant or commit to grant an exclusive licence or otherwise transfer any of Agnico's or any of its Subsidiaries' Intellectual Property or exclusive rights in or in respect thereto that is material to Agnico and its Subsidiaries, on a consolidated basis, other than to wholly-owned Subsidiaries;

(xix) enter into, adopt or amend any collective agreement or union agreement or amend, modify, terminate or waive any right under the Collective Agreements or agree to any such amendment, modification, termination or waiver of rights; provided that Agnico may, in the Ordinary Course, negotiate, in good faith and enter into, supersede, extend, amend, modify, terminate or renew any Collective Agreement which has expired, or is within six months of expiring on terms materially consistent with terms in existence on the date of this Agreement;

(xx) amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, Agnico implements self-insurance or replacement policies (with terms no longer than 12 months) underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage substantially similar to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect, other than renewals in the Ordinary Course;

(xxi) enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the Ordinary Course;

(xxii) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations (including the material Agnico Mineral Rights and material Environmental Permits) necessary to conduct Agnico's and its Subsidiaries' businesses as now conducted or as proposed to be conducted, or fail to pursue, with commercially reasonable efforts and due diligence, any pending applications to any Governmental Entities for any material Authorizations;

(xxiii) abandon or fail to diligently pursue any application for any material Authorizations, (including the material Agnico Mineral Rights and material Environmental Permits) or take any action, or fail to take any action, that could lead to the suspension, revocation or limitation or rights under of any material Authorizations;

(xxiv) enter into any transaction with a "related party" or agree to provide any "collateral benefit" (within the meanings of MI 61-101), other than transactions, expense reimbursements, expense accounts, payments and advances in the Ordinary Course;

(xxv) (A) make, change or rescind any material Tax election, information schedule, return or designation; (B) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy; (C) file any materially amended Tax Return; (D) enter into any material agreement with a Governmental Entity with respect to Taxes; (E) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Agnico or its Subsidiaries; (F) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; (G) consent to the extension or waiver of the limitation period applicable to any material Tax matter; (H) make a request for a material Tax ruling to any Governmental Entity; or (I) materially amend or change any of its methods of reporting income, deductions or accounting for Tax purposes, other than as may be required by Law;

(xxvi) make any material change to Agnico's accounting policies or methods of accounting (including adopting new accounting policies or methods), other than required by concurrent changes in IFRS;

(xxvii) other than as permitted by this Section 4.2(b)(xxvii) or as required by the terms of any Collective Agreement, Agnico Employee Plan or written employment agreements in existence on the date of this Agreement:

(A) grant to any officer or director of Agnico or any of its Subsidiaries an increase in compensation in any form, other than in the Ordinary Course;

(B) grant any increase or decrease in the amount of wages, salaries, bonuses, incentives or other compensation payable to any employees, other than in the Ordinary Course;

(C) adopt or otherwise implement any new bonus, profit sharing distribution, employee or executive bonus or retention plan or similar plan or program;

(D) grant or increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any director or officer of Agnico or, other than in the Ordinary Course, any Agnico Employee (other than a director or officer), independent contractor or consultant;

(E) enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of Agnico or, other than in the Ordinary Course, any Agnico Employee (other than a director or officer), independent contractor or consultant;

(F) loan or advance money or other property by Agnico or its Subsidiaries to any of their present or former directors, officers or Agnico Employees (other than expense reimbursements, expense accounts and advances in the Ordinary Course);

(G) terminate any Agnico Employee Plan, amend or modify, in a material way, any Agnico Employee Plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be a Agnico Employee Plan if it were in existence as of the date of this Agreement;

(H) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any Agnico Employee Plan; or

(I) fund any pension solvency deficit;

(xxviii) commence waive, release, assign, settle, compromise or settle any litigation, proceeding, claim or investigation affecting Agnico or any of its Subsidiaries reasonably expected to involve an amount in excess of $20 million in the aggregate or over the amount reflected or reserved against in the balance sheet (or notes thereto) included in the most recent Agnico Public Disclosure relating to such litigation, proceedings or investigations, as applicable, or which could reasonably be expected to impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(xxix) waive, release, grant, assign or transfer any material rights, claims or benefits of Agnico or any of its Subsidiaries;

(xxx) enter into any material new line of business or discontinue any material existing line of business;

(xxxi) (A) offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization or payment of anything of value, directly or indirectly, to any Governmental Entity or other Person for the purpose of securing discretionary action or inaction or a decision of a Governmental Entity, influence over discretionary action of a Governmental Entity, or any improper advantage; or (B) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of any Anti-Corruption Laws or Anti-Money Laundering Laws or Laws of similar effect of any other jurisdiction prohibiting corruption, bribery, proceeds of crime or money laundering, in connection with any of their business;

(xxxii) take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of Agnico set forth in this Agreement; or

(xxxiii) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing matters prohibited in this Section 4.2(b).

(c) The restrictions contained in the covenants set out in Sections 4.2(a) and 4.2(b) shall not apply to actions taken (or omitted to be taken) by Agnico or any of its Subsidiaries: (i) with the express prior written consent of Kirkland (such consent not to be unreasonably withheld, conditioned or delayed); (ii) in connection with any COVID-19 Measures undertaken by Agnico or its Subsidiaries; (iii) reasonably taken in accordance with good mining practice to safeguard life or property; (iv) as required or in connection with transactions otherwise permitted or specifically contemplated by this Agreement (including pursuant to Section 4.2(b)) or the Plan of Arrangement; (v) as expressly set out in Schedule 4.2 of the Agnico Disclosure Letter; or (vi) as required by Law or a Governmental Entity. Notwithstanding Section 4.2(a), for greater certainty, Agnico shall not be deemed to have failed to satisfy its obligations under Section 4.2(a) to the extent such failure directly resulted from (x) Agnico's failure to take any action prohibited by, or (y) Agnico taking any action permitted or specifically contemplated by, Section 4.2(b).

(d) Agnico shall maintain a system of internal control over financial reporting (as such term is defined in NI 52-109) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with NI 52-109, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(e) Agnico shall keep Kirkland fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Agnico; provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information.

(f) Agnico shall promptly notify Kirkland in writing of:

(i) any circumstance or development that, to the knowledge of Agnico, is or would reasonably be expected to constitute a material change (within the meaning of the Securities Act) or Material Adverse Effect in respect of Agnico;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(iii) the resignation or termination of any of Agnico's directors, officers or other members of senior management (including the Agnico Senior Management);

(iv) any notice or other communication from any material supplier or other material business partner to the effect that such material supplier or other material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Agnico or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(v) any notice or other communication received from any Governmental Entity in connection with this Agreement (and Agnico shall contemporaneously provide a copy of any such written notice or communication to Kirkland where not prohibited by Law); and

(vi) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Agnico, its Subsidiaries or their respective assets.

(g) Nothing in this Agreement, including any of the covenants in this Section 4.2: (i) is intended to or shall result in Kirkland exercising material influence over the operations of Agnico, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date; or (ii) shall be interpreted in such a way as to place either of Kirkland or Agnico in violation of any Law.

4.3 Covenants Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement and Section 4.4 (which shall govern in connection with obtaining Regulatory Approvals), each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i) it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly:

(A) obtain all necessary Authorizations as are required to be obtained by it under Law;

(B) upon reasonable consultation with the other Party, to oppose, lift or rescind any order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; provided that neither Party, nor any of their respective Subsidiaries, will consent to the entry of any judgment or settlement with respect to any such lawsuit or proceeding without the prior written approval of the other Party, not to be unreasonably withheld, conditioned or delayed;

(C) effect all necessary notifications, registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement;

(D) maintain or obtain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required under any Material Contracts in connection with the Arrangement on terms that are reasonably satisfactory to the Parties, acting reasonably, and without paying, and without committing itself or the other Party or any of its Subsidiaries to pay any consideration or incur any liability or obligation without the prior written consent of the other Party (except for any fees chargeable by any Governmental Entity and except for payments contracted for with a third party or a payment to a third party to cover such Person's reasonable expenses associated therewith);

(E) defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting, the ability of the Parties to consummate the Arrangement; and

(F) cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(ii) carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement; and

(iii) not take any action, refrain from taking any action or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to materially delay or impede the consummation of the Arrangement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals and the consummation of the Arrangement.

(b) Agnico shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval or authorization of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and the NYSE, as applicable. Kirkland shall cooperate with Agnico in respect of the foregoing, including by providing information reasonably requested by Agnico in connection therewith in a timely manner.

(c) Subject to the terms and conditions of this Agreement and of the Plan of Arrangement and Law, Agnico shall pay the aggregate Consideration to be paid pursuant to the Arrangement at the time and in the manner provided herein.

4.4 Regulatory Approvals

(a) The Parties agree to use their respective commercially reasonable efforts to obtain all Regulatory Approvals and to effect all necessary notifications, registrations, applications, filings and submissions of information required by Governmental Entities or advisable in order to obtain the Regulatory Approvals or otherwise relating to the Arrangement, including the Key Regulatory Approvals, as soon as reasonably practicable and in any event, in order to allow the Effective Time to occur before the Outside Date.

(b) Without limiting the generality of Section 4.4(a), the Parties agree that:

(i) Agnico shall, as soon as reasonably practicable, and in any event no later than five Business Days from the date of this Agreement or such other period of time as may be agreed by the Parties:

(A) file with the Commissioner of Competition a competition brief in respect of the transactions contemplated by this Agreement requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No-Action Letter; and

(B) file with the ASIC an application for relief from the requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act;

(ii) if considered mutually advisable by the Parties, acting reasonably, each of Agnico and Kirkland shall file with the Commissioner of Competition a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by this Agreement, as soon as reasonably practicable and in any event within 10 Business Days following the date of this Agreement or such other period of time as may be agreed by the Parties; and

(iii) Agnico shall, as soon as reasonably practicable, and in any event no later than five Business Days from the date of this Agreement or such other period of time as may be agreed by the Parties, file with the Treasurer of the Commonwealth of Australia or his or her delegate under the Foreign Acquisitions and Takeovers Act 1975 (Cth) an application for review to determine whether or not the Commonwealth Government of Australia has no objection under the Australian Federal Government's foreign investment policy (if applicable) or under the Foreign Acquisitions and Takeovers Act 1975 (Cth) to Agnico acquiring all the Kirkland Shares under the Arrangement.

(c) Kirkland shall use its commercially reasonable best efforts to prepare and submit within 10 Business Days from the date of this Agreement, or such other period of time as may be agreed by the Parties, a private ruling request to the State Revenue Office (Victoria, Australia) (the "Australian Taxing Authority") relating to land transfer duty or stamp duty potentially payable in respect of the Pre-Arrangement Reorganizations described in Schedule 4.9(a)(i) of each of the Agnico Disclosure Letter and the Kirkland Disclosure Letter (the "Private Ruling Request") and, in connection with the Private Ruling Request, Kirkland agrees to have initial meetings and provide background information regarding such Pre-Arrangement Reorganizations with the Australian Taxing Authority as soon as reasonably practicable or such other period of time as may be agreed by the Parties.

(d) Without limiting the generality of Section 4.4(a), the Parties shall:

(i) with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals by one Party and the Private Ruling Request, provide the other Party the assistance it may request in the preparation of the same (including providing any information reasonably requested by the other Party or its external legal counsel), provide the other Party with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Party with final copies thereof once supplied or filed, as applicable;

(ii) coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 4.4;

(iii) cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals and the Private Ruling Request;

(iv) promptly provide or submit all documentation and information that is required by Law or a Governmental Entity, or advisable in the opinion of Agnico, acting reasonably, in connection with obtaining the Regulatory Approvals and the Private Ruling Request;

(v) provide each other with advance copies and reasonable opportunity to comment on all materials supplied to or filed with any Governmental Entity, and all materials received from any Governmental Entity and consider in good faith any reasonable comments made by the other Party and its counsel on the materials submitted to or filed with any Governmental Entity and will provide the other Party and its counsel with final copies of all materials;

(vi) keep each other fully apprised of all written and oral communications with any Governmental Entity with respect to the Regulatory Approvals and the Private Ruling Request and provide each other with copies of any written or electronic communication received from Governmental Entities and summaries of any verbal communications received, with respect to all applications, filings or other processes in respect of the Regulatory Approvals and the Private Ruling Request; and

(vii)  where practicable, provide advance notice and the opportunity to attend and participate in all material meetings, telephone calls or other discussions with Governmental Entities in respect of the Regulatory Approvals and the Private Ruling Request, except to the extent that competitively sensitive information may be discussed, in which case the applicable Party will allow external legal counsel for the other Party to participate.

(e) To the extent any materials to be provided to a Party pursuant to this Section 4.4 are or contain competitively sensitive information, such information may be provided to external legal counsel for the other Party on an external legal counsel-only basis. In addition, any submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns; provided that a Party must provide external legal counsel to the other Party a summary of the nature of information so redacted or excluded on the basis that such summary information will not be shared with its client.

(f) If any objections are asserted by any Governmental Entity under any Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with any Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use commercially reasonable efforts consistent with the terms of this Agreement to resolve or avoid such proceeding, including by using its commercially reasonable efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay the Closing and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying this Agreement or the consummation of the Arrangement, so as to allow Closing to occur on or prior to the Outside Date.

(g) The Parties shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or Contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Regulatory Approvals, or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement; provided, however, that Agnico may agree to the extension of a waiting period or enter into a timing agreement, if Agnico determines it to be advisable so long as such efforts do not delay the Effective Time beyond the Outside Date.

(h) In the case of the ASIC Relief or Requirements, Agnico and Kirkland shall use commercially reasonable efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 prior to the sending of the Joint Circular to Australian Shareholders, but if such relief is denied or unduly delayed in the opinion of Agnico, acting reasonably, the Parties may at Agnico's option either:

(i) issue to a nominee appointed by Agnico such Consideration Shares to which Australian Shareholders would otherwise be entitled and procure that, as soon as reasonably practicable after the Effective Time, the nominee sells or procures the sale of all of the Consideration Shares issued to the nominee in the normal course of trading on the TSX and/or the NYSE and remits to Agnico or, at Agnico's direction, the Depositary, the proceeds of sale (after withholding or deducting any applicable Taxes) for further payment to each Australian Shareholder pro rata on the basis of each such shareholder's entitlement to the Consideration Shares in full satisfaction of such Australian Shareholder's entitlement to the relevant Consideration Shares; or

(ii) lodge the Joint Circular (together with any appropriate supplement) as a prospectus under the Australian Corporations Act. In that event, the Parties will cause the Joint Circular (together with any appropriate supplement) to be sent to the Kirkland Shareholders and the Agnico Shareholders, respectively, after expiry of the exposure period for that prospectus, and, in each case, Kirkland shall use commercially reasonable efforts to cooperate and assist Agnico on a timely basis with the preparation of any supplement or amendment to the Joint Circular in connection with either of the foregoing, if requested by Agnico, and will (if applicable and reasonable to do so in the circumstances) consent in writing to the lodgement of the Joint Circular (and any other documents required to be filed) with ASIC as a prospectus.

(i) All filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes, shall be shared by the Parties equally.

(j) Agnico is under no obligation to take any steps or actions that would materially adversely affect Agnico's right to own, use or exploit its business, operations or assets or those of its Affiliates, Kirkland or any of its Subsidiaries or to negotiate or agree to the sale, divestiture or disposition by Agnico of its business, operations or assets or those of its Affiliates, Kirkland or any of its Subsidiaries, or to any form of behavioural remedy including an interim or permanent hold separate order.

(k) Notwithstanding anything to the contrary in this Agreement, Agnico shall have responsibility for the determination and direction of all efforts related to the obtaining of the Regulatory Approvals, including but not limited to: (i) the preparation and presentation of all filings, applications or submissions required to obtain the Regulatory Approvals; (ii) leading all planning, communications and strategies relating to such efforts; (iii) making any determinations regarding withdrawing and refiling any applications, entering any timing agreements or making other determinations related to timing, in each case, so long as such action does not delay the Effective Time beyond the Outside Date; and (iv) leading the defence to any litigation. Agnico shall consult with Kirkland and provide Kirkland with a reasonable opportunity to consider and comment on its strategy, efforts and proposed efforts related to the obtaining of the Regulatory Approvals, and shall give reasonable consideration to any such comments.

4.5 Access to Information; Confidentiality

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Law and the terms of any existing Contracts, each Party shall, and shall cause its Subsidiaries to give the other Party and its Representatives, upon reasonable notice and at all reasonable times, reasonable access to their respective premises, facilities, property and assets (including all books and records, whether retained internally or otherwise), Contracts, senior personnel and Representatives, and business, financial, operating, technical and other data and information with respect to the business and assets of such Party or its Subsidiaries as a Party may from time to time reasonably request; provided that (i) the Party provides the other Party with reasonable prior notice of any request under this Section 4.5(a), (ii) such access does not unduly interfere with the Ordinary Course conduct of the business of such Party or its Subsidiaries and (iii) such access shall be subject to any confidentiality obligations owed by a Party to a third party Person, maintaining (or not waiving) privilege and reasonable steps taken to protect or redact competitively sensitive information. Each Party shall continue to afford the other Party and its Representatives with access to its data room. Each Party shall, and shall cause its Subsidiaries and their respective Representatives, as applicable, to work cooperatively and in good faith to ensure an expeditious and efficient transition and integration of the business and operations of Kirkland and Agnico immediately upon but not prior to the Effective Date.

(b) The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under this Section 4.5 that is Confidential Information (as defined in the Confidentiality Agreement) shall be subject to the terms of the Confidentiality Agreement; provided that to the extent that any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement will prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

4.6 Public Communications

(a) The Parties shall issue a joint press release with respect to this Agreement and the Arrangement as soon as practicable following the execution of this Agreement, the text of such announcement to be in form and substance approved by Agnico and Kirkland in advance, acting reasonably and without delay. The Parties consent to this Agreement and forms of each of the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements being filed on SEDAR and EDGAR, subject to any redactions of commercially sensitive information that are agreed to between the Parties acting reasonably.

(b) Agnico and Kirkland agree to cooperate and participate: (i) in the preparation of presentations to Agnico Shareholders, Kirkland Shareholders or the analyst community regarding the Arrangement; (ii) in issuing any press releases or otherwise making public statements or public disclosures with respect to this Agreement or the Arrangement; and (iii) in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect to this Agreement or the Arrangement or the transactions contemplated hereby and thereby. Each of Agnico and Kirkland shall use commercially reasonable efforts to enable the other Party and its Representatives to review and comment on all such press releases, presentations, public statements and filings prior to the release or filing, respectively, thereof and reasonable consideration shall be given to any comments made by the other Party and their Representatives.

(c) Neither Agnico nor Kirkland shall: (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); or (ii) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party, in each case, except as set out in this Agreement.

(d) The obligations of the Parties set out in Sections 4.6(b) and 4.6(c) shall be subject to: (i) each Party's overriding obligation to make any disclosure or filing required under Law or Exchange rules; and (ii) the Party making any disclosure using commercially reasonable efforts to give prior written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(e) Nothing in this Section 4.6 shall prevent either Party from making internal announcements to employees and consultants, having discussions with shareholders and financial analysts and other stakeholders, or from including disclosures in subsequent filings required under Securities Laws so long as such statements and announcements are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the relevant Party, unless such Party has made a Kirkland Change in Recommendation or Agnico Change in Recommendation, as applicable.

(f) The restrictions set forth in this Section 4.6 shall not apply to any release or public statement made or proposed to be made by a Party in connection with: (i) any dispute regarding this Agreement or the transactions contemplated hereby; or (ii) a Kirkland Change in Recommendation or an Agnico Change in Recommendation, as applicable, or any action taken pursuant thereto.

4.7 Insurance and Indemnification

(a) Prior to the Effective Date, Kirkland shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Kirkland and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Agnico shall, or shall cause Kirkland and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Agnico shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (the "Base Premium") of Kirkland's current annual aggregate premium for policies currently maintained by Kirkland or its Subsidiaries; provided further, however, that if such insurance can only be obtained at a premium in excess of the Base Premium, Kirkland may purchase the most advantageous policies of directors' and officers' liability insurance reasonably available for an annual premium not to exceed the Base Premium, and Agnico shall, or shall cause Kirkland and its Subsidiaries, to maintain such coverage for six years from the Effective Date. From and after the Effective Time, Agnico and Kirkland, as applicable, agrees not to take any action to terminate such directors' and officers' liability insurance or materially adversely affect the rights of Kirkland's present and former directors and officers thereunder.

(b) Agnico shall cause Kirkland and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Kirkland and its Subsidiaries, to the extent that they are: (i) included in the Constating Documents of Kirkland or any of its Subsidiaries; or (ii) as disclosed in Schedule 4.7(b) of the Kirkland Disclosure Letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect substantially in accordance with their terms for a period of not less than six years from the Effective Date.

4.8 Exchange Delisting

If requested by Agnico, Kirkland agrees to cooperate with Agnico in taking, or causing to be taken, all actions necessary to delist the Kirkland Shares from the Exchanges, as applicable, as promptly as practical following the Effective Time (including, if requested by Agnico, such actions as may be necessary to delist the Kirkland Shares on the Effective Date).

4.9 Pre-Arrangement Reorganization

(a) Kirkland acknowledges and agrees that:

(i) in contemplation of the Arrangement, upon the reasonable request of Agnico, it shall, and shall cause each of its respective Subsidiaries to cooperate with Agnico in structuring, planning and implementing any reorganizations of the business, operations or assets of Kirkland or its Subsidiaries or such other transactions as Agnico may reasonably request (each, a "Pre-Arrangement Reorganization"), including for greater certainty in response to any change in Laws or in order to improve the financial, tax and/or operational efficiencies or synergies for the combined business following the Effective Time, and Kirkland shall take all commercially reasonable steps necessary to effect any such Pre-Arrangement Reorganization, including the applicable Pre-Arrangement Reorganizations described in Schedule 4.9(a)(i) of each of the Agnico Disclosure Letter and the Kirkland Disclosure Letter; provided that the Pre-Arrangement Reorganization shall not reduce the value of the Consideration payable to Kirkland Shareholders pursuant to this Agreement and the Plan of Arrangement; and

(ii) neither it, nor any of its Subsidiaries, shall undertake any Pre-Arrangement Reorganization without the prior written consent of Agnico.

(b) Agnico must provide written notice to Kirkland of any proposed Pre-Arrangement Reorganization at least 10 Business Days prior to the Effective Date. Kirkland shall, and shall cause its Representatives to, work cooperatively with Agnico and its Representatives to determine the appropriate nature of the Pre-Arrangement Reorganization that might be undertaken and the most effective manner to implement any Pre-Arrangement Reorganization (including, to the extent necessary or appropriate, amending this Agreement or the Plan of Arrangement in order to effectively reflect any Pre-Arrangement Reorganization) and the Parties will work cooperatively and use their respective commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization pursuant to Section 4.9(a)(i) immediately prior to the Effective Time.

(c) If, at the request of Agnico, Kirkland effects any Pre-Arrangement Reorganization prior to the Effective Date and the Arrangement is not completed, other than due to a breach by Kirkland of its representations, warranties or covenants under this Agreement: (i) Agnico shall be responsible for all costs and expenses associated with such Pre-Arrangement Reorganization and shall forthwith upon request reimburse Kirkland for such costs and expenses, including the reasonable out-of-pocket fees and disbursements of Kirkland's outside legal counsel incurred by Kirkland and its Subsidiaries in connection with such Pre-Arrangement Reorganization; and (ii) Agnico shall indemnify and save harmless Kirkland and its Subsidiaries from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Arrangement Reorganization (including actual reasonable out-of-pocket fees and disbursements of outside legal counsel), or in connection with reversing or unwinding such Pre-Arrangement Reorganization.

(d) Other than the Pre-Arrangement Reorganization described in Schedule 4.9(a)(i) of each of the Agnico Disclosure Letter and the Kirkland Disclosure Letter, Kirkland shall not be obligated to undertake any Pre-Arrangement Reorganization under Section 4.9(a), unless such Pre-Arrangement Reorganization:

(i) can be completed prior to the Effective Date and is effected as close as reasonably practicable prior to the Effective Time;

(ii) is not prejudicial to Kirkland or the Kirkland Shareholders, as a whole, in any material respect;

(iii) does not require Kirkland to obtain the approval of Kirkland Shareholders or to proceed absent any required Regulatory Approval, other than those approvals required to consummate the Arrangement and the other transactions contemplated thereby;

(iv) does not result in a material breach by Kirkland or any of its Subsidiaries of any Material Contract, Regulatory Approval, their respective Constating Documents or Law;

(v) does not result in additional Taxes being incurred by Kirkland Shareholders, as a whole, as compared to Taxes incurred by Kirkland Shareholders, as a whole, under to the Arrangement;

(vi) does not unreasonably interfere with Kirkland's material operations in respect of its material Kirkland Real Properties prior to the Effective Time; and

(vii)  does not prevent the consummation of, or impair the ability of Kirkland to consummate, and will not materially delay the consummation of, the Arrangement.

(e) To the extent practicable, the Parties shall seek to have any Pre-Arrangement Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date and after Agnico has waived or confirmed that all of the conditions precedent set out herein have been satisfied.

(f) The Parties agree that any Pre-Arrangement Reorganization requested by Agnico will not be considered in determining whether a representation or warranty of a Party under this Agreement has been breached (including where any such Pre-Arrangement Reorganization requires the consent of any third party under a Contract).

4.10 Notice and Cure Provisions

(a) Each Party shall promptly notify the other Party in writing of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(i) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect;

(ii) give rise to or result in, a failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement; or

(iii) result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be,

in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Kirkland's representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Agnico's representations, warranties and covenants, would not be capable of being satisfied at any time from the date hereof until the Effective Date.

(b) Notification provided under this Section 4.10 will not affect the representations, warranties, covenants, conditions, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c) Kirkland may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Agnico] and Agnico may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland], unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written Notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, if the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of: (i) the Outside Date; and (ii) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date; provided that if any matter is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.

(d) If a Termination Notice is delivered prior to the date of the Kirkland Meeting or the Agnico Meeting, unless the Parties agree otherwise, Kirkland or Agnico, as the case may be, shall postpone or adjourn the Kirkland Meeting or the Agnico Meeting, respectively, to the earlier of: (i) five Business Days prior to the Outside Date; and (ii) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

4.11 Tax Matters

Each of the Parties covenants and agrees that, until the Effective Date, each Party and its Subsidiaries shall: (a) duly and timely file with the appropriate Governmental Entity, all material Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects; and (b) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted. The Parties shall keep each other reasonably informed of any material events, discussions, notices or changes with respect to any Tax audit or investigation by a Governmental Entity or any material action, suit, proceeding, or hearing involving such Party or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to such Party and the Subsidiaries on a consolidated basis).

ARTICLE 5
COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(a) Except as expressly provided in this Article 5, each Party shall not, and shall cause each of its Subsidiaries to not, directly or indirectly, through any Representative or otherwise, and shall not authorize or permit any such Person to:

(i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities, books or records of a Party or any of its Subsidiaries) any inquiry, proposal, expression of interest or offer that constitutes or that could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of such Party;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding, or furnish any information to any Person (other than the other Party) in connection with any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party, or otherwise knowingly encourage, facilitate, cooperate with, assist or participate in, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) make a Kirkland Change in Recommendation or Agnico Change in Recommendation, as applicable;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal or any inquiry, proposal, expression or inquiry that could reasonably be expected to constitute or lead to an Acquisition Proposal; provided that publicly taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal (A) for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or (B) in the event that the Kirkland Meeting or Agnico Meeting is scheduled to occur within the five Business Day period set out in (A), prior to the third Business Day prior to the date of the applicable meeting, will not be considered to be in violation of this Section 5.1(a) if the Kirkland Board or Agnico Board, as applicable, has rejected such Acquisition Proposal and affirmed the Kirkland Board Recommendation or Agnico Board Recommendation, as applicable, before the end of the periods set out in (A) or (B), as applicable; or

(v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement, undertaking, understanding or Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by, and in accordance with, Section 5.3).

(b) Each Party shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities (including through any Representatives on its behalf), if any, commenced prior to the date of the Exclusivity Agreement with any Person (other than the other Party) with respect to any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of such Party, and, in connection therewith, such Party shall:

(i) immediately discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any information, properties, facilities, books and records of such Party or any of its Subsidiaries; and

(ii) promptly, and in any event no later than 5:00 p.m. on the day immediately following public announcement of this Agreement, request, and exercise all rights it or any of its Subsidiaries has to require: (A) the return or destruction of all copies of any information regarding such Party or any of its Subsidiaries provided to any Person (other than the other Party) in connection with any Acquisition Proposal or any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal; and (B) the destruction of all material including or incorporating or otherwise reflecting such information regarding such Party or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c) Each Party represents and warrants that, since January 1, 2019, it has not waived any confidentiality, standstill or similar agreement or restriction to which such Party or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of the Exclusivity Agreement.

(d) Each Party covenants and agrees: (i) to take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its Subsidiaries is a party or may hereafter become party in accordance with Section 5.3; and (ii) neither it, nor any of its Subsidiaries or their respective Representatives will, without the prior written consent of the other Party (which may be withheld, conditioned or delayed in the other Party's sole and absolute discretion), release any Person from, or waive, terminate, amend, suspend, modify or otherwise forbear in the enforcement of such Person's obligations respecting such Party or any of its Subsidiaries, or enter into or participate in any discussions, negotiations or agreements with any Person concerning the foregoing with respect to such Person's obligations respecting such Party or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its Subsidiaries is a party; provided that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(d).

5.2 Notification of Acquisition Proposals

If a Party or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, information relating to such Party or any of its Subsidiaries in connection with any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, including information, access, or disclosure relating to any properties, facilities, books or records or other documents of such Party or any of its Subsidiaries, such Party:

(a) may: (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal, expression or offer made by such Person; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making such inquiry, proposal, expression or offer that the Kirkland Board or Agnico Board, as applicable, has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(b) shall promptly (at first orally and then as soon as practicable thereafter in writing), and in any event within 24 hours of the receipt thereof, notify the other Party of such Acquisition Proposal, inquiry, proposal, expression, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all agreements, documents, material or substantive correspondence and other materials received in respect thereof, from or on behalf of any such Person; and

(c) shall keep the other Party fully informed on a current basis (including promptly upon request of the other Party) of the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, expression, offer or request (to the extent such Party is permitted to enter into such discussions or negotiations in accordance with this Article 5), including by: (i) identifying all material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, expression, offer or request; and (ii) providing copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, expression, offer or request.

5.3 Responding to an Acquisition Proposal

(a) Notwithstanding Section 5.1 but subject to compliance with the other provisions of Article 5, if at any time prior to obtaining, in the case of Agnico, the Agnico Shareholder Approval, and in the case of Kirkland, the Kirkland Shareholder Approval, such Party receives a bona fide written Acquisition Proposal that did not result from a breach of Article 5 or section 2 of the Exclusivity Agreement, such Party and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries, if and only if:

(i) the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii) the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

(iii) such Party has been, and continues to be at the time of taking any action permitted under this Section 5.3, in compliance with its obligations under this Article 5 and section 2 of the Exclusivity Agreement; and

(iv) prior to providing any such copies, access, or disclosure or engaging or participating in any discussions or negotiations with such Person: (A) such Party promptly delivers a written Notice to the other Party stating its intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, which Notice shall include confirmation of the determination by such Party's board of directors that such Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal; (B) such Party enters into an Acceptable Confidentiality Agreement with such Person and a true, complete and final executed copy of such agreement is provided to the other Party; and (C) any such copies, access or disclosure provided to such Person shall have already been (or shall simultaneously be) provided to the other Party.

(b) Nothing contained in this Agreement shall prohibit a Party or its board of directors from making any disclosure to its security holders if its board of directors, acting in good faith and upon the advice of outside legal advisors, first determines that such disclosure is required by Law or an order of a court of competent jurisdiction; provided that: (i) such Party shall provide the other Party and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.3(b) and shall give reasonable consideration to such comments; and (ii) notwithstanding the foregoing, such Party's board of directors shall not be permitted to make a Agnico Change in Recommendation or Kirkland Change in Recommendation, as applicable, other than as permitted by Section 5.4.

5.4 Superior Proposals; Right to Match

(a) If a Party receives an Acquisition Proposal that constitutes a Superior Proposal (the "Receiving Party") prior, in the case of Agnico being the Receiving Party, to obtaining the Agnico Shareholder Approval, or in the case of Kirkland being the Receiving Party, to obtaining the Kirkland Shareholder Approval, the Receiving Party may make an Agnico Change in Recommendation or Kirkland Change in Recommendation, as applicable, and/or approve, accept or enter into a Permitted Acquisition Agreement with respect to such Superior Proposal, if and only if prior to such recommendation and/or approval, acceptance or entering into of the Permitted Acquisition Agreement:

(i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction;

(ii) the Receiving Party has been, and continues to be at the time of taking any action permitted under this Section 5.4, in compliance with its obligations under this Article 5 and section 2 of the Exclusivity Agreement;

(iii) the Receiving Party has delivered to the other Party a written Notice which shall include: (A) confirmation of the determination by such Party's board of directors that such Acquisition Proposal constitutes a Superior Proposal; (B) confirmation of the determination by such Party's board of directors of the value and financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; (C) confirmation of the intention of such Party's board of directors to enter into a Permitted Acquisition Agreement; and (D) a copy of the Permitted Acquisition Agreement for the Superior Proposal and all supporting materials (including any financing documents supplied to a Receiving Party in connection therewith) (collectively, the "Superior Proposal Notice");

(iv) at least five Business Days (the "Matching Period") have elapsed from the date the other Party received the Superior Proposal Notice;

(v) during any Matching Period, such other Party had the opportunity (but not the obligation), in accordance with Section 5.4(c), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(vi) if the other Party has offered to amend this Agreement and the Arrangement under Section 5.4(c), the Receiving Party's board of directors has determined in good faith, in consultation with its financial advisors and outside legal advisors, that: (A) such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 5.4(c); and (B) that the failure by the Receiving Party's board of directors to take such action would be inconsistent with its fiduciary duties.

(b) For greater certainty, notwithstanding the Agnico Change in Recommendation or Kirkland Change in Recommendation, as applicable, or the entering into of any Permitted Acquisition Agreement, each in accordance with Section 5.4(a), the Receiving Party shall cause the Agnico Meeting or the Kirkland Meeting, as applicable, to occur and the Agnico Resolution or the Arrangement Resolution, as applicable, to be voted upon by the shareholders of the Receiving Party thereat in accordance with this Agreement, and the Receiving Party shall not submit to a vote of its shareholders any Acquisition Proposal other than the Agnico Resolution or the Arrangement Resolution, as applicable, prior to the termination of this Agreement in accordance with its terms. In addition, each Party hereby agrees that any Permitted Acquisition Agreement entered into in accordance with Section 5.4(a) shall in all instances satisfy each of the criteria of a Permitted Acquisition Agreement and such Party shall not amend, waive or otherwise vary any of the provisions of such Permitted Acquisition Agreement in a manner which would be inconsistent with each of the criteria of a Permitted Acquisition Agreement.

(c) During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the Receiving Party's board of directors shall review any offer made by the other Party under Section 5.4(a) to amend the terms of this Agreement and the Arrangement in good faith, after consultation with its financial advisors and its outside legal advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the Receiving Party's board of directors, after consultation with its financial advisors and its outside legal advisors, determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party, and the Parties shall amend this Agreement and the Plan of Arrangement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(d) Each successive amendment to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the other Party shall be afforded an additional five Business Day Matching Period from the date on which such Party received the Superior Proposal Notice.

(e) The Receiving Party's board of directors shall promptly reaffirm the Agnico Board Recommendation or Kirkland Board Recommendation, as applicable, by press release after any Acquisition Proposal which is determined to not be a Superior Proposal is publicly announced or the Receiving Party determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(c) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its external legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such amendments to such press release requested by the other Party and its external legal counsel.

(f) If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 Business Days before the Agnico Meeting or Kirkland Meeting, as applicable, the other Party shall be entitled to require the Receiving Party to, and the Receiving Party shall upon such request, proceed with or adjourn or postpone such Agnico Meeting or Kirkland Meeting, as applicable, in accordance with the terms of this Agreement to a date specified by the other Party that is not more than 15 Business Days after the scheduled date of the Agnico Meeting or Kirkland Meeting, as applicable; provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

(g) For greater certainty and notwithstanding anything in this Agreement to the contrary, neither Party shall be permitted to accept, approve or enter into an agreement providing for, or implementing, a Superior Proposal unless such agreement constitutes a Permitted Acquisition Agreement and such Party has complied with its obligations under this Article 5 and section 2 of the Exclusivity Agreement.

5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of any of the provisions of this Article 5, each Party shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by such Party's Subsidiaries or Representatives is deemed to be a breach of this Article 5 by such Party.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions precedent is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, with the mutual consent of each of the Parties:

(a) Agnico Shareholder Approval. The Agnico Shareholder Approval shall have been obtained at the Agnico Meeting in accordance with Law.

(b) Kirkland Shareholder Approval. The Kirkland Shareholder Approval shall have been obtained at the Kirkland Meeting in accordance with the Interim Order.

(c) Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either Agnico or Kirkland, each acting reasonably, on appeal or otherwise.

(d) Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained, and each such Key Regulatory Approval is in force and has not been rescinded or modified in any way to prevent or otherwise make illegal the consummation of the Arrangement.

(e) Illegality. No Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Agnico or Kirkland from completing the Arrangement.

(f) Listing of Consideration Shares. The Consideration Shares to be issued pursuant to the Arrangement have been conditionally approved or authorized for listing on the TSX and the NYSE (subject only to customary listing conditions).

(g) Exempt from U.S. Securities Act. The Consideration Shares and Agnico Replacement Options to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereunder.

(h) Governance Matters. The Parties shall have taken all actions required to be taken by them pursuant to Section 2.12 and to give effect to the governance matters set out in Schedule F with effect as of and from the Effective Time.

6.2 Additional Conditions Precedent to the Obligations of Agnico

Agnico is not required to complete the Arrangement unless each of the following conditions precedent is satisfied, which conditions are for the exclusive benefit of Agnico and may only be waived, in whole or in part, by Agnico in its sole discretion:

(a) Representations and Warranties. The representations and warranties of Kirkland set forth in: (i) Section 1 [Organization and Qualification], Section 2 [Corporate Authorization], Section 3 [Execution and Binding Obligation] and Section 5(a) [Non-Contravention of Constating Documents] of Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Kirkland set forth in Section 6 [Capitalization], Section 8 [Subsidiaries] and Section 39 [Brokers] of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time, as if made at and as of such time; and (iii) all other representations and warranties of Kirkland set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(a)(iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this Section 6.2(a)(iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Kirkland, and Kirkland has delivered a certificate confirming same to Agnico, executed by two senior officers of Kirkland (in each case on Kirkland's behalf and without personal liability) addressed to Agnico and dated the Effective Date.

(b) Performance of Covenants. Kirkland has fulfilled or complied in all material respects with each of the covenants of Kirkland contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Agnico, and has delivered a certificate confirming same to Agnico, executed by two senior officers of Kirkland (in each case on Kirkland's behalf and without personal liability) addressed to Agnico and dated the Effective Date.

(c) No Proceedings. There shall not be pending or threatened in writing any proceeding by any Governmental Entity or any other Person that the Agnico Board has determined in good faith, in consultation with its outside legal advisors, is reasonably likely to result in an imposition of material limitations on the ability of Agnico to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Kirkland Shares.

(d) Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect in respect of Kirkland and Kirkland has delivered a certificate confirming the same to Agnico, executed by two senior officers of Kirkland (in each case on Kirkland's behalf and without personal liability) addressed to Agnico and dated the Effective Date.

(e) Dissent Rights. Kirkland Shareholders shall have not validly exercised Dissent Rights in connection with the Arrangement with respect to more than 5% of the issued and outstanding Kirkland Shares.

(f) Kirkland Support and Voting Agreements. Agnico shall have received all of the Kirkland Support and Voting Agreements executed by the Kirkland Supporting Shareholders.

6.3 Additional Conditions Precedent to the Obligations of Kirkland

Kirkland is not required to complete the Arrangement unless each of the following conditions precedent is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of Kirkland and may only be waived, in whole or in part, by Kirkland in its sole discretion:

(a) Representations and Warranties. The representations and warranties of Agnico set forth in: (i) Section 1 [Organization and Qualification], Section 2 [Corporate Authorization], Section 3 [Execution and Binding Obligation] and Section 5(a) [Non-Contravention of Constating Documents] of Schedule E shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Agnico set forth in Section 6 [Capitalization], Section 8 [Subsidiaries] and Section 39 [Brokers] of Schedule E shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time, as if made at and as of such time; and (iii) all other representations and warranties of Agnico set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(a)(iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this Section 6.3(a)(iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Agnico, and Agnico has delivered a certificate confirming same to Kirkland, executed by two senior officers of Agnico (in each case on Agnico's behalf and without personal liability) addressed to Kirkland and dated the Effective Date.

(b) Performance of Covenants. Agnico has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Kirkland, and Agnico has delivered a certificate confirming same to Kirkland, executed by two senior officers of Agnico (in each case on Agnico's behalf and without personal liability) addressed to Kirkland and dated the Effective Date.

(c) Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect in respect of Agnico and Agnico has delivered a certificate confirming the same to Kirkland, executed by two senior officers of Agnico (in each case on Agnico's behalf and without personal liability) addressed to Kirkland and dated the Effective Date.

(d) Payment of Consideration. Agnico shall have complied with its obligations under Section 2.10 and the Depositary will have confirmed to Kirkland receipt from or on behalf of Agnico of the Consideration contemplated by Section 2.10.

(e) Agnico Support and Voting Agreements. Kirkland shall have received all of the Agnico Support and Voting Agreements executed by the Agnico Supporting Shareholders.

6.4 Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 will be conclusively deemed to have been satisfied, waived or released upon issuance of the Certificate of Arrangement by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Agnico and the Depositary, all Consideration Shares held in escrow by the Depositary pursuant to Section 2.10 shall be released from escrow when the Certificate of Arrangement is issued without any further act or formality required on the part of any Person.

ARTICLE 7
TERM AND TERMINATION

7.1 Term

This Agreement shall be effective from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2 Termination

(a) This Agreement may be terminated prior to the Effective Time by:

(i) mutual written agreement of the Parties;

(ii) either Party, if:

(A) Failure to Obtain Kirkland Shareholder Approval. The Kirkland Shareholder Approval is not obtained at the Kirkland Meeting in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Kirkland Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B) Failure to Obtain Agnico Shareholder Approval. The Agnico Shareholder Approval is not obtained at the Agnico Meeting in accordance with Law; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) if the failure to obtain such Agnico Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(C) Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under this Agreement; or

(D) Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final and non-appealable; provided that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under this Agreement (including Section 4.4); or

(iii) Kirkland, if:

(A) Breach of Representation or Warranty or Failure to Perform Covenants by Agnico. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Agnico under this Agreement occurs that would cause any condition in Section 6.3(a) [Agnico Representations and Warranties Condition] or Section 6.3(b) [Agnico Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with Section 4.10, on or prior to the Outside Date; provided that Kirkland is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions], 6.2(a) [Kirkland Representations and Warranties Condition] or 6.2(b) [Kirkland Covenants Condition] not to be satisfied; or

(B) Agnico Change in Recommendation. Prior to obtaining the Agnico Shareholder Approval: (1) the Agnico Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Agnico Board Recommendation in a manner adverse to Kirkland or publicly proposes or states its intention to do any of the foregoing; (2) the Agnico Board fails to publicly reaffirm (without qualification) the Agnico Board Recommendation within five Business Days after having been requested in writing by Kirkland, acting reasonably, to do so (or in the event that the Agnico Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Agnico Meeting); (3) the Agnico Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Agnico Meeting, if such date is sooner) after such Acquisition Proposal's public announcement (each of items (1) through (3), an "Agnico Change in Recommendation"); (4) Agnico or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement; or (5) Agnico wilfully breaches or breaches in any material respect Article 5.

(iv) Agnico, if:

(A) Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Kirkland under this Agreement occurs that would cause any condition in Section 6.2(a) [Kirkland Representations and Warranties Condition] or Section 6.2(b) [Kirkland Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with Section 4.10, on or prior to the Outside Date; provided that Agnico is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Condition], 6.3(a) [Agnico Representations and Warranties Condition] or 6.3(b) [Agnico Covenants Condition] not to be satisfied;

(B) Kirkland Change in Recommendation. Prior to obtaining the Kirkland Shareholder Approval: (1) the Kirkland Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Kirkland Board Recommendation in a manner adverse to Agnico or publicly proposes or states its intention to do any of the foregoing; (2) the Kirkland Board fails to publicly reaffirm (without qualification) the Kirkland Board Recommendation within five Business Days after having been requested in writing by Agnico, acting reasonably, to do so (or in the event that the Kirkland Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Kirkland Meeting); (3) the Kirkland Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Kirkland Meeting, if such date is sooner) after such Acquisition Proposal's public announcement (each of items (1) through (3), a "Kirkland Change in Recommendation"); (4) Kirkland or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement; or (5) Kirkland wilfully breaches or breaches in any material respect Article 5; or

(C) Dissent Rights. The condition set forth in Section 6.2(e) [Dissent Rights] is not capable of being satisfied by the Outside Date.

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written Notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

7.3 Effect of Termination and Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the occurrence of the Effective Time, this Section 7.3, Section 2.13, Section 4.7 and Section 4.8 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, Sections 8.2 through to and including Section 8.17 and the provisions of the Confidentiality Agreement shall survive in accordance with their terms. Notwithstanding anything in this Agreement to the contrary, except as provided in Section 8.2(h), no Party shall be relieved of any liability for any wilful, intentional or fraudulent breach by it of this Agreement.

ARTICLE 8
GENERAL PROVISIONS

8.1 Amendments

This Agreement and, subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Agnico Meeting and/or the Kirkland Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Agnico Shareholders, the Kirkland Shareholders or the holders of Kirkland Equity Awards, and any such amendment may, subject to the Interim Order, the Final Order, the Plan of Arrangement and Law, as applicable, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive or modify, in whole or in part, any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) waive or modify, in whole or in part, any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive or modify, in whole or in part, any mutual conditions contained in this Agreement.

8.2 Termination Amounts

(a) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if an Agnico Termination Amount Event or Kirkland Termination Amount Event occurs, Agnico or Kirkland, as applicable, shall pay the Termination Amount to the other Party (or as such other Party may direct by Notice in writing) in consideration for the disposition of the other Party's rights under this Agreement, in each case in accordance with Sections 8.2(b), 8.2(c) and 8.2(e), as applicable.

(b) For the purposes of this Agreement, "Kirkland Termination Amount Event" means the termination of this Agreement:

(i) by Agnico, pursuant to Section 7.2(a)(iv)(B) [Kirkland Change in Recommendation]; or

(ii) by Agnico, pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland] but only in the event of a termination due to a wilful or intentional breach or fraud by Kirkland, or by Agnico or Kirkland pursuant to Section 7.2(a)(ii)(A) [Failure to Obtain Kirkland Shareholder Approval], in each case, if:

(A) prior to such termination, any Acquisition Proposal in respect of Kirkland is publicly announced or otherwise publicly disclosed by any Person (other than Agnico or any of its Affiliates) or any Person (other than Agnico or any of its Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal in respect of Kirkland and such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least 10 Business Days prior to the Kirkland Meeting; and

(B) either (1) prior to such termination Kirkland or any of its Subsidiaries has accepted, approved or entered into a Permitted Acquisition Agreement (whether or not such Acquisition Proposal is later consummated) or (2) within 12 months following the date of such termination: (I) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated; or (II) Kirkland or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a Contract in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated whether or not within such 12 month period.

(c) For the purposes of this Agreement, "Agnico Termination Amount Event" means the termination of this Agreement:

(i) by Kirkland, pursuant to Section 7.2(a)(iii)(B) [Agnico Change in Recommendation]; or

(ii) by Kirkland, pursuant to Section 7.2(a)(iii)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Agnico] but only in the event of a termination due to a wilful or intentional breach or fraud by Agnico, or by Kirkland or Agnico pursuant to Section 7.2(a)(ii)(B) [Failure to Obtain Agnico Shareholder Approval], in each case, if:

(A) prior to such termination, any Acquisition Proposal in respect of Agnico is publicly announced or otherwise publicly disclosed by any Person (other than Kirkland or any of its Affiliates) or any Person (other than Kirkland or any of its Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal in respect of Agnico and such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least 10 Business Days prior to the Agnico Meeting; and

(B) either (1) prior to such termination Agnico or any of its Subsidiaries has accepted, approved or entered into a Permitted Acquisition Agreement (whether or not such Acquisition Proposal is later consummated) or (2) within 12 months following the date of such termination: (I) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated; or (II) Agnico or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a Contract in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated whether or not within such 12 month period.

(d) For purposes of Sections 8.2(b) and 8.2(c), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more".

(e) The Termination Amount shall be paid by Agnico or Kirkland, as applicable, by wire transfer of immediately available funds to an account designated by the other Party, as follows:

(i) if a Kirkland Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(b)(i) by Kirkland, within two Business Days of the occurrence of such Kirkland Termination Amount Event;

(ii) if a Kirkland Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(b)(ii) by Kirkland, on or prior to the earlier of (A) in the case of clause 8.2(b)(ii)(B)(1), within two Business Days of the termination of this Agreement and (B) in the case of clause 8.2(b)(ii)(B)(2), on the consummation of the Acquisition Proposal;

(iii) if a Agnico Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(c)(i) by Agnico, within two Business Days of the occurrence of such Agnico Termination Amount Event; and

(iv) if a Agnico Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(c)(ii) by Agnico, on or prior to the earlier of (A) in the case of clause 8.2(c)(ii)(B)(1), within two Business Days of the termination of this Agreement and (B) in the case of clause 8.2(c)(ii)(B)(2), on the consummation of the Acquisition Proposal.

(f) For greater certainty, in no event shall either Party be obligated to pay the Termination Amount on more than one occasion.

(g) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement. The Parties further acknowledge that the amounts set out in this Section 8.2 are in consideration for the disposition of the rights of such Party under this Agreement which are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

(h) Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party agrees that the payment of the Termination Amount in the manner provided in this Section 8.2 is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Termination Amount, neither Party shall be entitled to bring or maintain any claim, action or proceeding against the other Party or its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither Party nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the other Party or any of their respective Affiliates; provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by the Party or any of its Affiliates making such payments of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Amount). For greater certainty, should either Party have reason to terminate this Agreement but elect not to terminate this Agreement, such Party shall be free to pursue any and all remedies against the other Party, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling such Party to otherwise terminate this Agreement.

8.3 Expenses

(a) Except as provided in Sections 4.4(i), 4.9(c), 8.2, 8.3(b) and 8.3(c), all fees, costs and expenses incurred by a Party in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Parties incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such fees, costs and expenses, whether or not the Arrangement is completed.

(b) If this Agreement is terminated by either Agnico or Kirkland pursuant to Section 7.2(a)(ii)(A) [Failure to Obtain Kirkland Shareholder Approval] or by Agnico pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland], then Kirkland shall pay (or cause to be paid) to Agnico (or as Agnico may direct) an expense reimbursement payment of $20,000,000 by wire transfer in immediately available funds to an account designated by Agnico no later than two Business Days after the date of such termination; provided that in no event shall Kirkland be required to pay under Section 8.2, on the one hand, and this Section 8.3(b), on the other hand, in aggregate, an amount in excess of the Termination Amount.

(c) If this Agreement is terminated by either Agnico or Kirkland pursuant to Section 7.2(a)(ii)(B) [Failure to Obtain Agnico Shareholder Approval] or by Kirkland pursuant to Section 7.2(a)(iii)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Agnico], then Agnico shall pay (or cause to be paid) to Kirkland (or as Kirkland may direct) an expense reimbursement payment of $20,000,000 by wire transfer in immediately available funds to an account designated by Kirkland no later than two Business Days after the date of such termination; provided that in no event shall Agnico be required to pay under Section 8.2, on the one hand, and this Section 8.3(c), on the other hand, in aggregate, an amount in excess of the Termination Amount.

8.4 Notices

(a) Any notice, direction or other communication given pursuant to this Agreement (each a "Notice") must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (A) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (B) if sent by email (with confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(i) to Agnico, at:

Agnico Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
M5C 2Y7

Attention:  Chris Vollmershausen, Senior Vice President, Legal,
                           General Counsel & Secretary

Email: [Redacted - Personal Information]

with a copy to:

Davies Ward Phillips & Vineberg llp
155 Wellington Street West
Toronto, Ontario
M5V 3J7

Attention:  Patricia L. Olasker
Email:  [Redacted - Personal Information]

(ii) to Kirkland, at:

Kirkland Lake Gold Ltd.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, Ontario, M5J 2J1

Attention:  Jennifer Wagner, Executive Vice President
Corporate Affairs and Sustainability

Email: [Redacted - Personal Information]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, 40 King Street West
Toronto, Ontario
M5H 2C3

Attention:  Jamie Litchen
Email: [Redacted - Personal Information]

and with a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario
M5H  2T6

Attention: John Turner / Brad Freelan
Email: [Redacted - Personal Information]

(b) Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.5 Time of the Essence

Time is of the essence in this Agreement.

8.6 Equitable Remedies

Subject to Section 8.2(g), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. The Parties accordingly agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that: (i) each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement or the obligations of the Parties to consummate the Closing in accordance with the provisions of this Agreement, and to specifically enforce compliance with, or performance of, the terms of this Agreement against the other Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity; and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and, without such right, neither Agnico nor Kirkland would have entered into this Agreement.

8.7 Third Party Beneficiaries

(a) Except as provided in Section 4.7(b), which, without limiting its terms, are intended as stipulations for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 8.7 as the "Indemnified Persons"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite Section 8.7(a), the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Sections 4.7, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Parties confirm that they are acting as trustee on their behalf, and agrees to enforce such provision on their behalf.

(c) Subject to Section 8.1, the Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.9 Privacy

(a) Each Party shall comply with privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Neither Party shall disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by Law, use or disclose Transaction Personal Information:

(i) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(ii) which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(b) Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its Representatives to observe the terms of this Section 8.9 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

8.10 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between Agnico and Kirkland with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between Agnico and Kirkland. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between Agnico and Kirkland in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. Neither Agnico nor Kirkland has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. The Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms. To the extent that any provisions of the Confidentiality Agreement conflict with the terms of this Agreement, the terms of this Agreement shall prevail.

8.11 Successors and Assigns

(a) This Agreement becomes effective only when executed by Agnico and Kirkland. After that time, it will be binding upon and enure to the benefit of Agnico and Kirkland and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, which consent may not be unreasonably withheld, conditioned or delayed.

8.12 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.13 Governing Law

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement shall be conducted in the English language only.

8.14 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.15 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.16 No Personal Liability

No director or officer of Agnico or any of its Subsidiaries shall have any personal liability whatsoever to Kirkland under this Agreement or any other document delivered on behalf of Agnico under this Agreement. No director or officer of Kirkland or any of its Subsidiaries shall have any personal liability whatsoever to Agnico under this Agreement or any other document delivered on behalf of Kirkland or any of its Subsidiaries under this Agreement.

8.17 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.18 Counterparts

This Agreement and any document contemplated by or delivered under or in connection with this Agreement may be executed in any number of counterparts (including in electronic form or with electronic signatures), with the same effect as if all parties had executed and delivered the same Agreement or document, and all counterparts shall be construed together to be an original and will constitute one and the same Agreement or document. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF or similarly executed electronic copy of this Agreement, and such facsimile, PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

AGNICO EAGLE MINES LIMITED

by	"Sean Boyd"
Name: Sean Boyd
Title: Vice-Chairman & Chief Executive Officer

KIRKLAND LAKE GOLD LTD.

by	"Anthony Makuch"
Name: Anthony Makuch
Title: President and CEO

Signature Page – Merger Agreement

SCHEDULE A
PLAN OF ARRANGEMENT

(see attached)

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Merger Agreement and the following terms have the following meanings and grammatical variations of those terms have the corresponding meanings:

"Agnico" means Agnico Eagle Mines Limited and includes its successors and permitted assigns.

"Agnico Replacement Options" means the options to acquire Agnico Shares to be issued in exchange for Kirkland Options pursuant to this Plan of Arrangement.

"Agnico Shares" means the common shares in the capital of Agnico as constituted from time to time.

"Arrangement" means the arrangement of Kirkland under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Merger Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

"Arrangement Resolution" means the special resolution of the Kirkland Shareholders approving the Arrangement to be considered at the Kirkland Meeting, substantially in the form and content of Schedule B to the Merger Agreement.

"Articles of Arrangement" means the articles of arrangement of Kirkland in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Agnico and Kirkland, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"CDN" means CHESS Depositary Nominees Pty Limited, the entity that provides depositary services in respect of the Kirkland CDIs.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Consideration" means the consideration to be received by each Kirkland Shareholder pursuant to this Plan of Arrangement in respect of each Kirkland Share that is issued and outstanding immediately prior to the Effective Time, consisting of Consideration Shares equal to the Exchange Ratio.

"Consideration Shares" means the Agnico Shares to be issued to the Kirkland Shareholders pursuant to the Arrangement.

"Continuing Kirkland Director" means the directors of Kirkland who were selected by the Parties to be appointed as directors of Agnico as of the Effective Time pursuant to section 2.12 of the Merger Agreement.

"Continuing Kirkland DSU" means any Kirkland DSU held by a Continuing Kirkland Director.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"Depositary" means such Person as Agnico and Kirkland may appoint to act as depositary in relation to the Arrangement.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Rights" has the meaning set out in Section 4.1.

"Dissenting Shareholder" means a registered holder of Kirkland Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Kirkland Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Kirkland Shares.

"DRS Advice" has the meaning set out in Section 3.2.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Exchange Ratio" means 0.7935 of an Agnico Share for each Kirkland Share, subject to adjustment pursuant to section 2.11 of the Merger Agreement and Section 3.4 hereof.

"Fair Market Value" with reference to: (a) a Kirkland Share means the volume weighted average price for such Kirkland Share on the TSX for the five (5) trading days immediately prior to the Effective Date; and (b) an Agnico Share means the amount that is the Fair Market Value of a Kirkland Share multiplied by the Exchange Ratio.

"Final Order" means the final order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Agnico and Kirkland, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied on appeal; provided that any such amendment is acceptable to both Agnico and Kirkland, each acting reasonably.

"Governmental Entity" means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority or representative of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

"In-The-Money Amount" means, in respect of a stock option, the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of such option.

"Interim Order" means the interim order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, providing for, among other things, the calling and holding of the Kirkland Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Agnico and Kirkland, each acting reasonably.

"Kirkland" means Kirkland Lake Gold Ltd. and includes its successors and permitted assigns.

"Kirkland CDI" means a Kirkland CHESS Depositary Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in a Kirkland Share that is registered in the name of CDN.

"Kirkland CDI Holders" means the holders of outstanding Kirkland CDIs.

"Kirkland DSU Plan" means Kirkland's deferred share unit plan for non-employee directors, as described in the Kirkland Public Disclosure.

"Kirkland DSUs" means the outstanding deferred share units issued pursuant to the Kirkland DSU Plan.

"Kirkland Equity Awards" means the Kirkland Options, Kirkland DSUs, Kirkland PSUs and Kirkland RSUs.

"Kirkland Legacy Option Plans" means the omnibus incentive plan of Kirkland Lake Gold Inc. prior to its arrangement with Kirkland on November 30, 2016 and the option plan of St. Andrew Goldfields Ltd., each as described in the Kirkland Public Disclosure.

"Kirkland LTIP" means the long term incentive plan established by Kirkland on January 1, 2017, as amended on December 8, 2017 and May 29, 2020, as described in the Kirkland Public Disclosure.

"Kirkland Meeting" means the special meeting of Kirkland Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties in accordance with the terms of the Merger Agreement.

"Kirkland Optionholders" means the holders of Kirkland Options.

"Kirkland Options" means the outstanding options to purchase Kirkland Shares granted under or otherwise subject to the Kirkland Legacy Option Plans.

"Kirkland PSUs" means the outstanding performance share units issued pursuant to the Kirkland LTIP.

"Kirkland RSUs" means the outstanding restricted share units issued pursuant to the Kirkland LTIP.

"Kirkland Shareholders" means the registered or beneficial holders of the Kirkland Shares (including, for the avoidance of doubt, the Kirkland CDI Holders), as the context requires.

"Kirkland Shares" means common shares in the capital of Kirkland as currently constituted and including, for greater certainty, where applicable, any corresponding Kirkland CDIs.

"Law" or "Laws" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, by-law, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise, and which shall include, for greater certainty, Environmental Laws.

"Letter of Transmittal" means the letter of transmittal to be delivered by Kirkland to Kirkland Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, pledge, hypothec, assignment, charge, lien, security interest, adverse interest in property, title retention agreement, adverse claim or right, or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Market Price" at any date in respect of the Agnico Shares shall be, the volume weighted average trading price of such Agnico Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Agnico Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

"Market Value" means the volume weighted average trading price of the Agnico Shares calculated by dividing the total value by the total volume of the Agnico Shares on the TSX for the five consecutive trading days immediately prior to the date as of which Market Value is determined. If the Agnico Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Agnico Shares are listed and posted for trading as may be selected for such purpose by the Agnico Board. In the event that the Agnico Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

"Merger Agreement" means the merger agreement dated as of September 28, 2021 between Kirkland and Agnico, including all schedules attached thereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario).

"Parties" means Agnico and Kirkland, and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, limited liability company, organization, syndicate, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity) or any other entity, whether or not having legal status.

"Tax Act" means the Income Tax Act (Canada).

"TSX" means the Toronto Stock Exchange.

"U.S. Securities Act" means the United States Securities Act of 1933.

"U.S. Tax Code" means the United States Internal Revenue Code of 1986.

"U.S. Treasury Regulations" means the treasury regulations under the U.S. Tax Code.

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b) Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified. In the event that any amounts are required to be converted from a foreign currency to United States dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

(c) Gender and Number. Any words importing gender includes all genders, including the neuter gender. Words importing the singular number only include the plural and vice versa.

(d) Certain Phrases and References, etc.

(i) The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of."

(ii) Unless stated otherwise, "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

(e) Statutes. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded, unless stated otherwise.

(f) Date for Action and Computation of Time.

(i) If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(ii) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g) Time References. Time is of the essence in this Plan of Arrangement. References to days means calendar days, unless stated otherwise. References to time are to local time, Toronto, Ontario, unless stated otherwise.

ARTICLE 2
EFFECT OF ARRANGEMENT

2.1 Merger Agreement

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Merger Agreement and constitutes an arrangement as referred to in section 182 of the OBCA.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement, will become effective, and be binding on the Parties, the Kirkland Shareholders (including Dissenting Shareholders), all holders of Kirkland Equity Awards, the registrar and transfer agent of Kirkland, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

(a) each Kirkland Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to Kirkland for a debt claim against Kirkland (to be settled by Kirkland with its own available funds on hand and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico) for the amount therefor determined under Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland and such Kirkland Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder shall cease to be the holder of such Kirkland Share or to have any rights as a Kirkland Shareholder other than the right to be paid the fair value for such Kirkland Share as set out in Article 4;

(b) each Kirkland Share outstanding immediately prior to the Effective Time (other than any Kirkland Share held by a Dissenting Shareholder and any Kirkland Shares held by Agnico or any of its Affiliates) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to Agnico and, in consideration therefor, Agnico shall issue the Consideration for each Kirkland Share, subject to Section 3.3 and Article 5, and:

(i) the holders of such Kirkland Shares shall cease to be the holders of such Kirkland Shares and to have any rights as holders of such Kirkland Shares, other than the right to be paid the Consideration by Agnico in accordance with this Plan of Arrangement;

(ii) such holders' names shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland; and

(iii) Agnico shall be, and shall be deemed to be, the transferee of such Kirkland Shares, free and clear of all Liens, and shall be entered in the register of the Kirkland Shareholders maintained by or on behalf of Kirkland as the holder of such Kirkland Shares;

(c) simultaneously with the steps set out in Section 3.1(b):

(i) each Kirkland Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Agnico in exchange for an Agnico Replacement Option exercisable to purchase from Agnico the number of Agnico Shares equal to the product of (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Agnico Share on any particular exercise of Agnico Replacement Options, then the number of Agnico Shares otherwise issued shall be rounded down to the nearest whole number of Agnico Shares. The exercise price per Agnico Share subject to any such Agnico Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Agnico Replacement Options shall be rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an Agnico Replacement Option will be adjusted such that the In-The-Money Amount of the Agnico Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Kirkland Option immediately before the exchange. All terms and conditions of an Agnico Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Kirkland Option for which it was exchanged, and shall be governed by the terms of the applicable Kirkland Legacy Option Plan and any document evidencing a Kirkland Option shall thereafter evidence and be deemed to evidence such Agnico Replacement Option;

(ii) each Kirkland RSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland RSUs following the Effective Time, such Kirkland RSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number;

(iii) each Kirkland PSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland PSUs following the Effective Time, such Kirkland PSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number, provided that the "payout factor" (as provided for under the Kirkland LTIP) following the Effective Time shall be adjusted by the Kirkland Board consistent with the terms of the Kirkland LTIP and shall be not less than the payout factor that would otherwise have applied to such Kirkland PSUs under the Kirkland LTIP as of the close of markets on September 24, 2021;

(iv) each Continuing Kirkland DSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a Continuing Kirkland Director shall remain outstanding in accordance with the terms of the Kirkland DSU Plan and, upon the redemption or settlement of such Continuing Kirkland DSUs following the Effective Time, such Continuing Kirkland DSUs shall entitle the Continuing Kirkland Director to receive, pursuant to the terms of the Kirkland DSU Plan, a payment equal to the Market Value on the date of redemption or settlement of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Continuing Kirkland DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number; and

(v) each Kirkland DSU (whether vested or unvested), other than a Continuing Kirkland DSU, outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, transferred by such holder to Kirkland in exchange for a cash payment from Kirkland equal to the Fair Market Value immediately prior to the Effective Time (less any withholding or deduction on account of Taxes) and each such Kirkland DSU shall be immediately cancelled and (A) the holders of such Kirkland DSUs shall cease to be holders thereof and to have any rights as holders of such Kirkland DSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(c)(v), (B) such holders' names shall be removed from the register of Kirkland DSUs maintained by or on behalf of Kirkland, and (C) all agreements relating to the Kirkland DSUs (but excluding the Kirkland DSU Plan) shall be terminated and shall be of no further force and effect.

3.2 Post-Effective Time Procedures

Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Kirkland Shareholder together with, as applicable, certificates or a direct registration statement (DRS) advice (a "DRS Advice") representing Kirkland Shares and such other documents as the Depositary may reasonably require, Kirkland Shareholders shall be entitled to receive delivery of certificates or a DRS Advice representing the Consideration Shares and a cheque representing any cash in lieu of fractional Agnico Shares to which they are otherwise entitled pursuant to Section 3.1(a). All calculations and determinations by Agnico, Kirkland or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

3.3 No Fractional Shares

(a) No fractional Agnico Shares shall be issued to Kirkland Shareholders. The number of Agnico Shares to be issued to Kirkland Shareholders shall be rounded down to the nearest whole Agnico Share in the event that any Kirkland Shareholder is otherwise entitled to a fractional share representing less than a whole Agnico Share. In lieu of any such fractional Agnico Share, Agnico will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the volume weighted average trading price of one Agnico Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date.

(b) All Agnico Shares issued pursuant to this Plan of Arrangement shall be, and shall be deemed to be, validly issued and outstanding as fully paid and non-assessable shares.

3.4 Adjustment of Consideration

The Exchange Ratio, and any other dependent item set out in this Plan of Arrangement, shall be adjusted in the circumstances and in the manner described in section 2.11 of the Merger Agreement, except as may be otherwise agreed by the Parties.

3.5 U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Plan of Arrangement, is intended to be, and is hereby adopted as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat the Merger Agreement, together with this Plan of Arrangement, as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by Law.

3.6 U.S. Securities Law Matters

The Parties intend that this Plan of Arrangement be carried out such that, the issuance of the Consideration Shares to Kirkland Shareholders in exchange for the Kirkland Shares and the issuance of the Agnico Replacement Options to holders of Kirkland Options in exchange for such Kirkland Options upon completion of the Arrangement, pursuant to this Plan of Arrangement, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to similar exemptions under applicable U.S. state securities laws.

ARTICLE 4
DISSENT RIGHTS

4.1 Dissent Rights

Each registered Kirkland Shareholder may exercise dissent rights ("Dissent Rights") with respect to Kirkland Shares held by such Kirkland Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided, however, that the written notice setting forth the objection of such registered Kirkland Shareholder to the Arrangement Resolution must be received by Kirkland not later than 4:00 p.m. on the day that is two Business Days immediately preceding the date of the Kirkland Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Kirkland Shares held by them and in respect of which Dissent Rights have been validly exercised, to Kirkland, free and clear of all Liens, as provided in Section 3.1(a) and if they:

(a) are ultimately entitled to be paid fair value for their Kirkland Shares from Kirkland: (i) shall be deemed not to have participated in the transactions in respect of such Kirkland Shares in Article 3 (other than Section 3.1(a)); (ii) shall be entitled to be paid the fair value of such Kirkland Shares by Kirkland (with Kirkland funds and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Kirkland Shares; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their Kirkland Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non‐dissenting holder of Kirkland Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholders would have received pursuant to the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Kirkland Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall the Parties or any other Person be required to recognize any Dissenting Shareholder as a holder of Kirkland Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Kirkland Shareholders maintained by or on behalf of Kirkland as to those Kirkland Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions in the Interim Order and under section 185 of the OBCA, for greater certainty, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of Kirkland Equity Awards; (ii) any Person (including any beneficial owner of Kirkland Shares) who is not a registered holder of Kirkland Shares; and (iii) any Kirkland Shareholder who votes or has instructed a proxyholder to vote its Kirkland Shares in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1 Payment of Consideration

(a) Following the receipt of the Final Order and on the day immediately prior to the Effective Date, prior to the filing by Kirkland of the Articles of Arrangement with the Director, Agnico shall deposit in escrow with the Depositary sufficient Consideration Shares (and any treasury directions addressed to Agnico's transfer agent as may be necessary) and the requisite cash in lieu of fractional Agnico Shares to satisfy the aggregate Consideration payable to Kirkland Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with this Plan of Arrangement, which Consideration Shares and cash shall be held by the Depositary as agent and nominee for such Kirkland Shareholders for delivery to such Kirkland Shareholders in accordance with the provisions of this Article 5.

(b) As soon as practicable after the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or a DRS Advice that immediately before the Effective Time represented one or more outstanding Kirkland Shares that were transferred under Section 3.1(b), together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS Advice representing the Consideration Shares and a cheque representing any cash in lieu of fractional Agnico Shares that such holder thereof is entitled to receive in accordance with Section 3.1(b), less any amounts withheld pursuant to Section 5.5.

(c) After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Kirkland Shares (other than any Kirkland Share held by a Dissenting Shareholder and Kirkland Shares held by Agnico or any of its Affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or a DRS Advice representing Consideration Shares and payment of any cash in lieu of fractional Agnico Shares, less any amounts withheld pursuant to Section 5.5.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Kirkland Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration and any cash in lieu of fractional Agnico Shares to which such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration and cash in lieu of fractional Agnico Shares, if any, is to be delivered shall, as a condition precedent to the delivery of such Consideration and cash in lieu of fractional Agnico Shares, if any, give a bond satisfactory to Agnico and the Depositary, each acting reasonably, in such amount as Agnico may direct, or otherwise indemnify Agnico, Kirkland and the Depositary in a manner satisfactory to Agnico, Kirkland and the Depositary, each acting reasonably, against any claim that may be made against a Party or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Extinction of Rights

If (a) any former Kirkland Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former Kirkland Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, or (b) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement has not been deposited or has been returned to the Depositary or otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Date, then on the third anniversary of the Effective Date (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Agnico or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, (ii) any certificate, DRS Advice or other documentation representing Kirkland Shares formerly held by such former holder shall cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and will be cancelled, (iii) any payment made by way of cheque and any other right or claim to payment hereunder that remains outstanding will cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and shall be paid over by the Depositary to Agnico or as directed by Agnico, and (iv) the Consideration Shares which such former Kirkland Shareholder was entitled to receive shall be automatically transferred to Agnico and the certificates, documents or other instruments representing such Consideration Shares shall be delivered by the Depositary to Agnico for cancellation and the interest of such former Kirkland Shareholder in such Consideration Shares shall be terminated. None of the Parties, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Agnico or Kirkland or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Agnico Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Kirkland Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2, as applicable. Subject to Law and Sections 5.3 and 5.5, at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is entitled pursuant to the Plan of Arrangement, be delivered to such holder, without interest, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Agnico Shares.

5.5 Withholding Rights

(a) Agnico, Kirkland, the Depositary and any other Person that makes a payment under this Plan of Arrangement, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement, including Kirkland Shareholders exercising Dissent Rights, and from all dividends, distributions or other amounts otherwise payable to any former Kirkland Shareholders or holders of Kirkland Equity Awards, such Taxes or other amounts as Agnico, Kirkland, the Depositary or such other Persons are or may be required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

(b) Each of Agnico, Kirkland, the Depositary or any other Person that makes a payment under this Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a Person, such portion of any Consideration Shares or other security otherwise deliverable to such Person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to Agnico, Kirkland, the Depositary or such other Person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under Section 5.5(a), and Agnico, Kirkland, the Depositary or such other Person, as applicable, shall notify such Person and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person. None of Agnico, Kirkland, the Depositary or any other Person will be liable for any loss arising out of any sale under this Section 5.5.

5.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7 Illegality of Delivery of Consideration Shares

Notwithstanding any other provision of this Plan of Arrangement, if it appears to Agnico that it would be contrary to Law to issue Consideration Shares pursuant to the Arrangement to any Kirkland Shareholder that is not a resident in Canada or the United States, respectively, the Consideration Shares that otherwise would be issued to that Person may be issued by Agnico to the Depositary or another nominee appointed by Agnico acting as agent for that Person. The Consideration Shares so issued to the Depositary or such nominee, as applicable, will be sold on behalf of that Person as soon as practicable after the Effective Date in the normal course of trading on the TSX and/or the NYSE, on such dates and at such prices as the Depositary or the nominee, as applicable, determines in its sole discretion as agent for such Person. Each such Person shall be entitled to receive a pro rata share of the proceeds of sale (after withholding or deducting any applicable Taxes) of such Consideration Shares on the basis of each such Person's  Consideration Shares held by the Depositary or nominee on behalf of such Person and in full satisfaction of such Person's  Consideration Shares held by the Depositary or nominee on behalf of such Person. The net proceeds of such sale will be remitted to such Person in the same manner as any other cash payments pursuant to this Article 5. None of Agnico, Kirkland, the Depositary or any other Person will be liable for any loss arising out of or in connection with any such sales. For all tax purposes, such Person shall be treated as receiving such Consideration Shares on the Effective Date and then selling such Consideration Shares on the TSX and/or NYSE after the Effective Date.

5.8 Interest

Under no circumstances shall interest accrue or be paid by Agnico, Kirkland, the Depositary or any other Person to Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Kirkland Shares, or former holders of Kirkland Equity Awards, regardless of any delay in making any payment contemplated hereunder.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Agnico and Kirkland may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Agnico and Kirkland, each acting reasonably, (iii) filed with the Court and, if made following the Kirkland Meeting, approved by the Court, and (iv) communicated to Kirkland Shareholders if and as required by the Court.

(b) Any amendment, modification and/or supplement to this Plan of Arrangement, if approved by Agnico and Kirkland, each acting reasonably, may be proposed by Agnico or Kirkland at any time prior to the Kirkland Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Kirkland Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Kirkland Meeting shall be effective only if (i) it is consented to in writing by the Parties, each acting reasonably, and (ii) if required by the Court, it is consented to by some or all of the Kirkland Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Agnico provided that it concerns a matter which, in the reasonable opinion of Agnico, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Kirkland Shares or Kirkland Equity Awards.

(e) Notwithstanding anything in this Plan of Arrangement or the Merger Agreement, Agnico and Kirkland shall be entitled at any time prior to or following the Kirkland Meeting or the Agnico Meeting to modify this Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Merger Agreement without any prior notice or communication or approval of the Court, the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards, provided such modifications are not adverse to the financial or economic interests of the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards entitled to receive the applicable consideration under Section 3.1.

ARTICLE 7
TERMINATION

7.1 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Merger Agreement. Upon the termination of this Plan of Arrangement pursuant to section 7.2 of the Merger Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Merger Agreement.

ARTICLE 8
FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Agnico and Kirkland will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

8.2 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Kirkland Shares and Kirkland Equity Awards issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Kirkland Shareholders, holders of Kirkland Equity Awards, Kirkland, Agnico, the Depositary and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Kirkland Shares and Kirkland Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

1. The arrangement (as it may be modified, supplemented or amended, the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") of Kirkland Lake Gold Ltd. (the "Company"), pursuant to the merger agreement between the Company and Agnico Eagle Mines Limited ("Agnico") dated September 28, 2021, as it has been or may be modified, supplemented or amended from time to time in accordance with its terms (the "Merger Agreement"), as more particularly described and set forth in the joint management information circular of the Company and Agnico dated •, 2021 (as modified, supplemented or amended from time to time in accordance with the Merger Agreement, the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2. The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Merger Agreement and its terms (the "Plan of Arrangement"), the full text of which is set out as Appendix • to the Circular, is hereby authorized, approved and adopted.

3. The: (i) Merger Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Merger Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Merger Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4. The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the "Company Shareholders") or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Merger Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and (ii) subject to the terms of the Merger Agreement, not to proceed with the Arrangement and any related transactions.

6. Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Merger Agreement.

7. Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

B-1

SCHEDULE C
AGNICO RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Agnico Eagle Mines Limited ("Agnico") is hereby authorized and directed to issue up to ♦ common shares in the capital of Agnico (the "Consideration Shares") in connection with the acquisition of all of the issued and to be issued common shares of Kirkland Lake Gold Ltd. ("Kirkland") pursuant to a plan of arrangement (the "Plan of Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "Arrangement") in accordance with a merger agreement between Agnico and Kirkland dated September 28, 2021, as it may be amended, supplemented or otherwise modified from time to time (the "Merger Agreement"), all as more particularly described and set forth in the joint management information circular dated ♦, 2021, as it may be amended, supplemented or otherwise modified from time to time (the "Circular"), such number of Consideration Shares consisting of: (i) up to ♦ Consideration Shares issuable to shareholders of Kirkland pursuant to the Plan of Arrangement; (ii) up to ♦ Consideration Shares issuable upon the exercise of Agnico replacement options to be issued in exchange for Kirkland options and upon the exercise, settlement or redemption of the Kirkland restricted share unit and performance share unit awards to be assumed by Agnico pursuant to the Arrangement; and (iii) an additional ♦ Consideration Shares to account for clerical and administrative matters, including to settle fractional entitlements to Consideration Shares under the Arrangement.

2. The Consideration Shares will be, when issued, validly issued as fully paid and non-assessable common shares in the capital of Agnico and, at or following the effective time of the Arrangement, the registrar and transfer agent of the common shares of Agnico from time to time is hereby authorized and directed upon receipt of a direction from any one director or officer of Agnico to countersign and deliver certificates, or other evidence of issuance, in respect of the Consideration Shares.

3. Notwithstanding that this resolution has been duly passed by the holders of common shares of Agnico (the "Agnico Shareholders") or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Agnico are hereby authorized and empowered, at their discretion, at any time prior to the effective time of the Arrangement and without any further notice to or approval of the Agnico Shareholders, to: (i) amend, supplement or modify the Merger Agreement or the Plan of Arrangement to the extent permitted by the Merger Agreement and the Plan of Arrangement, as applicable; (ii) revoke this resolution, in whole or in part, and not give effect to this resolution; (iii) increase the number of Consideration Shares issuable in connection with the Arrangement, subject to the limitations imposed by the Toronto Stock Exchange; and/or (iv) subject to the terms of the Merger Agreement, not to proceed with the Arrangement and any related transactions.

4. Any one director or officer of Agnico is hereby authorized and directed, for and on behalf and in the name of Agnico, to execute or cause to be executed and to deliver or cause to be delivered, whether under corporate seal of Agnico or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument or the doing of any such other act or thing.

C-1

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF KIRKLAND

1. Organization and Qualification. Kirkland and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Kirkland and each of its Subsidiaries is duly registered or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except as to the extent that any failure of Kirkland or any of its Subsidiaries to be so qualified, licenced or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Kirkland. Copies of the Constating Documents of Kirkland have been made available to Agnico in the Kirkland Data Room and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

2. Corporate Authorization. Kirkland has the requisite corporate power and authority to enter into this Agreement and the Agnico Support and Voting Agreements and, subject to obtaining the Interim Order, the Final Order and the Kirkland Shareholder Approval, to perform its obligations hereunder and thereunder. The execution, delivery and performance by Kirkland of its obligations under this Agreement and the Agnico Support and Voting Agreements and the completion of the Arrangement and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Kirkland and no other corporate proceedings on the part of Kirkland are necessary to authorize this Agreement, the Agnico Support and Voting Agreements or the completion of the Arrangement and the other transactions contemplated hereby and thereby other than obtaining the Interim Order, the Final Order, the approval of the Kirkland Board of the Joint Circular and other matters relating thereto, the Kirkland Shareholder Approval in the manner required by the Interim Order and Law and the filing of the Articles of Arrangement with the Director.

3. Execution and Binding Obligation. This Agreement and the Agnico Support and Voting Agreements have been duly executed and delivered by Kirkland, and constitute legal, valid and binding agreements of Kirkland enforceable against it in accordance with their terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4. Governmental Authorization. The execution, delivery and performance by Kirkland of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Kirkland or by any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Director under the OBCA; (d) the Key Regulatory Approvals and any other Regulatory Approval identified in accordance with this Agreement; (e) such filings with the applicable Securities Authorities and such filings and approvals required by the applicable rules and policies of the Exchanges; and (f) Authorizations, actions, filings or notifications, the absence of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Kirkland.

5. Non-Contravention. The authorization, execution and delivery by Kirkland of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(a) contravene, conflict with, or result in any violation or breach of Kirkland's Constating Documents or the organizational documents of any of its Subsidiaries;

(b) assuming compliance with the matters referred to in Section 4 of this Schedule D, contravene, conflict with or result in a violation or breach of any Law applicable to Kirkland or any of its Subsidiaries, or any Kirkland Asset;

(c) except as disclosed in Schedule 5(c) of the Kirkland Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Kirkland or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which Kirkland or any of its Subsidiaries is a party or by which Kirkland or any of its Subsidiaries is bound; or

(d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Kirkland Assets,

except, in the case of each of (b), (c), and (d), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Kirkland.

6. Capitalization.

(a) The authorized capital of Kirkland consists of an unlimited number of Kirkland Shares and an unlimited number of Kirkland Preferred Shares issuable in series. As of the date of this Agreement, there are: (i) 263,796,770 Kirkland Shares issued and outstanding (other than any repurchases of the Kirkland Shares under Kirkland's normal course issuer bid prior to the date hereof that have not yet settled); (ii) an aggregate of up to 1,029,545 Kirkland Shares issuable upon the exercise or settlement, as applicable, of the Kirkland Equity Awards; and (iii) no Kirkland Preferred Shares issued and outstanding.

(b) Schedule 6(b) of the Kirkland Disclosure Letter sets forth, as of the close of business on the Business Day prior to the date of this Agreement: (i) the names and holdings of each Person who holds Kirkland Equity Awards and the number of such Kirkland Equity Awards; (ii) the exercise price, reference price or grant value, as applicable, of such Kirkland Equity Awards; (iii) the date of grant, expiration date, vesting dates and vested amounts, where applicable, of such Kirkland Equity Awards; and (iv) the aggregate amount payable to the holders of the Kirkland Equity Awards applying the methodology set forth in the Plan of Arrangement.

(c) All outstanding Kirkland Shares have been duly authorized and validly issued as fully paid and non-assessable shares of Kirkland and all Kirkland Shares issuable upon the exercise, vesting of rights under, or settlement of the Kirkland Equity Awards have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable shares of Kirkland and will not be issued in violation of any pre-emptive or similar rights. All outstanding Kirkland Shares, Kirkland Equity Awards and other securities of Kirkland have been issued or granted in material compliance with all Laws and any pre-emptive or similar rights applicable to them.

(d) Except in connection with the Kirkland Equity Awards or as described in Schedule 6(d) of the Kirkland Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind (including any shareholder rights plan or poison pill) that obligate Kirkland or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of Kirkland or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of Kirkland or of any of its Subsidiaries.

(e) There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with Kirkland Shareholders on any matter.

(f) Other than in connection with Kirkland's normal course issuer bid (and the automatic share purchase plan entered into by Kirkland in connection therewith), there are no issued, outstanding or authorized obligations on the part of Kirkland or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of Kirkland or any of its Subsidiaries, or qualify securities for public distribution in Australia, Canada, the United States of America or elsewhere, or with respect to the voting or disposition of any securities of Kirkland.

7. Shareholder and Similar Agreements. Other than the Kirkland Support and Voting Agreements, neither Kirkland nor any of its Subsidiaries is a party to or aware of any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of Kirkland or any of its Subsidiaries. To the knowledge of Kirkland, as of the date of this Agreement, other than the Kirkland Support and Voting Agreements, there are no irrevocable proxies or voting Contracts, agreements or understanding with respect to any securities issued by Kirkland or any of its Subsidiaries.

8. Subsidiaries.

(a) The following information with respect to each Subsidiary of Kirkland is completely and accurately set out in Schedule 8(a) of the Kirkland Disclosure Letter in all material respects: (i) its name and jurisdiction of incorporation, organization, formation, or governance; and (ii) the percentage of the outstanding capital owned directly or indirectly by Kirkland.

(b) Except as disclosed in Schedule 8(b) of the Kirkland Disclosure Letter, Kirkland is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, other than Permitted Liens, all such shares or other equity interests so owned by Kirkland have been validly issued and are fully paid, if such entity is a corporation, are non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights. Except for the shares or other equity interests owned by Kirkland or by any of its Subsidiaries, directly or indirectly, in any Subsidiary of Kirkland, or as disclosed in Schedule 8(b) of the Kirkland Disclosure Letter, neither Kirkland nor any of its Subsidiaries is the registered or beneficial owner of any equity interest of any kind in any other Person.

(c) Copies of the Constating Documents of each of Kirkland's Subsidiaries have been made available to Agnico and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

9. Securities Law and Stock Exchange Matters.

(a) Kirkland is a "reporting issuer" or equivalent thereof and not on the list of reporting issuers in default under applicable Canadian Securities Laws in, other than Québec, each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any Canadian Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Kirkland and, to the knowledge of Kirkland, no inquiry or investigation of any Securities Authority, is pending, in effect or ongoing or threatened. The Kirkland Shares are listed on the Exchanges and trading of the Kirkland Shares is not currently halted or suspended. As of the date of this Agreement, Kirkland has not taken any action to cease to be a reporting issuer in any province of Canada in which it is a reporting issuer.

(b) The documents comprising the Kirkland Public Disclosure comply as filed or furnished in all material respects with the requirements of applicable Securities Laws and where applicable, the rules, policies and requirements of the Exchanges. All such documents comprising the Kirkland Public Disclosure, as of their respective dates (and the dates of any amendments thereto) did not contain any Misrepresentation. Kirkland has, since January 1, 2019, complied and is in compliance with applicable Securities Laws and the rules, policies and requirements of the Exchanges in all material respects. Kirkland has, since January 1, 2019, timely filed all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and where applicable, the rules, policies and requirements of the Exchanges.

(c) Kirkland has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1 and is not withholding any material information from public disclosure in reliance on ASX Listing Rule 3.1A (other than the information in relation to the transactions contemplated by this Agreement).

(d) There has been no change in a material fact or a material change in any of the information contained in the Kirkland Public Disclosure, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Kirkland Public Disclosure. Kirkland has not filed any confidential material change report with any Governmental Entity which at the date of this Agreement remains confidential or any other confidential filings filed under applicable Securities Laws. There are no outstanding or unresolved comments in comments letters from any Governmental Entity with respect to any of the Kirkland Public Disclosure and, to the knowledge of Kirkland, neither Kirkland nor any of the Kirkland Public Disclosure is the subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

10. U.S. Securities Law Matters.

(a) The Kirkland Shares are registered under section 12(b) of the U.S. Exchange Act and Kirkland is in material compliance with its reporting obligation as a "foreign private issuer", as defined in Rule 3b-4 under the U.S. Exchange Act.

(b) Other than the Kirkland Shares, Kirkland does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is Kirkland subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(c) Kirkland is not an investment company registered or required to be registered as an investment company under the U.S. Investment Act.

(d) Kirkland is not, and on the Effective Date will not be, a "shell company" (as defined in Rule 405 under the U.S. Securities Act).

11. Financial Statements.

(a) Kirkland's audited consolidated financial statements (including any of the notes or schedules thereto, the auditors' report thereon and related management's discussion and analysis) as at and for the fiscal years ended December 31, 2020 and 2019 and the unaudited consolidated interim financial statements (including any of the notes or schedules thereto and related management's discussion and analysis) as at June 30, 2021, in each case, filed as part of the Kirkland Public Disclosure were prepared in accordance with IFRS and fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of Kirkland and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of Kirkland and its Subsidiaries for the respective periods covered by such financial statements and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Kirkland and its Subsidiaries (except (i) as may be expressly indicated in the notes to such financial statements or (ii) in the case of unaudited interim statements, may be subject to normal period end adjustments and may omit notes which are not requirement by Law in the unaudited statements).

(b) Except as disclosed in Schedule 11(b) of the Kirkland Disclosure Letter, there are no, nor are there any commitments to become a party to, any material off-balance sheet transactions of Kirkland or of any of its Subsidiaries with unconsolidated entities or other Persons. Since December 31, 2019, Kirkland has not effected any material change in its accounting methods, principles or practices, except as otherwise set out in Kirkland's financial statements, including the notes thereto.

(c) The financial books, records and accounts of Kirkland and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Kirkland and its Subsidiaries; and (iv) accurately and fairly reflect the basis of Kirkland's financial statements.

12. Disclosure Controls and Internal Control over Financial Reporting.

(a) Kirkland has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to provide reasonable assurance that information required to be disclosed by Kirkland in its annual filings, interim filings or other reports filed or submitted by it under Laws is recorded, processed, summarized and reported within the time periods specified by such Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Kirkland in its annual filings, interim filings or other reports filed or submitted under Laws are accumulated and communicated to Kirkland's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Kirkland has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of Kirkland's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of Kirkland, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting that are reasonably likely to adversely affect the ability of Kirkland to record, process, summarize and report financial information, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Kirkland. To the knowledge of Kirkland, none of Kirkland, any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters of Kirkland or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Kirkland or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters, which has not been resolved to the satisfaction of the audit committee of the Kirkland Board.

13. Auditors. The auditors of Kirkland are independent public accountants as required by Laws and there is not now, and in the last five years there has not been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) with the present or any former auditors of Kirkland.

14. No Undisclosed Liabilities. Except as disclosed in Schedule 14 of the Kirkland Disclosure Letter, There are no material liabilities or obligations of Kirkland or of any of its Subsidiaries of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IRFS whether or not accrued, absolute, contingent, determined, determinable or otherwise, that are not so set forth and there is no existing condition, situation or set of circumstances that could be expected to result in such a liability or obligation, other than liabilities or obligations: (a) disclosed in the audited consolidated financial statements of Kirkland as at and for the fiscal years ended December 31, 2020 and 2019 (including any notes or schedules thereto and related management's discussions and analysis) or the unaudited consolidated interim financial statements as at June 30, 2021; (b) incurred in the Ordinary Course since June 30, 2021; or (c) incurred in connection with this Agreement.

15. Absence of Certain Changes or Events. Since January 1, 2020 to the date of this Agreement, other than the transactions contemplated in this Agreement or as publicly disclosed in the Kirkland Public Disclosure:

(a) the business of Kirkland and of each of its Subsidiaries has been conducted in the Ordinary Course;

(b) there has not occurred any change, event, occurrence, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of Kirkland;

(c) there has not been any acquisition or sale by Kirkland of any of its Subsidiaries of any material Kirkland Asset;

(d) Kirkland has not declared or paid any dividends or made any other distributions on any of the Kirkland Shares;

(e) other than in the Ordinary Course, there has not been any material increase or modification of the compensation payable to or to become payable by Kirkland or any of its Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of Kirkland Equity Awards) to, for or with any of such directors, officers employees or consultants; and

(f) other than as disclosed in Schedule 15(f) of the Kirkland Disclosure Letter, neither Kirkland nor any of its Subsidiaries has adopted any, or materially amended any, collective bargaining agreement, bonus, pension profit sharing, stock purchase, stock option or other benefit plan.

16. Transactions with Directors, Officers, Employees, etc. Neither Kirkland nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Kirkland, any of its Subsidiaries or any of their respective Affiliates (except for amounts due in the Ordinary Course as salaries, bonuses, director's fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). Other than as disclosed in Schedule 16 of the Kirkland Disclosure Letter, there are no Contracts (other than in employment arrangements, independent contractor or consulting arrangements and the Kirkland Support and Voting Agreements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of Kirkland, any of its Subsidiaries or any of their respective Affiliates.

17. No "Collateral Benefit". To the knowledge of Kirkland, no related party of Kirkland (within the meaning of MI 61-101), together with its associated entities, that beneficially owns or exercises control or direction over 1.0% or more of the outstanding Kirkland Shares will receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

18. Compliance with Laws. Except as disclosed in Schedule 18 of the Kirkland Disclosure Letter, Kirkland and each of its Subsidiaries has complied with and is in compliance with Law and neither Kirkland nor any of its Subsidiaries is, to the knowledge of Kirkland, under any investigation with respect to, has been charged or to the knowledge of Kirkland threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity; except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Kirkland.

19. Authorizations.

(a) Kirkland and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of Kirkland and each of its Subsidiaries as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Kirkland.

(b) Kirkland or its Subsidiaries, as applicable: (i) lawfully hold, own or use, and have complied with, all Authorizations, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Kirkland; (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Kirkland; (iii) to the knowledge of Kirkland, there are no facts, events or circumstances that with notice, lapse of time or both may reasonably be expected to result in a failure to obtain, renew or to be in compliance with all material Authorizations as are necessary to conduct the business of Kirkland or the Subsidiaries as presently conducted; and (iv) to the knowledge of Kirkland, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any such Authorization, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Kirkland.

(c) To the knowledge of Kirkland, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of Kirkland or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be have a material adverse impact in respect of Kirkland.

(d) Each of the material Authorizations owned or possessed by Kirkland or any of its Subsidiaries has been disclosed to Agnico in the Kirkland Data Room.

20. Material Contracts.

(a) Schedule 20 of the Kirkland Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement.

(b) True and complete copies of the Material Contracts of Kirkland and its Subsidiaries have been disclosed in the Kirkland Data Room; provided that, where such Material Contract includes competitively or commercially sensitive information, Kirkland has disclosed in the Kirkland Data Room a redacted version of such Material Contract that removes the competitively or commercially sensitive information and also provided a complete, non-redacted version of such Material Contract to Agnico's external legal counsel on an external legal counsel-only basis.

(c) Except as disclosed in Schedule 20(c) of the Kirkland Disclosure Letter:

(i) each Material Contract of Kirkland and its Subsidiaries is legal, valid, binding and in full force and effect and is enforceable by Kirkland or a Subsidiary of Kirkland as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction);

(ii) Kirkland and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts of Kirkland and its Subsidiaries and neither Kirkland nor any of its Subsidiaries is in material breach or default under any such Material Contract, has waived any material right thereunder, nor does Kirkland have knowledge of any condition that with the giving of notice, lapse of time or both, would result in such a breach or default;

(iii) none of Kirkland or any of its Subsidiaries has received any written notice, or has knowledge of any other notice (whether written or oral), of any material breach or default under nor, to the knowledge of Kirkland, does there exist any condition that with the giving of notice, lapse of time or both, would result in such a material breach or default under any such Material Contract by any other party to a Material Contract;

(iv) none of Kirkland or any of its Subsidiaries has received any written notice, or has knowledge of any other notice (whether written or oral), that any party to a Material Contract of Kirkland or any of its Subsidiaries intends to cancel, terminate or otherwise materially modify or not renew its relationship with Kirkland or any of its Subsidiaries and, to the knowledge of Kirkland, no such action has been threatened;

(v) no approval or consent of any Person is needed in order that the Material Contracts of Kirkland and its Subsidiaries continue in full force and effect following completion of the transactions contemplated by this Agreement and neither Kirkland or any of its Subsidiaries is a party to any Contract that contains any non-competition obligation, non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to or otherwise restricts in any material way the business of or the acquisition or operation of properties or assets by Kirkland or any of its Subsidiaries; and

(vi) no Material Contract of Kirkland or any of its Subsidiaries is subject to any termination fees, cancellation costs or other similar penalties that would be or become payable by Kirkland or any of its Subsidiaries upon termination of such Material Contract following a change of control of Kirkland or upon completion of the Arrangement and the other transactions contemplated by the Agreement.

21. Property.

(a) Except as set out in Schedule 21 of the Kirkland Disclosure Letter, Kirkland and its Subsidiaries:

(i) have good and valid title to all their material real properties, including fee simple estate of and in real property, leases, rights of occupation, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Kirkland or its Subsidiaries, as applicable, necessary to permit the operation of Kirkland's business as presently owned and conducted in all material respects (collectively, "Kirkland Real Properties"), free and clear of all Liens (other than Permitted Liens and except as disclosed in the Kirkland Public Disclosure);

(ii) hold and have good and sufficient title to all concessions, claims (patented or unpatented), leases, licenses, permits, access rights, surface rights, mineral rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on their properties (collectively, the "Kirkland Mineral Rights"), free and clear of any Liens (other than Permitted Liens and except as disclosed in the Kirkland Public Disclosure);

(iii) have the exclusive right to deal with the Kirkland Real Properties and material Kirkland Mineral Rights and no other Person has a right to acquire any right in the Kirkland Real Properties or any Kirkland Mineral Rights, including by way of a back-in right, earn-in right, right of first refusal, royalty right or similar provision which would materially affect Kirkland's or any of its Subsidiaries' interests in the Kirkland Real Properties, the Kirkland Mineral Rights or the Authorizations relating to the Kirkland Real Properties; and

(iv) have good and valid title to all other material properties and material assets reflected in the audited consolidated financial statements of Kirkland as at and for the fiscal years ended December 31, 2020 and 2019 or the unaudited consolidated interim financial statements as at June 30, 2021, free and clear of all Liens (other than Permitted Liens), or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Kirkland or any of its Subsidiaries.

(b) The Kirkland Data Room together with the Kirkland Public Disclosure discloses and accurately describes in all material respects the interests of Kirkland and its Subsidiaries in each of the material Kirkland Mineral Rights relating to the Kirkland Real Properties.

(c) The Kirkland Mineral Rights are the only material concessions, claims, leases, licenses, permits, access rights, surface rights, mineral rights, Authorizations or other rights or interests that are required to conduct the activities of Kirkland or its Subsidiaries as presently conducted and, other than the Kirkland Real Properties and the material Kirkland Mineral Rights, there are no other material real or immoveable property in respect of which Kirkland or any of its Subsidiaries has any interest.

(d) None of Kirkland or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Kirkland Real Properties, the Kirkland Mineral Rights or any other material Kirkland Assets to which Kirkland or any of its Subsidiaries is a party or by or to which Kirkland or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, to have a material adverse impact in respect of Kirkland.

(e) Kirkland and its Subsidiaries are in good standing under all, and are not in default under any, and there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Kirkland Real Properties, the Kirkland Mineral Rights and the other material Kirkland Assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Kirkland, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, in each case, except to the extent that such defaults have not had and would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Kirkland.

(f) No Kirkland Real Property, material Kirkland Mineral Right or material Kirkland Asset has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Kirkland, is there any intent or proposal to give any such notice or to commence any such proceeding.

(g) All work and activities carried out on the Kirkland Real Properties or the Kirkland Mineral Rights by Kirkland or its Subsidiaries or, to the knowledge of Kirkland, by any other Person appointed by Kirkland or any of its Subsidiaries have been carried out in all material respects in compliance with all Laws, and neither Kirkland nor any of its Subsidiaries, nor, to the knowledge of Kirkland, any other Person, has received any written notice or, to the knowledge of Kirkland, oral notice of any material breach of any such Laws, except as would not, in each case, reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Kirkland.

(h) None of the Kirkland Real Properties, and none of the properties in respect of which there are Kirkland Mineral Rights, constitute national security land within the meaning of the Foreign Acquisitions and Takeovers Act 1975 (Cth) and its associated regulations.

(i) All Taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Kirkland Real Properties or Kirkland Mineral Rights have been made by Kirkland or its Subsidiary in respect of the Kirkland Real Properties, except as would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Kirkland.

(j) Except as set out in Schedule 21(j) of the Kirkland Disclosure Letter or disclosed in the Kirkland Public Disclosure, neither the Kirkland Real Properties nor the material Kirkland Mineral Rights nor any material minerals or product derived therefrom are subject to or bound by any royalty or royalty interest or interest of similar effect, whether registered or unregistered, other than those imposed by Law, and neither Kirkland nor any of its Subsidiaries have granted any other royalty or similar interest in respect of any Kirkland Real Properties or material Kirkland Mineral Rights or any material minerals or product derived therefrom.

22. First Nations Claims. Except as set forth in Schedule 22 of the Kirkland Disclosure Letter, there are no First Nations Claims involving Kirkland or any of its Subsidiaries currently, or to the knowledge of Kirkland threatened which relate to any of the Kirkland Real Properties and material Kirkland Mineral Rights or to their respective operations and businesses except for such First Nations Claims that would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Kirkland. Except as set forth in Schedule 22 of the Kirkland Disclosure Letter, there are no ongoing or outstanding negotiations with any First Nations Group concerning an impact benefit or other material agreement between a First Nations Group and Kirkland or any of its Subsidiaries. True and complete copies of all material agreements, memoranda of understanding, commitments and similar arrangements between Kirkland or any of its Subsidiaries and any First Nations Group have been disclosed in the Kirkland Data Room, all of which arrangements are in full force and effect.

23. Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Kirkland: (a) Kirkland or its Subsidiaries own or possess, or has a license to or otherwise has the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted; (b) to the knowledge of Kirkland, such Intellectual Property owned by Kirkland or its Subsidiaries are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and does not infringe in any material way upon the rights of others; and (c) to the knowledge of Kirkland, no third party is infringing upon the Intellectual Property owned by Kirkland or its Subsidiaries.

24. Litigation. Except as disclosed in Schedule 24 of the Kirkland Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Kirkland threatened, against Kirkland or any of its Subsidiaries, or affecting any Kirkland Asset that if determined adverse to the interests of Kirkland or its Subsidiaries, would have a Material Adverse Effect in respect of Kirkland or would reasonably be expected to impede, prevent or materially delay the completion of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of Kirkland, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. Except as disclosed in Schedule 24 of the Kirkland Disclosure Letter, none of Kirkland, any of its Subsidiaries, nor any Kirkland Asset is subject to any outstanding judgment, order, writ, injunction or decree that would or would reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Kirkland, or that would or would reasonably be expected to impede, prevent or materially delay the completion of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Kirkland, threatened against or relating to Kirkland or any of its Subsidiaries before any Governmental Entity.

25. Environmental Matters. Except as set forth in Schedule 25 of the Kirkland Disclosure Letter, or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Kirkland:

(a) Kirkland and each of its Subsidiaries is, and since January 1, 2020 has been, in compliance, in all material respects, with all Environmental Laws and terms and conditions of all Environmental Permits;

(b) Kirkland and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits required by Environmental Laws to own, lease, develop and operate the Kirkland Assets and to conduct their respective businesses, as now conducted;

(c) none of Kirkland or any of its Subsidiaries have Released, and, to the knowledge of Kirkland, no other Person has Released, any Regulated Substances (in each case except in material compliance with applicable Environmental Laws) on, at, in, under or from any of the Kirkland Real Properties, to Kirkland's knowledge, real property previously owned or leased by Kirkland or any of its Subsidiaries in such a matter as: (i) would reasonably be expected to impose liability for clean-up, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (ii) would be reasonably expected to result in imposition of a Lien or the expropriation of the Kirkland Real Properties or Kirkland Assets or those of any of its Subsidiaries;

(d) none of Kirkland or any of its Subsidiaries have Released, disposed of, or arranged for the treatment or disposal of, any Regulated Substances at any location: (i) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Entity; (ii) to the knowledge of Kirkland, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Kirkland or any of its Subsidiaries;

(e) there are no pending claims, litigation or administrative proceedings or, to the knowledge of Kirkland, threatened claims, litigation or administrative proceedings, against Kirkland or any of its Subsidiaries or involving any Kirkland Asset, which in either case: (i) asserts or alleges that it violated or is in violation of any Environmental Laws or and of its Environmental Permits; (ii) asserts or alleges that it is required to clean-up, remove or take remedial or other response action due to the presence or Release of any Regulated Substances; or (iii) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future clean-up, removal or remedial or other response action which arises out of or is related to the presence or Release of any Regulated Substances, and neither Kirkland nor any of its Subsidiaries is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law;

(f) none of Kirkland or any of its Subsidiaries is involved in any remediation, reclamation or other environmental operations outside the Ordinary Course and, to the knowledge of Kirkland, there are no facts, circumstances or conditions, including any Release of Regulated Substance, that would reasonably be expected to result in any Environmental Liabilities;

(g) Kirkland and/or its Subsidiaries have posted the full amount of any mine closure, reclamation, decommissioning, or rehabilitation financial assurance required by any Governmental Entity, Law and Authorization; and

(h) Kirkland and/or its Subsidiaries have completed all mine reclamation, decommissioning and rehabilitation required by any Governmental Entity, Laws and Authorizations in all material respects.

26. Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in Kirkland Public Disclosure have been prepared and disclosed in all material respects in accordance with all Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Kirkland and its Subsidiaries, on a consolidated basis, from the amounts disclosed in the Kirkland Public Disclosure, other than as a result of production activities in the Ordinary Course.

27. Employees and Collective Agreements.

(a) All written employment contracts in relation to Kirkland Senior Management have been made available in the Kirkland Data Room and such contracts are listed in Schedule 27(a) of the Kirkland Disclosure Letter.

(b) Kirkland and its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, compulsory superannuation, hours of work, overtime, vacation, privacy, human rights, worker classification, workers' compensation and work safety and health. All independent contractors or consultants of Kirkland or any of its Subsidiaries have been properly characterized as such in accordance with Law.

(c) All amounts due or accrued due for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits under Kirkland Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in all material respects in the books and records of Kirkland and its Subsidiaries.

(d) There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation Laws owing by Kirkland or any of its Subsidiaries, and neither Kirkland nor any of its Subsidiaries has been assessed or reassessed in any material respect under such Laws during the past two years.

(e) None of Kirkland or any of its Subsidiaries is subject to, or to the knowledge of Kirkland threatened with, any material claim for wrongful dismissal, constructive dismissal or any other material claim, complaint or litigation relating to employment, discrimination or termination of employment of employees, consultants or independent contractors.

(f) Except as disclosed in Schedule 27(f) of the Kirkland Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Kirkland Employees or Kirkland Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the completion of, or relating to, the Arrangement.

(g) Except as disclosed in Schedule 27(g) of the Kirkland Disclosure Letter, neither Kirkland nor any Subsidiary is a party to, is engaged in any negotiations with respect to any collective bargaining, union agreement, enterprise framework agreement or similar Contract with respect to any employees or any employee association, nor is subject to any actual or, to the knowledge of Kirkland, threatened application for certification or bargaining rights, letter of understanding or other union organizing activities.

(h) Kirkland and its Subsidiaries are in material compliance with the Kirkland Collective Agreements and there are no material grievances or arbitration proceedings under the Kirkland Collective Agreements.

(i) There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of Kirkland, threatened against, Kirkland or any of its Subsidiaries and no such event has occurred within the past two years.

(j) To the knowledge of Kirkland, neither Kirkland nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Kirkland, threatened against Kirkland.

28. Employee Plans.

(a) Schedule 28(a) of the Kirkland Disclosure Letter lists all material Kirkland Employee Plans. Kirkland has disclosed in the Kirkland Data Room true, correct and complete copies of all such Kirkland Employee Plans as amended, together with all related material documentation including funding, trust, insurance and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements and any material correspondence with a Governmental Entity.

(b) Each material Kirkland Employee Plan is and has been established, registered, qualified, insured, funded and, in all material respects, administered in accordance with Law, in accordance with their terms and any Kirkland Collective Agreement relating thereto. No fact or circumstance exists which could adversely affect the registered status of any such material Kirkland Employee Plan.

(c) All contributions, premiums or taxes required to be made or paid by Kirkland or any of its Subsidiaries, as the case may be, have been made in a timely fashion under the terms of each material Kirkland Employee Plan, as required by Law or any Kirkland Collective Agreement relating thereto.

(d) No material Kirkland Employee Plan is subject to, or within the past three years, has been subject to, any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of Kirkland, there exists no state of facts which with the giving of notice, lapse of time or both, would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any material Kirkland Employee Plan required to be registered or qualified.

(e) Except as expressly contained in the Kirkland Employee Plans disclosed in the Kirkland Data Room, and other than as required by Law, none of the Kirkland Employee Plans provide for post-termination or retiree welfare benefits to any individual for any reason and neither Kirkland nor any of its Subsidiaries has any obligation or liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(f) No Kirkland Employee Plan is a "registered pension plan", a "multi-employer pension plan" or contains a "defined benefit provision" within, in each case, the meaning of the Tax Act. Neither Kirkland nor any of its Subsidiaries or sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the past three years, sponsored, maintained or contributed to an Kirkland Employee Plan of the kind described in the preceding sentence.

(g) Only Kirkland Employees, directors, and their respective beneficiaries, participate in the Kirkland Employee Plans, and no entity other than Kirkland or its Subsidiaries is a participating employer under any Kirkland Employee Plan. All Kirkland Employee Plans are sponsored by Kirkland and/or its Subsidiaries.

(h) Kirkland and its Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Kirkland Employee Plan or to improve or materially change the benefits provided under any existing Kirkland Employee Plan, except as disclosed in Schedule 28(h) of the Kirkland Disclosure Letter.

(i) Except as disclosed in Schedule 28(i) of the Kirkland Disclosure Letter, neither the execution and delivery of this Agreement nor the completion of the Arrangement shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any Kirkland Employee or director or any of or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Kirkland Employee Plan.

(j) All data necessary to administer each Kirkland Employee Plan is in the possession of Kirkland or one of its Subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Kirkland Employee Plans in accordance with their terms and all Laws and such data is complete and correct in all material respects.

29. Insurance.

(a) Kirkland and each of its Subsidiaries has in place reasonable and prudent policies appropriate and customary for the size and nature of the business of Kirkland, its Subsidiaries and their respective assets.

(b) Each material insurance policy currently in effect that insures the physical properties, business, operations and assets of Kirkland and its Subsidiaries, is valid and binding and in full force and none of Kirkland or any of its Subsidiaries is in default in any material respect under the terms of any such policy. To the knowledge of Kirkland, there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of Kirkland or of any of its Subsidiaries, have been properly reported to and accepted by the applicable insurer.

30. Taxes.

(a) Kirkland and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by them with the appropriate Governmental Entity prior to the date of this Agreement and all such Tax Returns are complete and correct in all material respects.

(b) Kirkland and each of its Subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date of this Agreement (including all installments on account of Taxes), other than those Taxes which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Kirkland in accordance with IFRS. Kirkland and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Kirkland for any Taxes of Kirkland and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c) Other than as disclosed in Schedule 30(c) of the Kirkland Disclosure Letter, no material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Kirkland or any of its Subsidiaries, and neither Kirkland, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Kirkland, threatened against Kirkland or any of its Subsidiaries, or any material Kirkland Asset.

(d) No claim has been made by any Governmental Entity in a jurisdiction where Kirkland and any of its Subsidiaries does not file Tax Returns that Kirkland, or any of its Subsidiaries, is or may be subject to material Tax or required to file a Tax Return by that jurisdiction.

(e) There are no Liens (other than Permitted Liens) with respect to Taxes upon any material Kirkland Asset.

(f) Each of Kirkland and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has duly remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g) Other than as disclosed in Schedule 30(g) of the Kirkland Disclosure Letter, there are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from Kirkland or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(h) Kirkland and each of its Subsidiaries has made available to Agnico true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions completed, for which the applicable statutory periods of limitations have not expired.

(i) None of Kirkland or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom Kirkland or its Subsidiary, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has Kirkland or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(j) Kirkland and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(k) There are no circumstances existing which could result in the material application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Kirkland or any of its Subsidiaries. Except as in accordance with past practices, Kirkland and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any material amount could be included in the income of Kirkland or its Subsidiaries for any period ending after the Effective Date.

(l) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) Kirkland is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian corporation"; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, is not resident in any other country, and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

31. No Defaults. Neither Kirkland nor any of its Subsidiaries is in default, and there exists no event, condition or occurrence which, with the giving of notice, lapse of time or both, would constitute such a default, under any Material Contract to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Material Adverse Effect in respect of Kirkland.

32. Restriction on Business Activities. The business of Kirkland and its Subsidiaries consists of mineral exploration, development, mining and all activities related thereto and none of Kirkland nor any of its Subsidiaries are engaged in any other business. There is no: (a) Contract, (b) Authorization, or (c) arbitral award, judgment, injunction, constitutional ruling, order or decree, in each case, binding upon Kirkland or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of Kirkland or any of its Subsidiaries, any acquisition or disposition of property by Kirkland or any of its Subsidiaries, or the conduct of the business by Kirkland or any of its Subsidiaries as currently conducted, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Kirkland.

33. Books and Records. The corporate records and minute books of Kirkland and its Subsidiaries are currently maintained in accordance with Laws in all material respects and are complete and accurate in all material respects.

34. Anti-Terrorism Laws. Neither Kirkland nor any of its Subsidiaries has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Entity (including the Government of Canada, the Office of Foreign Assets Control of the U.S. Treasury Department (including the designation as a "specially designated national or blocked person" thereunder), or any other applicable sanctions authority) or other similar Laws (collectively, "Sanctions"). To the knowledge of Kirkland, neither Kirkland nor any of its Subsidiaries has received any written notice alleging that Kirkland, any of its Subsidiaries or any of their respective Representatives has violated any Sanctions, and, to the knowledge of Kirkland, no condition or circumstances exist (including any ongoing action, suit, proceeding or hearing) that would form the basis of any such allegations.

35. Anti-Corrupt Practices Legislation. Neither Kirkland nor any of its Subsidiaries have, directly or indirectly, taken or authorized the taking of any action which is or would be otherwise inconsistent with or prohibited by any Anti-Corruption Laws. Neither Kirkland nor any of its Subsidiaries has received any notice alleging that Kirkland or any of its Subsidiaries or any of their respective Representatives has violated any Anti-Corruption Laws, and, to the knowledge of Kirkland, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

36. Anti-Money Laundering. The operations of Kirkland and each of its Subsidiaries have been, since January 1, 2019, conducted in compliance in all material respects with applicable financial record-keeping and reporting requirements and money laundering and proceeds of crime or similar Laws of similar effect (including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Currency and Foreign Transactions Reporting Act of 1970 (United States) (otherwise known as the Bank Secrecy Act) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2011 (United States)) ("Anti-Money Laundering Laws"). Neither Kirkland nor any of its Subsidiaries has received any written notice alleging that Kirkland, any of its Subsidiaries or any of their respective Representatives has violated any Anti-Money Laundering Laws, and, to the knowledge of Kirkland, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

37. No Allegations. Other than as disclosed in Schedule 37 of the Kirkland Disclosure Letter, to the knowledge of Kirkland, in the last five years, no allegations of sexual or psychological harassment, assault or misconduct have been made to Kirkland or any Subsidiary against, nor has Kirkland or any Subsidiary entered into any settlement, consent decree or other agreement resolving such allegations with, any individual in his or her capacity as (i) a current or former officer of Kirkland, (ii) a current or former member of the Kirkland Board; or (iii) a current or former employee of Kirkland or any Subsidiary of Kirkland at a level of vice president or above.

38. Opinion of Financial Advisor. The Kirkland Special Committee and the Kirkland Board have received the Kirkland Fairness Opinions and the Kirkland Fairness Opinions have not been withdrawn or modified as of the date of this Agreement.

39. Brokers. Schedule 39 of the Kirkland Disclosure Letter contains a complete and accurate list of any investment banker, broker, finder, financial adviser or other intermediary retained by or authorized to act on behalf of Kirkland or any of its Subsidiaries in connection with the transactions contemplated under the Agreement (the "Kirkland Financial Advisors"). Except for the engagement letters between Kirkland and the Kirkland Financial Advisors and the fees payable under or in connection with such engagements, no other investment banker, broker, finder or financial adviser has been retained by or is authorized to act on behalf of Kirkland or any of its Subsidiaries or is entitled to any fee, commission or other payment from Kirkland or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. A true and complete copy of each engagement letter between Kirkland and each Kirkland Financial Advisor has been provided to Agnico's legal counsel.

40. Board Approval. The Kirkland Board, after receiving the advice of its financial advisors and its outside legal advisors and the unanimous recommendation of the Kirkland Special Committee, has unanimously: (i) determined that the Arrangement (including the Consideration per Kirkland Share to be received by the Kirkland Shareholders pursuant to the Arrangement) is fair to the Kirkland Shareholders and is in the best interests of Kirkland; (ii) resolved to unanimously recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by Kirkland of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

41. Funds Available. Kirkland has sufficient funds available to pay the Termination Amount.

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF AGNICO

1. Organization and Qualification. Agnico and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Agnico and each of its Subsidiaries is duly registered or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except as to the extent that any failure of Agnico or any of its Subsidiaries to be so qualified, licenced or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Agnico. Copies of the Constating Documents of Agnico have been made available to Kirkland in the Agnico Data Room and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

2. Corporate Authorization. Agnico has the requisite corporate power and authority to enter into this Agreement and the Kirkland Support and Voting Agreements and, subject to obtaining the Agnico Shareholder Approval, to perform its obligations hereunder and thereunder. The execution, delivery and performance by Agnico of its obligations under this Agreement and the Kirkland Support and Voting Agreements and the completion of the Arrangement and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Agnico and no other corporate proceedings on the part of Agnico are necessary to authorize this Agreement, the Kirkland Support and Voting Agreements or the completion of the Arrangement and the other transactions contemplated hereby and thereby other than obtaining the approval of the Agnico Board of the Joint Circular and other matters relating thereto, the Agnico Shareholder Approval, the approval by the Court and the filing of the Articles of Arrangement with the Director.

3. Execution and Binding Obligation. This Agreement and the Kirkland Support and Voting Agreements have been duly executed and delivered by Agnico, and constitute legal, valid and binding agreements of Agnico enforceable against it in accordance with their terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4. Governmental Authorization. The execution, delivery and performance by Agnico of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Agnico or by any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Director under the OBCA; (d) the Key Regulatory Approvals and any other Regulatory Approval identified in accordance with this Agreement; (e) such filings with the applicable Securities Authorities and such filings and approvals required by the applicable rules and policies of the Exchanges; and (f) Authorizations, actions, filings or notifications, the absence of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Agnico.

5. Non-Contravention. The authorization, execution and delivery by Agnico of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(a) contravene, conflict with, or result in any violation or breach of Agnico's Constating Documents or the organizational documents of any of its Subsidiaries;

(b) assuming compliance with the matters referred to in Section 4 of this Schedule E, contravene, conflict with or result in a violation or breach of any Law applicable to Agnico or any of its Subsidiaries, or any Agnico Asset;

(c) except as disclosed in Schedule 5(c) of the Agnico Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Agnico or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which Agnico or any of its Subsidiaries is a party or by which Agnico or any of its Subsidiaries is bound; or

(d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Agnico Assets,

except, in the case of each of (b), (c), and (d), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Agnico.

6. Capitalization.

(a) The authorized capital of Agnico consists of an unlimited number of Agnico Shares. As of the date of this Agreement, there are: (i) 244,727,693 Agnico Shares issued and outstanding; and (ii) an aggregate of up to 4,611,116 Agnico Shares issuable upon the exercise or settlement, as applicable, of the Agnico Equity Awards.

(b) Schedule 6(b) of the Agnico Disclosure Letter sets forth, as of the close of business on the Business Day prior to the date of this Agreement: (i) the names and holdings of each Person who holds Agnico Equity Awards and the number of such Agnico Equity Awards; (ii) the exercise price, reference price or grant value, as applicable, of such Agnico Equity Awards; and (iii) the date of grant, expiration date, vesting dates and vested amounts, where applicable, of such Agnico Equity Awards.

(c) All outstanding Agnico Shares have been duly authorized and validly issued, as fully paid and non-assessable shares of Agnico and all Agnico Shares issuable upon the exercise, vesting of rights under or settlement of the Agnico Equity Awards have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable shares of Agnico and will not be issued in violation of any pre-emptive or similar rights. All outstanding Agnico Shares, Agnico Equity Awards and other securities of Agnico have been issued or granted in material compliance with all Laws or any pre-emptive or similar rights applicable to them.

(d) Except in connection with the Agnico Equity Awards or as described in Schedule 6(d) of the Agnico Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind (including any shareholder rights plan or poison pill) that obligate Agnico or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of Agnico or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of Agnico or any of its Subsidiaries.

(e) There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with Agnico Shareholders on any matter.

(f) There are no issued, outstanding or authorized obligations on the part of Agnico or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of Agnico or any of its Subsidiaries, or qualify securities for public distribution in Canada, the United States of America or elsewhere, or with respect to the voting or disposition of any securities of Agnico.

7. Shareholder and Similar Agreements. Other than the Agnico Support and Voting Agreements, neither Agnico nor any of its Subsidiaries is a party to or aware of any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of Agnico or any of its Subsidiaries. To the knowledge of Agnico, as of the date of this Agreement, other than the Agnico Support and Voting Agreements, there are no irrevocable proxies or voting Contracts, agreements or understanding with respect to any securities issued by Agnico or any of its Subsidiaries.

8. Subsidiaries.

(a) The following information with respect to each Subsidiary of Agnico is completely and accurately set out in Schedule 8(a) of the Agnico Disclosure Letter in all material respects: (i) its name and jurisdiction of incorporation, organization, formation, or governance; and (ii) the percentage of the outstanding capital owned directly or indirectly by Agnico.

(b) Except as disclosed in Schedule 8(b) of the Agnico Disclosure Letter, Agnico is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, other than Permitted Liens, all such shares or other equity interests so owned by Agnico have been validly issued and are fully paid and, if such entity is a corporation, are non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights. Except for the shares or other equity interests owned by Agnico or by any of its Subsidiaries, directly or indirectly, in any Subsidiary of Agnico, or as disclosed in Schedule 8(b) of the Agnico Disclosure Letter, neither Agnico nor any of its Subsidiaries is the registered or beneficial owner of any equity interest of any kind in any other Person.

(c) Copies of the Constating Documents of each of Agnico's material Subsidiaries have been made available to Kirkland and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

9. Canadian Malartic.

(a) Agnico is the registered and/or beneficial owner and has direction or control over a 50% equity interest in Canadian Malartic Corporation and a 50% partnership interest in Canadian Malartic GP, free and clear of all Liens (other than Permitted Liens). Except as described under the Constating Documents of Canadian Malartic Corporation and Canadian Malartic GP, no Person has any agreement, option, or any right or privilege capable of becoming an agreement or option (whether by law, pre-emptive or contractual) for the purchase, acquisition or transfer of Agnico's interests in Canadian Malartic Corporation or Canadian Malartic GP. There are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind (including any shareholder rights plan or poison pill) that obligate Canadian Malartic Corporation or Canadian Malartic GP to, directly or indirectly, issue or sell any securities of Canadian Malartic Corporation or Canadian Malartic GP, or give any other Person a right to subscribe for or acquire, any securities of Canadian Malartic Corporation or Canadian Malartic GP.

(b) Canadian Malartic Corporation, and Subsidiaries of Canadian Malartic Corporation, together with Agnico and Yamana Gold Inc., are the partners of Canadian Malartic GP, the general partnership that directly owns the Canadian Malartic Mine, free and clear of all Liens (other than Permitted Liens and except as disclosed in the Agnico Public Disclosure). Other than under the Constating Documents of Canadian Malartic Corporation and Canadian Malartic GP, no Person has a right to acquire any right, title or interest in the Canadian Malartic Mine, including by way of a back-in right, earn-in right, rights of first refusal, royalty right or similar provision, which would materially affect Canadian Malartic GP's interests in the Canadian Malartic Mine or the Authorizations relating thereto.

(c) The authorization, execution and delivery by Agnico of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i) contravene, conflict with, or result in any violation or breach of the Constating Documents or the organizational documents of Canadian Malartic Corporation or Canadian Malartic GP;

(ii) allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Canadian Malartic Corporation or Canadian Malartic GP is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which Canadian Malartic Corporation or Canadian Malartic GP is a party or by which Canadian Malartic Corporation or Canadian Malartic GP is bound; or

(iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon the Canadian Malartic Mine,

except, in the case of each of (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Agnico.

(d) Except as disclosed in Schedule 18 of the Agnico Disclosure Letter, Canadian Malartic Corporation or Canadian Malartic GP have complied with and are in compliance with Law and neither Canadian Malartic Corporation nor Canadian Malartic GP is, to the knowledge of Agnico, under any investigation with respect to, has been charged or to the knowledge of Agnico threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity; except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Agnico.

(e) Except as set forth in Schedule 25 of the Agnico Disclosure Letter, the operations at the Canadian Malartic Mine are, and have been since January 1, 2020, in compliance, in all material respects, with all Environmental Laws and terms and conditions of all Environmental Permits relating to the Canadian Malartic Mine, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Agnico. Canadian Malartic Corporation or Canadian Malartic GP are in possession of, and in compliance in all material respects with, all Environmental Permits required by Environmental Laws to own, lease, develop and operate the Canadian Malartic Mine and to conduct their respective businesses, as now conducted. Except as disclosed in Schedule 24 of the Agnico Disclosure Letter, Canadian Malartic GP and Canadian Malartic Corporation are not under any investigation with respect to, have not been charged or threatened to be charged with, and have not received notice of, any material violation or potential material violation of any Law in respect of the Canadian Malartic Mine.

(f) (i) Canadian Malartic GP owns, possesses or has obtained all Authorizations that are required by Law in connection with the operation of the Canadian Malartic Mine as presently conducted; (ii) Canadian Malartic GP lawfully holds, owns or uses and has complied with all such Authorizations; (iii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; and (iv) to the knowledge of Agnico, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of Canadian Malartic GP, Canadian Malartic Corporation, Agnico or any of its Affiliates has received notice, whether written or oral, of revocation, non-renewal or amendment of any of such Authorizations, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Agnico.

(g) Since January 1, 2020 to the date of this Agreement, other than as publicly disclosed in the Agnico Public Disclosure:

(i) the business of Canadian Malartic Corporation and Canadian Malartic GP has been conducted in the Ordinary Course; and

(ii) there has not occurred any change, event, occurrence, effect or circumstance involving Canadian Malartic Corporation or Canadian Malartic GP that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of Agnico.

(h) Except as set forth in Schedule 22 of the Agnico Disclosure Letter, there are no First Nations Claims involving Canadian Malartic Corporation or Canadian Malartic GP currently, or to the knowledge of Agnico, threatened which relate to any of the Canadian Malartic Mine or to the operations and business of Canadian Malartic Corporation and Canadian Malartic GP except for such First Nations Claims that would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico. Except as set forth in Schedule 22 of the Agnico Disclosure Letter, there are no ongoing or outstanding negotiations with any First Nations Group concerning an impact benefit or other material agreement between a First Nations Group and Canadian Malartic Corporation or Canadian Malartic GP.

(i) Except as disclosed in Schedule 24 of the Agnico Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Agnico threatened, against Canadian Malartic Corporation or Canadian Malartic GP, or affecting the Canadian Malartic Mine that if determined adverse to the interests of Canadian Malartic Corporation or Canadian Malartic GP, would have a Material Adverse Effect in respect of Agnico or would reasonably be expected to impede, prevent or materially delay the completion of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of Agnico, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. Neither Canadian Malartic Corporation nor Canadian Malartic GP, nor the Canadian Malartic Mine is subject to any outstanding judgment, order, writ, injunction or decree that would or would reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico, or that would or would reasonably be expected to impede, prevent or materially delay the completion of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Agnico, threatened against or relating to Canadian Malartic Corporation or Canadian Malartic GP before any Governmental Entity.

(j) Canadian Malartic GP:

(i) has good and valid title to the Canadian Malartic Mine, including fee simple estate of and in real property, leases, rights of occupation, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Canadian Malartic Corporation and Canadian Malartic GP necessary to permit the operation of the Canadian Malartic Mine, free and clear of all Liens (other than Permitted Liens and except as disclosed in the Agnico Public Disclosure);

(ii) holds and has good and sufficient title to all concessions, claims (patented or unpatented), leases, licenses, permits, access rights, surface rights, mineral rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on the Canadian Malartic Mine (collectively, the "Malartic Mineral Rights"), free and clear of any Liens (other than Permitted Liens and except as disclosed in the Agnico Public Disclosure); and

(iii) together with Canadian Malartic Corporation, has the exclusive right to deal with the Canadian Malartic Mine and the Malartic Mineral Rights and, except as described under the Constating Documents of Canadian Malartic Corporation and Canadian Malartic GP, no other Person other than the general partners of Canadian Malartic GP has a right to acquire any right in the Canadian Malartic Mine or any material Malartic Mineral Rights, including by way of a back-in right, earn-in right, right of first refusal, royalty right or similar provision which would materially affect the interest of Canadian Malartic GP in the Canadian Malartic Mine, the material Malartic Mineral Rights or the Authorizations relating to the Canadian Malartic Mine.

(k) The Agnico Public Disclosure discloses and accurately describes in all material respects the interests of Canadian Malartic Corporation and Canadian Malartic GP in the material Malartic Mineral Rights. The Malartic Mineral Rights are the only material concessions, claims, leases, licenses, permits, access rights, surface rights, mineral rights, Authorizations or other rights or interests that are required to conduct the activities of Canadian Malartic Corporation or Canadian Malartic GP as presently conducted.

(l) Neither Canadian Malartic Corporation nor Canadian Malartic GP has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Canadian Malartic Mine or the material Malartic Mineral Rights, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, to have a material adverse impact in respect of Agnico.

(m) Canadian Malartic Corporation and Canadian Malartic GP are in good standing under all, and are not in default under any, and, to the knowledge of Agnico, there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Canadian Malartic Mine or the material Malartic Mineral Rights and, to the knowledge of Agnico, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, in each case, except to the extent that such defaults have not had and would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico.

(n) Neither the Canadian Malartic Mine nor any material Malartic Mineral Right has been taken or appropriated by any Governmental Entity, nor to Agnico's knowledge has any notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Agnico, is there any intent or proposal to give any such notice or to commence any such proceeding.

(o) All work and activities carried out on the Canadian Malartic Mine or the Malartic Mineral Rights by Canadian Malartic Corporation or Canadian Malartic GP or, to the knowledge of Agnico, by any other Person appointed by Canadian Malartic Corporation or Canadian Malartic GP have been carried out in all material respects in compliance with all Laws, and neither Canadian Malartic Corporation nor Canadian Malartic GP, nor, to the knowledge of Agnico, any other Person, has received any written notice or, to the knowledge of Agnico, oral notice of any material breach of any such Laws, except as would not, in each case, reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect in respect of Agnico.

(p) All Taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Canadian Malartic Mine or Malartic Mineral Rights have been made by Canadian Malartic Corporation nor Canadian Malartic GP in respect of the Canadian Malartic Mine, except as would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico.

(q) Except as set out in Schedule 21(i) of the Agnico Disclosure Letter or disclosed in the Agnico Public Disclosure, neither the Canadian Malartic Mine nor the material Malartic Mineral Rights nor any material minerals or product derived therefrom are subject to or bound by any royalty or royalty interest or interest of similar effect, whether registered or unregistered, other than those imposed by Law, and neither Canadian Malartic Corporation nor Canadian Malartic GP have granted any other royalty or similar interest in respect of the Canadian Malartic Mine or material Malartic Mineral Rights or any material minerals or product derived therefrom.

10. Securities Law and Stock Exchange Matters.

(a) Agnico is a "reporting issuer" or equivalent thereof and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces and territories of Canada in which such concept exists and is not in default of any material requirements of any Canadian Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Agnico and, to the knowledge of Agnico, no inquiry or investigation of any Securities Authority, is pending, in effect or ongoing or threatened. The Agnico Shares are listed on the TSX and NYSE and trading of the Agnico Shares is not currently halted or suspended. As of the date of this Agreement, Agnico has not taken any action to cease to be a reporting issuer in any province or territory of Canada in which it is a reporting issuer.

(b) The documents comprising the Agnico Public Disclosure comply as filed or furnished in all material respects with the requirements of applicable Securities Laws and where applicable, the rules, policies and requirements of the TSX and NYSE. All such documents comprising the Agnico Public Disclosure, as of their respective dates (and the dates of any amendments thereto) did not contain any Misrepresentation. Agnico has, since January 1, 2019, complied and is in compliance with applicable Securities Laws and the rules, policies and requirements of the TSX and NYSE in all material respects. Agnico has, since January 1, 2019, timely filed all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and where applicable, the rules, policies and requirements of the TSX and NYSE.

(c) There has been no change in a material fact or a material change in any of the information contained in the Agnico Public Disclosure, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Agnico Public Disclosure. Agnico has not filed any confidential material change report with any Governmental Entity which at the date of this Agreement remains confidential or any other confidential filings filed under applicable Securities Laws. There are no outstanding or unresolved comments in comments letters from any Governmental Entity with respect to any of the Agnico Public Disclosure and, to the knowledge of Agnico, neither Agnico nor any of the Agnico Public Disclosure is the subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

11. U.S. Securities Law Matters.

(a) The Agnico Shares are registered under section 12(b) of the U.S. Exchange Act and Agnico is in material compliance with its reporting obligation as a "foreign private issuer", as defined in Rule 3b-4 under the U.S. Exchange Act.

(b) Other than the Agnico Shares, Agnico does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is Agnico subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(c) Agnico is not an investment company registered or required to be registered as an investment company under the U.S. Investment Act.

(d) Agnico is not, and on the Effective Date will not be, a "shell company" (as defined in Rule 405 under the U.S. Securities Act).

12. Financial Statements.

(a) Agnico's audited consolidated financial statements (including any of the notes or schedules thereto, the auditors' report thereon and related management's discussion and analysis) as at and for the fiscal years ended December 31, 2020 and 2019 and the unaudited consolidated interim financial statements (including any of the notes or schedules thereto and related management's discussion and analysis) as at June 30, 2021, in each case, filed as part of the Agnico Public Disclosure were prepared in accordance with IFRS and fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of Agnico and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of Agnico and its Subsidiaries for the respective periods covered by such financial statements and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Agnico and its Subsidiaries (except (i) as may be expressly indicated in the notes to such financial statements or (ii) in the case of unaudited interim statements, may be subject to normal period end adjustments and may omit notes which are not requirement by Law in the unaudited statements).

(b) Except as disclosed in Schedule 12(b) of the Agnico Disclosure Letter, there are no, nor are there any commitments to become a party to, any material off-balance sheet transactions of Agnico or of any of its Subsidiaries with unconsolidated entities or other Persons. Since December 31, 2019, Agnico has not effected any material change in its accounting methods, principles or practices, except as otherwise set out in Agnico's financial statements, including the notes thereto.

(c) The financial books, records and accounts of Agnico and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Agnico and its Subsidiaries; and (iv) accurately and fairly reflect the basis of Agnico's financial statements.

13. Disclosure Controls and Internal Control over Financial Reporting.

(a) Other than with respect to any recently acquired Subsidiaries of Agnico that may be excepted from compliance with certain obligations relating to disclosure controls and procedures in accordance with NI 52-109, Agnico has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to provide reasonable assurance that information required to be disclosed by Agnico in its annual filings, interim filings or other reports filed or submitted by it under Laws is recorded, processed, summarized and reported within the time periods specified by such Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Agnico in its annual filings, interim filings or other reports filed or submitted under Laws are accumulated and communicated to Agnico's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Other than with respect to any recently acquired Subsidiaries of Agnico that may be excepted from compliance with certain obligations relating to internal control over financial reporting in accordance with NI 52-109, Agnico has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of Agnico's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of Agnico, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting that are reasonably likely to adversely affect the ability of Agnico to record, process, summarize and report financial information, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Agnico. To the knowledge of Agnico, none of Agnico, any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters of Agnico or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Agnico or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters which has not been resolved to the satisfaction of the audit committee of the Agnico Board.

14. Auditors. The auditors of Agnico are independent public accountants as required by Laws and there is not now, and in the last five years there has not been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) with the present or any former auditors of Agnico.

15. No Undisclosed Liabilities. Except as disclosed in Schedule 15 of the Agnico Disclosure Letter, there are no material liabilities or obligations of Agnico, any of its Subsidiaries, Canadian Malartic Corporation or Canadian Malartic GP of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IRFS whether or not accrued, absolute, contingent, determined, determinable or otherwise, that are not so set forth and there is no existing condition, situation or set of circumstances that could be expected to result in such a liability or obligation, other than liabilities or obligations: (a) disclosed in the audited consolidated financial statements of Agnico as at and for the fiscal years ended December 31, 2020 and 2019 (including any notes or schedules thereto and related management's discussions and analysis) or the unaudited consolidated interim financial statements as at June 30, 2021; (b) incurred in the Ordinary Course since June 30, 2021; or (c) incurred in connection with this Agreement.

16. Absence of Certain Changes or Events. Since January 1, 2020 to the date of this Agreement, other than the transactions contemplated in this Agreement or as publicly disclosed in the Agnico Public Disclosure:

(a) the business of Agnico and of each of its Subsidiaries has been conducted in the Ordinary Course;

(b) there has not occurred any change, event, occurrence, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of Agnico;

(c) there has not been any acquisition or sale by Agnico of any of its Subsidiaries of any material Agnico Asset;

(d) Agnico has not declared or paid any dividends or made any other distributions on any of the Agnico Shares;

(e) other than in the Ordinary Course, there has not been any material increase or modification of the compensation payable to or to become payable by Agnico or any of its Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of Agnico Equity Awards) to, for or with any of such directors, officers employees or consultants; and

(f) neither Agnico nor any of its Subsidiaries has adopted any, or materially amended any, collective bargaining agreement, bonus, pension profit sharing, stock purchase, stock option or other benefit plan.

17. Transactions with Directors, Officers, Employees, etc. Neither Agnico nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Agnico, any of its Subsidiaries or any of their respective Affiliates (except for amounts due in the Ordinary Course as salaries, bonuses, director's fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). There are no Contracts (other than in employment arrangements, independent contractor or consulting arrangements and the Agnico Support and Voting Agreements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of Agnico, any of its Subsidiaries or any of their respective Affiliates.

18. Compliance with Laws. Except as disclosed in Schedule 18 of the Agnico Disclosure Letter, Agnico and each of its Subsidiaries has complied with and is in compliance with Law and neither Agnico nor any of its Subsidiaries is, to the knowledge of Agnico, under any investigation with respect to, has been charged or to the knowledge of Agnico threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity; except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Agnico.

19. Authorizations.

(a) Agnico and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of Agnico and each of its Subsidiaries as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Agnico.

(b) Agnico or its Subsidiaries, as applicable: (i) lawfully hold, own or use, and have complied with, all Authorizations, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Agnico; (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Agnico; (iii) to the knowledge of Agnico, there are no facts, events or circumstances that with notice, lapse of time or both may reasonably be expected to result in a failure to obtain, renew or to be in compliance with all material Authorizations as are necessary to conduct the business of Agnico or the Subsidiaries as presently conducted; and (iv) to the knowledge of Agnico, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any such Authorization, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Agnico.

(c) To the knowledge of Agnico, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of Agnico or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact in respect of Agnico.

(d) Except as disclosed in Schedule 19(d) of the Agnico Disclosure Letter, each of the material Authorizations owned or possessed by Agnico or any of its Subsidiaries has been disclosed to Kirkland in the Agnico Data Room.

20. Material Contracts.

(a) Schedule 20 of the Agnico Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement.

(b) True and complete copies of the Material Contracts of Agnico and its Subsidiaries have been disclosed in the Agnico Data Room; provided that, where such Material Contract includes competitively or commercially sensitive information, Agnico has disclosed in the Agnico Data Room a redacted version of such Material Contract that removes the competitively or commercially sensitive information and also provided a complete, non-redacted version of such Material Contract to Kirkland's external legal counsel on an external legal counsel-only basis.

(c) Except as disclosed in Schedule 20(c) of the Agnico Disclosure Letter:

(i) each Material Contract of Agnico and its Subsidiaries is legal, valid, binding and in full force and effect and is enforceable by Agnico or a Subsidiary of Agnico as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction);

(ii) Agnico and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts of Agnico and its Subsidiaries and neither Agnico nor any of its Subsidiaries is in material breach or default under any  such Material Contract, has waived any material right thereunder, nor does Agnico have knowledge of any condition that with the giving of notice, lapse of time or both, would result in such a breach or default;

(iii) none of Agnico or any of its Subsidiaries has received any written notice, or has knowledge of any other notice (whether written or oral), of any material breach or default under nor, to the knowledge of Agnico, does there exist any condition that with the giving of notice, lapse of time or both, would result in such a material breach or default under any such Material Contract by any other party to a Material Contract;

(iv) none of Agnico or any of its Subsidiaries has received any written notice, or has knowledge of any other notice (whether written or oral), that any party to a Material Contract of Agnico or any of its Subsidiaries intends to cancel, terminate or otherwise materially modify or not renew its relationship with Agnico or any of its Subsidiaries and, to the knowledge of Agnico, no such action has been threatened;

(v) no approval or consent of any Person is needed in order that the Material Contracts of Agnico and its Subsidiaries continue in full force and effect following completion of the transactions contemplated by this Agreement and neither Agnico or any of its Subsidiaries is a party to any Contract that contains any non-competition obligation, non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to or otherwise restricts in any material way the business of or the acquisition or operation of properties or assets by Agnico or any of its Subsidiaries; and

(vi) no Material Contract of Agnico or any of its Subsidiaries is subject to any termination fees, cancellation costs or other similar penalties that would be or become payable by Agnico or any of its Subsidiaries upon completion of the Arrangement and the other transactions contemplated by the Agreement.

21. Property.

(a) Except as set out in Schedule 21 of the Agnico Disclosure Letter, Agnico and its Subsidiaries:

(i) have good and valid title to all their material real properties, including fee simple estate of and in real property, leases, rights of occupation, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Agnico or its Subsidiaries, as applicable, necessary to permit the operation of Agnico's business as presently owned and conducted in all material respects (collectively, "Agnico Real Properties"), free and clear of all Liens (other than Permitted Liens and except as disclosed in the Agnico Public Disclosure);

(ii) hold and have good and sufficient title to all concessions, claims (patented or unpatented), leases, licenses, permits, access rights, surface rights, mineral rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on their properties (collectively, the "Agnico Mineral Rights"), free and clear of any Liens (other than Permitted Liens and except as disclosed in the Agnico Public Disclosure);

(iii) have the exclusive right to deal with the Agnico Real Properties and material Agnico Mineral Rights and no other Person has a right to acquire any right in the Agnico Real Properties or any Agnico Mineral Rights, including by way of a back-in right, earn-in right, right of first refusal, royalty right or similar provision which would materially affect Agnico's or any of its Subsidiaries' interests in the Agnico Real Properties, the Agnico Mineral Rights or the Authorizations relating to the Agnico Real Properties; and

(iv) have good and valid title to all other material properties and material assets reflected in the audited consolidated financial statements of Agnico as at and for the fiscal years ended December 31, 2020 and 2019 or the unaudited consolidated interim financial statements as at June 30, 2021, free and clear of all Liens (other than Permitted Liens), or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Agnico or any of its Subsidiaries.

(b) The Agnico Data Room together with the Agnico Public Disclosure discloses and accurately describes in all material respects the interests of Agnico and its Subsidiaries in each of the material Agnico Mineral Rights relating to the Agnico Real Properties.

(c) The Agnico Mineral Rights are the only material concessions, claims, leases, licenses, permits, access rights, surface rights, mineral rights, Authorizations or other rights or interests that are required to conduct the activities of Agnico or its Subsidiaries as presently conducted or as proposed to be conducted and, other than the Agnico Real Properties and the material Agnico Mineral Rights, there are no other material real or immoveable property in respect of which Agnico or any of its Subsidiaries has any interest.

(d) None of Agnico or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Agnico Real Properties, the Agnico Mineral Rights or any other material Agnico Assets to which Agnico or any of its Subsidiaries is a party or by or to which Agnico or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, to have a material adverse impact in respect of Agnico.

(e) Agnico and its Subsidiaries are in good standing under all, and are not in default under any, and there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Agnico Real Properties, the Agnico Mineral Rights and the other material Agnico Assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Agnico, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, in each case, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a material adverse impact in respect of Agnico.

(f) No Agnico Real Property, material Agnico Mineral Right or material Agnico Asset has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Agnico, is there any intent or proposal to give any such notice or to commence any such proceeding.

(g) All work and activities carried out on the Agnico Real Properties or the Agnico Mineral Rights by Agnico or its Subsidiaries or, to the knowledge of Agnico, by any other Person appointed by Agnico or any of its Subsidiaries have been carried out in all material respects in compliance with all Laws, and neither Agnico nor any of its Subsidiaries, nor, to the knowledge of Agnico, any other Person, has received any written notice or, to the knowledge of Agnico, oral notice of any material breach of any such Laws, except as would not, in each case, reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico.

(h) All Taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Agnico Real Properties or Agnico Mineral Rights have been made by Agnico or its Subsidiary in respect of the Agnico Real Properties, except as would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico.

(i) Except as set out in Schedule 21(i) of the Agnico Disclosure Letter or disclosed in the Agnico Public Disclosure, neither the Agnico Real Properties nor the material Agnico Mineral Rights nor any material minerals or product derived therefrom are subject to or bound by any royalty or royalty interest or interest of similar effect, whether registered or unregistered, other than those imposed by Law, and neither Agnico nor any of its Subsidiaries have granted any other royalty or similar interest in respect of any Agnico Real Properties or material Agnico Mineral Rights or any material minerals or product derived therefrom.

22. First Nations Claims. Except as set forth in Schedule 22 of the Agnico Disclosure Letter, there are no First Nations Claims involving Agnico or any of its Subsidiaries currently, or to the knowledge of Agnico, threatened which relate to any of the Agnico Real Properties and material Agnico Mineral Rights or to their respective operations and businesses except for such First Nations Claims that would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico. Except as set forth in Schedule 22 of the Agnico Disclosure Letter, there are no ongoing or outstanding negotiations with any First Nations Group concerning an impact benefit or other material agreement between a First Nations Group and Agnico or any of its Subsidiaries. True and complete copies of all material agreements, memoranda of understanding, commitments and similar arrangements between Agnico or any of its Subsidiaries and any First Nations Group have been disclosed in the Agnico Data Room, all of which arrangements are in full force and effect.

23. Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Agnico: (a) Agnico or its Subsidiaries own or possess, or has a license to or otherwise has the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted; (b) to the knowledge of Agnico, such Intellectual Property owned by Agnico or its Subsidiaries are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and does not infringe in any material way upon the rights of others; and (c) to the knowledge of Agnico, no third party is infringing upon the Intellectual Property owned by Agnico or its Subsidiaries.

24. Litigation. Except as disclosed in Schedule 24 of the Agnico Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Agnico threatened, against Agnico or any of its Subsidiaries, or affecting any Agnico Asset that if determined adverse to the interests of Agnico or its Subsidiaries, would have a Material Adverse Effect in respect of Agnico or would reasonably be expected to impede, prevent or materially delay the completion of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of Agnico, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. Neither Agnico nor any of its Subsidiaries, nor any Agnico Asset is subject to any outstanding judgment, order, writ, injunction or decree that would or would reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Agnico, or that would or would reasonably be expected to impede, prevent or materially delay the completion of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Agnico, threatened against or relating to Agnico or any of its Subsidiaries before any Governmental Entity.

25. Environmental Matters. Except as set forth in Schedule 25 of the Agnico Disclosure Letter, or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Agnico:

(a) Agnico and each of its Subsidiaries is, and since January 1, 2020 has been, in compliance, in all material respects, with all Environmental Laws and terms and conditions of all Environmental Permits;

(b) Agnico and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits required by Environmental Laws to own, lease, develop and operate the Agnico Assets and to conduct their respective businesses, as now conducted;

(c) none of Agnico or any of its Subsidiaries have Released, and, to the knowledge of Agnico, no other Person has Released, any Regulated Substances (in each case except in material compliance with applicable Environmental Laws) on, at, in, under or from any of the Agnico Real Properties, to Agnico's knowledge, real property previously owned or leased by Agnico or any of its Subsidiaries in such a matter as: (i) would reasonably be expected to impose liability for clean-up, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (ii) would be reasonably expected to result in imposition of a Lien or the expropriation of the Agnico Real Properties or Agnico Assets or those of any of its Subsidiaries;

(d) none of Agnico or any of its Subsidiaries have Released, disposed of, or arranged for the treatment or disposal of, any Regulated Substances at any location: (i) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Entity; (ii) to the knowledge of Agnico, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Agnico or any of its Subsidiaries;

(e) there are no pending claims, litigation or administrative proceedings or, to the knowledge of Agnico, threatened claims, litigation or administrative proceedings, against Agnico or any of its Subsidiaries or involving any Agnico Asset, which in either case: (i) asserts or alleges that it violated or is in violation of any Environmental Laws or and of its Environmental Permits; (ii) asserts or alleges that it is required to clean-up, remove or take remedial or other response action due to the presence or Release of any Regulated Substances; or (iii) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future clean-up, removal or remedial or other response action which arises out of or is related to the presence or Release of any Regulated Substances, and neither Agnico nor any of its Subsidiaries is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law;

(f) none of Agnico or any of its Subsidiaries is involved in any remediation, reclamation or other environmental operations outside the Ordinary Course and, to the knowledge of Agnico, there are no facts, circumstances or conditions, including any Release of Regulated Substance, that would reasonably be expected to result in any Environmental Liabilities;

(g) Agnico and/or its Subsidiaries have posted the full amount of any mine closure, reclamation, decommissioning, or rehabilitation financial assurance required by any Governmental Entity, Law and Authorization; and

(h) Agnico and/or its Subsidiaries have completed all mine reclamation, decommissioning and rehabilitation required by any Governmental Entity, Laws and Authorizations in all material respects.

26. Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in Agnico Public Disclosure have been prepared and disclosed in all material respects in accordance with all Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Agnico and its Subsidiaries, on a consolidated basis, from the amounts disclosed in the Agnico Public Disclosure, other than as a result of production activities in the Ordinary Course.

27. Employees and Collective Agreements.

(a) All written employment contracts in relation to Agnico Senior Management have been made available in the Agnico Data Room and such contracts are listed in Schedule 27(a) of the Agnico Disclosure Letter.

(b) Agnico and its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, compulsory superannuation, hours of work, overtime, vacation, privacy, human rights, worker classification, workers' compensation and work safety and health. All independent contractors or consultants of Agnico or any of its Subsidiaries have been properly characterized as such in accordance with Law.

(c) All amounts due or accrued due for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits under Agnico Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in all material respects in the books and records of Agnico and its Subsidiaries.

(d) There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation Laws owing by Agnico or any of its Subsidiaries, and neither Agnico nor any of its Subsidiaries has been assessed or reassessed in any material respect under such Laws during the past two years.

(e) Except as disclosed in Schedule 27(e) of the Agnico Disclosure Letter, none of Agnico or any of its Subsidiaries is subject to, or to the knowledge of Agnico threatened with, any material claim for wrongful dismissal, constructive dismissal or any other material claim, complaint or litigation relating to employment, discrimination or termination of employment of employees, consultants or independent contractors.

(f) Except as disclosed in Schedule 27(f) of the Agnico Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Agnico Employees or Agnico Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the completion of, or relating to, the Arrangement.

(g) Except as disclosed in Schedule 27(g) of the Agnico Disclosure Letter, neither Agnico nor any Subsidiary is a party to, is engaged in any negotiations with respect to any collective bargaining, union agreement, enterprise framework agreement or similar Contract with respect to any employees or any employee association, nor is subject to any actual or, to the knowledge of Agnico, threatened application for certification of bargaining rights, letter of understanding or other union organizing activities.

(h) Agnico and its Subsidiaries are in material compliance with the Agnico Collective Agreements and there are no material grievances or arbitration proceedings under the Agnico Collective Agreements.

(i) There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of Agnico, threatened against, Agnico or any of its Subsidiaries and no such event has occurred within the past two years.

(j) To the knowledge of Agnico, neither Agnico nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Agnico, threatened against Agnico.

28. Employee Plans.

(a) Schedule 28(a) of the Agnico Disclosure Letter lists all material Agnico Employee Plans. Agnico has disclosed in the Agnico Data Room true, correct and complete copies of all such Agnico Employee Plans as amended, together with all related material documentation including funding, trust, insurance and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements and any material correspondence with a Governmental Entity.

(b) Each material Agnico Employee Plan is and has been established, registered, qualified, insured, funded and, in all material respects, administered in accordance with Law, in accordance with their terms and any Agnico Collective Agreement relating thereto. No fact or circumstance exists which could adversely affect the registered status of any such material Agnico Employee Plan.

(c) All contributions, premiums or taxes required to be made or paid by Agnico or any of its Subsidiaries, as the case may be, have been made in a timely fashion under the terms of each material Agnico Employee Plan, as required by Law or any Agnico Collective Agreement relating thereto.

(d) No material Agnico Employee Plan is subject to, or within the past three years, has been subject to, any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of Agnico, there exists no state of facts which with the giving of notice, lapse of time or both, would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any material Agnico Employee Plan required to be registered or qualified.

(e) Except as expressly contained in the Agnico Employee Plans disclosed in the Agnico Data Room, and other than as required by Law, none of the Agnico Employee Plans provide for post-termination or retiree welfare benefits to any individual for any reason and neither Agnico nor any of its Subsidiaries has any obligation or liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(f) No Agnico Employee Plan is a "registered pension plan", a "multi-employer pension plan" or contains a "defined benefit provision" within, in each case, the meaning of the Tax Act. Neither Agnico nor any of its Subsidiaries or sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the past three years, sponsored, maintained or contributed to an Agnico Employee Plan of the kind described in the preceding sentence.

(g) Only Agnico Employees, directors, and their respective beneficiaries, participate in the Agnico Employee Plans, and no entity other than Agnico or its Subsidiaries is a participating employer under any Agnico Employee Plan. All Agnico Employee Plans are sponsored by Agnico and/or its Subsidiaries.

(h) Agnico and its Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Agnico Employee Plan or to improve or materially change the benefits provided under any existing Agnico Employee Plan.

(i) Except as disclosed in Schedule 28(i) of the Agnico Disclosure Letter, neither the execution and delivery of this Agreement nor the completion of the Arrangement shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any Agnico Employee or director or any of or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Agnico Employee Plan.

(j) All data necessary to administer each Agnico Employee Plan is in the possession of Agnico or one of its Subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Agnico Employee Plans in accordance with their terms and all Laws and such data is complete and correct in all material respects.

29. Insurance.

(a) Agnico and each of its Subsidiaries has in place reasonable and prudent policies appropriate and customary for the size and nature of the business of Agnico, its Subsidiaries and their respective assets.

(b) Each material insurance policy currently in effect that insures the physical properties, business, operations and assets of Agnico and its Subsidiaries, is valid and binding and in full force and none of Agnico or any of its Subsidiaries is in default in any material respect under the terms of any such policy. To the knowledge of Agnico, there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of Agnico or of any of its Subsidiaries, have been properly reported to and accepted by the applicable insurer.

30. Taxes.

(a) Agnico and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by them with the appropriate Governmental Entity prior to the date of this Agreement and all such Tax Returns are complete and correct in all material respects.

(b) Agnico and each of its Subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date of this Agreement (including all installments on account of Taxes), other than those Taxes which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Agnico in accordance with IFRS. Agnico and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Agnico for any Taxes of Agnico and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Agnico or any of its Subsidiaries, and neither Agnico, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Agnico, threatened against Agnico or any of its Subsidiaries, or any material Agnico Asset.

(d) No claim has been made by any Governmental Entity in a jurisdiction where Agnico and any of its Subsidiaries does not file Tax Returns that Agnico, or any of its Subsidiaries, is or may be subject to material Tax or required to file a Tax Return by that jurisdiction.

(e) There are no Liens (other than Permitted Liens) with respect to Taxes upon any material Agnico Asset.

(f) Each of Agnico and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has duly remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from Agnico or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(h) Agnico and each of its Subsidiaries has made available to Kirkland true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions completed, for which the applicable statutory periods of limitations have not expired.

(i) None of Agnico or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom Agnico or its Subsidiary, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has Agnico or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(j) Agnico and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(k) There are no circumstances existing which could result in the material application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Agnico or any of its Subsidiaries. Except as in accordance with past practices, Agnico and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any material amount could be included in the income of Agnico or its Subsidiaries for any period ending after the Effective Date.

(l) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes: (i) Agnico is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian corporation"; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, is not resident in any other country, and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

31. No Defaults. Neither Agnico nor any of its Subsidiaries is in default, and there exists no event, condition or occurrence which, with the giving of notice, lapse of time or both, would constitute such a default, under any Material Contract to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Material Adverse Effect in respect of Agnico.

32. Restriction on Business Activities. The business of Agnico and its Subsidiaries consists of mineral exploration, development, mining and all activities related thereto and none of Agnico nor any of its Subsidiaries are engaged in any other business. There is no: (a) Contract, (b) Authorization, or (c) arbitral award, judgment, injunction, constitutional ruling, order or decree, in each case, binding upon Agnico or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of Agnico or any of its Subsidiaries, any acquisition or disposition of property by Agnico or any of its Subsidiaries, or the conduct of the business by Agnico or any of its Subsidiaries as currently conducted, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Agnico.

33. Books and Records. The corporate records and minute books of Agnico and its Subsidiaries are currently maintained in accordance with Laws in all material respects and are complete and accurate in all material respects.

34. Anti-Terrorism Laws. Neither Agnico nor any of its Subsidiaries has been or is currently subject to any economic or financial Sanctions. To the knowledge of Agnico, neither Agnico nor any of its Subsidiaries has received any written notice alleging that Agnico, any of its Subsidiaries or any of their respective Representatives has violated any Sanctions, and, to the knowledge of Agnico, no condition or circumstances exist (including any ongoing action, suit, proceeding or hearing) that would form the basis of any such allegations.

35. Anti-Corrupt Practices Legislation. Neither Agnico nor any of its Subsidiaries have, directly or indirectly, taken or authorized the taking of any action which is or would be otherwise inconsistent with or prohibited by any Anti-Corruption Laws. Neither Agnico nor any of its Subsidiaries has received any notice alleging that Agnico or any of its Subsidiaries or any of their respective Representatives has violated any Anti-Corruption Laws, and, to the knowledge of Agnico, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

36. Anti-Money Laundering. The operations of Agnico and each of its Subsidiaries have been, since January 1, 2019, conducted in compliance in all material respects with applicable financial record-keeping and reporting requirements and Anti-Money Laundering Laws. Neither Agnico nor any of its Subsidiaries has received any written notice alleging that Agnico, any of its Subsidiaries or any of their respective Representatives has violated any Anti-Money Laundering Laws, and, to the knowledge of Agnico, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

37. No Allegations. To the knowledge of Agnico, in the last five years, no allegations of sexual or psychological harassment, assault or misconduct have been made to Agnico or any Subsidiary against, nor has Agnico or any Subsidiary entered into any settlement, consent decree or other agreement resolving such allegations with, any individual in his or her capacity as (i) a current or former officer of Agnico, (ii) a current or former member of the Agnico Board; or (iii) a current or former employee of Agnico or any Subsidiary of Agnico at a level of vice president or above.

38. Opinion of Financial Advisor. The Agnico Board has received the Agnico Fairness Opinions and the Agnico Fairness Opinions have not been withdrawn or modified as of the date of this Agreement.

39. Brokers. Schedule 39 of the Agnico Disclosure Letter contains a complete and accurate list of any investment banker, broker, finder, financial adviser or other intermediary retained by or authorized to act on behalf of Agnico or any of its Subsidiaries in connection with the transactions contemplated under the Agreement (the "Agnico Financial Advisors"). Except for the engagement letters between Agnico and the Agnico Financial Advisors and the fees payable under or in connection with such engagements, no other investment banker, broker, finder or financial adviser has been retained by or is authorized to act on behalf of Agnico or any of its Subsidiaries or is entitled to any fee, commission or other payment from Agnico or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. A true and complete copy of each engagement letter between Agnico and each Agnico Financial Advisor has been provided to Kirkland's legal counsel.

40. Board Approval. The Agnico Board after receiving the advice of its financial advisors and its outside legal advisors, has unanimously: (i) determined that the entering into of this Agreement is in the best interests of Agnico; (ii) resolved to unanimously recommend that Agnico Shareholders vote in favour of the Agnico Resolution; and (iii) authorized the entering into of this Agreement and the performance by Agnico of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

41. Funds Available. Agnico has sufficient funds available to pay the Termination Amount and to fund the cash payable in respect of any fractional Agnico Shares otherwise issuable to holders of Kirkland Shares pursuant to the Arrangement.

42. Issuance of Consideration Shares. The Consideration Shares to be issued to the Kirkland Shareholders (or, if applicable, to a nominee on behalf of Australian Shareholders) will, when issued pursuant to the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Agnico Shares. The Agnico Replacement Options will, when issued pursuant to the Arrangement, be duly authorized and validly issued. The Agnico Shares underlying the Agnico Replacement Options will, upon issuance of the Agnico Replacement Options pursuant to the Arrangement, be duly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Agnico Option Plan and receipt by the Agnico of the exercise price therefor, will be duly authorized, validly issued, fully paid and non-assessable Agnico Shares.

43. Ownership of Kirkland Shares. None of Agnico nor any of its Subsidiaries or Affiliates beneficially owns or exercises control or direction over any securities of Kirkland.

44. Investment Canada Act. Agnico is not a non-Canadian within the meaning of the Investment Canada Act.

45. Australian Corporate Law. Subject to obtaining or complying with the ASIC Relief or Requirements, the making of the offer to issue Consideration Shares to the Kirkland Shareholders does not breach in any material respect any provision or regulation under any Australian Securities Laws, including Chapter 6D of the Australian Corporations Act.

SCHEDULE F
GOVERNANCE MATTERS

1. Name of Agnico

From the Effective Date, Agnico will continue operating under the name "Agnico Eagle Mines Limited".

2. Office of Agnico

From the Effective Date, the head office of Agnico shall continue as the existing head office of Agnico, located at 145 King Street East, Suite 400, Toronto, Ontario, Canada  M5C 2Y7.

3. Board of Directors of Agnico

(a) On the Effective Date, the Agnico Board shall consist of 13 members, composed of seven members designated by Agnico and six members designated by Kirkland, and each such director shall serve until the next annual meeting of Agnico or until their successor is elected or appointed.

(b) The Agnico designees on the Agnico Board shall consist of the existing members of the Agnico Board as of the date of this Agreement, other than three existing members of the Agnico Board to be designated by Agnico, who will each resign from the Agnico Board as of the Effective Time.

(c) The Kirkland designees on the Agnico Board shall consist of the existing members of the Kirkland Board as of the date of this Agreement, other than two existing members of the Kirkland Board to be designated by Kirkland, who will not be appointed or elected to the Agnico Board as of the Effective Time.

4. Agnico Board and Executive Roles

The following individuals shall be appointed to the following Agnico Board and/or executive leadership positions of Agnico from the Effective Date and with effect as of the Effective Time:

Executive Chair:	Sean Boyd
Lead Director:	Jamie Sokalsky
Vice-Chair:	Jeffrey Parr
Chief Executive Officer:	Tony Makuch
President:	Ammar Al-Joundi

5. Committees of the Agnico Board

From the Effective Date and with effect as of the Effective Time:

(a) the chair of the audit committee of the Agnico Board shall be Jeffrey Parr;

(b) the chair of the compensation committee of the Agnico Board shall be Robert Gemmell;

(c) the chair of the governance committee of the Agnico Board shall be Peter Grosskopf;

(d) the chair of the health, safety, environment and sustainable development committee of the Agnico Board shall be Deborah McCombe; and

(e) the chair of a newly constituted technical committee of the Agnico Board shall be Jonathan Gill.

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